UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 22, 2022

CIIG CAPITAL PARTNERS II, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40802	86-1477978
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 West 57th Street
29th Floor
New York, NY 10019
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 796-4796

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	CIIGU	The Nasdaq Stock Market
Class A Common Stock, par value $0.0001 per share	CIIG	The Nasdaq Stock Market
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CIIGW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Agreement

On November 22, 2022, CIIG Capital Partners II, Inc. (“CIIG II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (the “Company” or “Zapp”), Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Pubco, the Company and certain shareholders of the Company entered into an Investor Exchange and Support Agreement or Management Exchange and Support Agreement, in the forms attached hereto as Exhibit 10.1 and 10.2, respectively, pursuant to which such shareholders shall transfer their respective ordinary shares of the Company to Pubco in exchange for ordinary shares of Pubco (“Pubco Common Shares”, and such exchange, the “Company Exchange”) and (ii) immediately following the Company Exchange, Merger Sub will merge with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”) and each outstanding share of common stock of CIIG (other than certain excluded shares) will convert into the right to receive one Pubco Common Share (collectively, the “Transactions”).

The proposed Business Combination is expected to be consummated after the required approval by the stockholders of CIIG II and the satisfaction of certain other conditions summarized below.

Merger Agreement

Consideration Paid to the Shareholders of the Company

The consideration to be paid to the shareholders of Company, subject to certain adjustments in accordance with the Merger Agreement, will be equal to an aggregate of (i) 50,000,000 Pubco Common Shares plus (ii) a number of Pubco Common Shares equal to the amount of any convertible financing received by the Company in excess of $20,000,000 in the aggregate and actually converted to ordinary common shares of the Company in advance of the closing of the Transaction divided by the effective conversion price. With respect to clause (ii) the effective conversion price shall be equal to the dollar amount raised in such convertible financing divided by the number of ordinary shares deliverable to the investor in connection with such financing.

Consideration Paid to CIIG II Stockholders – Effects of the Merger

At the effective time of the Merger (the “Effective Time”), each share of CIIG II’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and CIIG II’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) will be cancelled and automatically deemed for all purposes to represent the right to receive one Pubco Common Share. At the Effective Time, each of CIIG II’s public warrants that are outstanding immediately prior to the Effective Time will, pursuant to and in accordance with the Warrant Agreement dated September 14, 2021 with respect to CIIG II’s warrants (“Warrant Agreement”), automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of CIIG II common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Pubco Common Shares per warrant on the same terms.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) authorization to enter into the Merger Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) liabilities, (vii) litigation,

(viii) compliance with laws, (ix) material contracts, (x) employee matters, (xi) taxes, (xii) licenses and permits, (xiii) real estate, (xiv) environmental matters, (xv) absence of changes, (xvi) intellectual property and data privacy, (xvii) suppliers and (xviii) related party transactions. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) CIIG II’s and the Company’s efforts to satisfy conditions to consummation of the Transactions, (iii) CIIG II and the Company to cease discussions regarding alternative transactions, (iv) CIIG II, the Company and Pubco to prepare and file a registration statement on Form F-4, which will also contain a prospectus of Pubco and proxy statement of CIIG II for the purpose of soliciting proxies from CIIG II’s stockholders to vote in favor of certain matters (the “CIIG II Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions and certain other matters at a special meeting called therefor (the “Special Meeting”), (v) the protection of, and access to, confidential information of the parties and (vi) the parties’ efforts to obtain necessary approvals from governmental agencies, to the extent applicable.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the CIIG II Stockholder Matters by CIIG II’s stockholders, (ii) receipt of required regulatory approvals, to the extent applicable, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) CIIG II having at least $5,000,001 of net tangible assets as of the closing of the Transactions, (v) the Form F-4 having become effective, (vi) the Pubco Common Shares having been approved for listing on NASDAQ, and (vii) customary bring down conditions. Additionally, the obligations of Pubco and the Company to consummate the Transactions are also conditioned upon, among others, each of the covenants of the parties to the A&R Sponsor Agreement (as defined below) having been performed as of or prior to the closing of the Transactions in all material respects.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Transactions, as follows:

(i)	by mutual written consent of CIIG II and the Company;

(ii)	by either CIIG II or the Company if the transactions are not consummated on or before May 1, 2023 (the “Termination Date”);

(iii)

by either CIIG II or the Company if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining or prohibiting the merger, which order, decree, judgment, ruling or other action is final and non-appealable;

(iv)

by either CIIG II or the Company if the other party has breached any of its covenants, agreements, representations or warranties which would result in the failure of certain conditions to be satisfied at the closing and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the closing to occur; or

(v)

by either CIIG II or the Company if, at the Special Meeting, the Transactions and the other CIIG II Stockholder Matters shall fail to be approved by holders of CIIG II’s stockholders, provided that CIIG II’s right to terminate for failure to obtain such approval shall not be available if, at the time of such termination, CIIG II is in breach of certain of its obligations under the Merger Agreement, including with respect to the preparation, filing and mailing of the registration statement and prospectus/proxy statement and convening the Special Meeting.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about CIIG II, the Company, Pubco or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CIIG II’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

Investor Exchange and Support Agreement

In connection with the execution of the Merger Agreement, the Company, Pubco and certain shareholders of the Company (each an “Investor”) will enter into separate Exchange and Support Agreements (the “Investor Exchange and Support Agreements”) pursuant to which each Investor has agreed to the Transactions and, consequently, agreed to (i) transfer its respective ordinary shares of the Company to Pubco in exchange for Pubco Common Shares and (ii) not transfer, subject to certain limited exceptions, 80% of the Pubco Common Shares received by such Investor pursuant to the Company Exchange for a period beginning on the Closing Date and ending on (A) with respect to the first third of such Pubco Common Shares, the date of the issuance of Pubco’s first quarterly earnings release that occurs at least 60 days after the Closing Date, (B) with respect to the second third of such Pubco Common Shares, the date of the issuance of Pubco’s second quarterly earnings release after the Closing Date and (C) with respect to the final third of such Pubco Common Shares, the date of the issuance of Pubco’s third quarterly earnings release after the Closing Date. Pursuant to the Investor Exchange and Support Agreements, the Investors shall be entitled to receive additional Pubco Common Shares subject to the closing price of the Pubco Common Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $12.00 per share, $14.00 per share and $16.00 per share respectively.

The foregoing description of the Investor Exchange and Support Agreement is not complete and is qualified in its entirety by reference to the Investor Exchange and Support Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Management Exchange and Support Agreement

In connection with the execution of the Merger Agreement, the Company, Pubco and certain members of the Company’s management (each a “Management Investor”) will enter into separate Exchange and Support Agreements (the “Management Exchange and Support Agreements”) pursuant to which each Management Investor has agreed to the Transactions and, consequently, agreed to (i) transfer its respective ordinary shares of the Company to Pubco in exchange for Pubco Common Shares and (ii) not transfer, subject to certain limited exceptions, 80% of the Pubco Common Shares received by such Management Investor pursuant to the Company Exchange for a period beginning on the Closing Date and ending (A) with respect to the first third of such Pubco Common Shares, 360 days after the Closing Date, (B) with respect to the second third of such Pubco Common Shares, 540 days after the Closing Date and (C) with respect to the final third of such Pubco Common Shares, 720 days after the Closing Date. Pursuant to the Management Exchange and Support Agreements, each Management Investor shall be entitled to receive additional Pubco Common Shares subject to the closing price of the Pubco Common Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $12.00 per share, $14.00 per share and $16.00 per share respectively.

The foregoing description of the Management Exchange and Support Agreement is not complete and is qualified in its entirety by reference to the Management Exchange and Support Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, CIIG II amended and restated that certain letter agreement (the “Sponsor Agreement”), dated September 14, 2021, by and among CIIG, CIIG Management II LLC (the “Sponsor”) and the other signatories thereto (certain of such signatories, the “Insiders”), pursuant to which, among other things, Sponsor and the Insiders agreed (i) to vote any shares of CIIG II’s securities in favor of the Transactions and other CIIG II Stockholder Matters, (ii) not to redeem any shares of Class A Common Stock or Class B Common Stock, (iii) not to vote in favor of an alternative business combination or any liquidation or other change in CIIG II’s corporate structure or business, (iv) not to transfer 80% its of Pubco Common Shares for a period beginning on the Closing Date and ending on (A) with respect to the first third of such Pubco Common Shares, the date of the issuance of Pubco’s first quarterly earnings release that occurs at least 60 days after the Closing Date, (B) with respect to the second third of such Pubco Common Shares, the date of the issuance of Pubco’s second quarterly earnings release after the Closing Date and (C) with respect to the final third of such Pubco Common Shares, the date of issuance of Pubco’s third quarterly earnings release after the Closing Date, and (v) to be bound to certain other obligations as described therein (the “Amended and Restated Sponsor Agreement”). Following the Closing of the Transactions, 754,607 of Sponsor’s Pubco Common Shares (the “Earnout Shares”) will be unvested and shall vest as follows: 100% of the Earnout Shares shall vest at such time the closing price of Pubco Common Shares equals or exceeds $14.00 for any 20 trading days during a 30 consecutive trading-day period; provided, that, the Earnout Shares shall be forfeited on the date that is 5 years after the Closing Date if the vesting condition is not met with such forfeited Earnout Shares being transferred to Pubco for the purposes of Pubco equity compensation arrangements.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement, which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, Pubco, certain persons and entities holding CIIG II’s Class B common stock (the “Original Holders”) and certain stockholders of the Company (the “New Holders”) will enter into a Registration Rights Agreement which provides customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights, a copy of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Warrant Assumption Agreement

In connection with the Closing, Pubco will enter into an Assignment, Assumption and Amendment Agreement with CIIG II and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”) (the “Warrant Amendment”) to assume the CIIG II’s obligations under the Warrant Agreement.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the full text of the form of Warrant Amendment, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On November 22, 2022, CIIG II and the Company, issued a press release (the “Press Release”) announcing the Business Combination. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated November 2022, that will be used by CIIG II and the Company with respect to the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CIIG II under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that

Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, PubCo and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.

Item 9.01.	Financial Statement and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 22, 2022, by and among CIIG Capital Partners II, Inc., Zapp Electric Vehicles Limited, Zapp Electric Vehicles Group Limited, and Zapp Electric Vehicles, Inc.

10.1	Form of Investor Exchange and Support Agreement

10.2	Form of Management Exchange and Support Agreement

10.3	Amended and Restated Sponsor Agreement, dated as of November 22, 2022, by and among CIIG Capital Partners II, Inc., CIIG Management II LLC and the other parties thereto.

99.1	Joint Press Release of CIIG Capital Partners II, Inc. and Zapp Electric Vehicles Limited.

99.2	Investor Presentation dated November 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. CIIG Capital Partners II, Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIIG Capital Partners II, Inc.

Date: November 22, 2022	By:	/s/ Gavin Cuneo
	Name:	Gavin Cuneo
	Title:	Co-Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CIIG CAPITAL PARTNERS II, INC.

ZAPP ELECTRIC VEHICLES LIMITED,

ZAPP ELECTRIC VEHICLES GROUP LIMITED,

and

ZAPP ELECTRIC VEHICLES, INC.

dated as of

November 22, 2022

-i-

-ii-

EXHIBITS
Exhibit A-1	–	Investor Exchange and Support Agreement
Exhibit A-2	–	Management Exchange and Support Agreement
Exhibit B	–	Pubco Charter
Exhibit C	–	A&R Sponsor Agreement
Exhibit D	–	Registration Rights Agreement
Exhibit E	–	Warrant Assumption Agreement
Exhibit F	–	Director Nomination Agreement
Exhibit G	–	Certificate of Merger

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 22, 2022, by and among CIIG Capital Partners II, Inc. a Delaware corporation (“SPAC”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (the “Company”), Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”). SPAC, the Company, Pubco and Merger Sub are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, SPAC is a special purpose acquisition company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Pubco is a newly incorporated entity, and was formed for the purpose of the Transactions, including to act as the publicly traded company for its Subsidiaries (and their businesses) after the Closing;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Pubco, and was formed for the sole purpose of the Merger;

WHEREAS, Pubco, the Company and certain shareholders of the Company, concurrently with the execution and delivery of this Agreement, are entering into an Investor Exchange and Support Agreement or Management Exchange and Support Agreement, as applicable, dated as of the date hereof (the “Exchange and Support Agreements”) substantially in the forms attached hereto as Exhibit A-1 and Exhibit A-2, pursuant to which such shareholders shall transfer their respective Company Common Shares to Pubco in exchange for Pubco Common Shares (the “Company Exchange”);

WHEREAS, immediately following the Company Exchange, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, including the Companies Act 2006, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into SPAC (the “Merger”), with SPAC being the surviving corporation of the Merger (SPAC, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, the Company Exchange and the Merger, taken together, qualify for the Intended Tax Treatment;

WHEREAS, prior to the Effective Time, Pubco shall amend and restate the memorandum and articles of association of Pubco to be substantially in the form of Exhibit B attached hereto (the “Pubco Charter”);

WHEREAS, the board of directors of Pubco has unanimously (i) determined that it is in the best interests of Pubco and the shareholders of Pubco, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with applicable Law, (ii) approved this Agreement and the Transactions, including the Merger and the Company Exchange in accordance with applicable Law, as applicable, on the terms and subject to the conditions of this Agreement and (iii) approved the plan of merger set forth in this Agreement;

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the shareholders of the Company to enter into this Agreement providing for the

Merger and the Company Exchange in accordance with applicable Law, and (ii) approved this Agreement and the Transactions, including the Merger and the Company Exchange in accordance with applicable Law, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of SPAC has unanimously (i) determined that it is in the best interests of SPAC and the stockholders of SPAC, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of SPAC (the “SPAC Board Recommendation”);

WHEREAS, SPAC, CIIG Management II LLC (the “Sponsor”) and certain holders of SPAC Warrants (the “SPAC Investors”), concurrently with the execution and delivery of this Agreement, are entering into that certain letter agreement, dated as of the date hereof (the “A&R Sponsor Agreement”), substantially in the form attached hereto as Exhibit C, pursuant to which the Sponsor, SPAC and the SPAC Investors party to the A&R Sponsor Agreement have agreed to take certain actions to support the Transactions;

WHEREAS, in connection with the Closing, the Sponsor, Pubco and certain other parties shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D; and

WHEREAS, in connection with the Closing, SPAC, Pubco and Continental Stock Transfer & Trust Company shall enter into a Warrant Assumption Agreement (the “Warrant Assumption Agreement”) substantially in the form attached hereto as Exhibit E.

WHEREAS, in connection with the Closing, Pubco and Mr. Swin Chatsuwan will enter into the Director Nomination Agreement in the form attached as Exhibit F hereto (the “Director Nomination Agreement”);

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“A&R Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Acquisition Transaction” has the meaning specified in Section 9.06(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official or representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and any other foreign, federal, state, or local Laws relating to fraud or money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 5.08(a).

“Available Cash Amount” means, as of immediately prior to Closing, all available Cash and Cash Equivalents of SPAC, including all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption).

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 9.06(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, London, United Kingdom, the Cayman Islands or Bangkok, Thailand are authorized or required by Law to close.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, filed with the Secretary of State of the State of Delaware on September 14, 2021, as amended and in effect on the date hereof.

“Certificate of Merger” has the meaning specified in Section 2.01(a).

“Closing” has the meaning specified in Section 4.01.

“Closing Company Financial Statements” has the meaning specified in Section 7.04(a).

“Closing Date” has the meaning specified in Section 4.01.

“Closing Transaction Consideration” means (a) 50,000,000 Pubco Common Shares, plus (b) the Convertible Loan Note Share Amount, minus (c) the Exchange Agreement Deduction Amount.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Closing Statement” has the meaning specified in Section 4.04.

“Company Common Shares” means the ordinary shares of £0.00001 each in the capital of the Company.

“Company Cure Period” has the meaning specified in Section 11.01(b).

“Company Employees” has the meaning specified in Section 5.13(a).

“Company Exchange” has the meaning specified in the Recitals hereto.

“Company Option” means an option to purchase Company Common Shares pursuant to an incentive plan of the Company or its Subsidiaries.

“Company Parties” means the Company, Pubco and Merger Sub.

“Company Representations” means the representations and warranties of the Company Parties, expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company and, solely for the purposes of Section 5.03, Section 5.04 and Section 5.05, Pubco and Merger Sub.

“Company Subsidiary Securities” has the meaning specified in Section 5.07.

“Company Transaction Expenses” has the meaning specified in Section 4.02(a).

“Company Warrants” means the warrants to purchase a total of 6,000,000 Company Common Shares issued on May 28, 2020.

“Confidentiality Agreement” has the meaning specified in Section 12.09.

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, purchase orders, bonds, notes, indentures, mortgages, debt instruments, licenses or other instruments or obligations of any kind.

“Convertible Loan Note Share Amount” means (where the proceeds of any convertible financing described on Schedule 7.01(c) and actually converted to Company Common Shares in advance of the Closing exceeds $20,000,000 in the aggregate) such number of additional Pubco shares as is equal to (a) the proceeds of any such convertible financing in excess of the $20,000,000 aggregate amount, divided by (b) the effective conversion price applicable to such financing, where “effective conversion price” equals (x) the dollar amount raised divided by (y) the number of Company Common Shares deliverable to the investor in connection with such financing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“D&O Tail” has the meaning specified in Section 8.01(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Loans” means, collectively, those certain letter agreements between the Company and one or more of its Subsidiaries and certain of its directors set forth on Schedule 1.01(a).

“Director Nomination Agreement” has the meaning specified in the Recitals hereto.

“Effective Time” has the meaning specified in Section 2.01(a).

“EMI Optionholder” means a holder of EMI Options.

“EMI Options” means Company Options granted under Schedule 5 of ITEPA.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of Hazardous Materials.

“ERISA” has the meaning specified in the Section 5.13(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement Deduction Amount” means, with respect to any holder of Company Common Shares that fails to deliver a fully executed Exchange and Support Agreement prior to the Closing, an amount of Pubco Common Shares equal to that number of Pubco Common Shares that such holder of Company Common Shares would have been entitled received had such Exchange and Support Agreement been duly executed and delivered prior to the Closing.

“Exchange and Support Agreements” has the meaning specified in the Recitals hereto.

“Excise Tax” means any taxes imposed on the SPAC pursuant to Section 4501 of the Code with respect to the exercise by any SPAC Stockholders of their redemption rights, and any penalties or interest thereon.

“Excluded Share” means, without duplication, each share of (a) SPAC Common Stock for which redemption rights have been exercised in connection with the SPAC Stockholder Redemption, (b) SPAC Common Stock (if any), that, at the Effective Time, are held in the treasury of SPAC, and (c) SPAC Common Stock (if any), that is owned by the Company Parties, if any.

“Financial Statements” has the meaning specified in Section 5.08(a).

“Former Company Employees” has the meaning set forth in Section 5.13(a).

“Form F-4” means the registration statement on Form F-4 of Pubco with respect to the registration of the Pubco Common Shares to be issued in connection with the Transactions.

“Founder” or “Founders” means each of (a) the Sponsor, (b) BlackRock Credit Alpha Master Fund L.P. and (c) HC NCBR Fund.

“Founder Shares” means the SPAC Class A Common Stock that will be issued upon the automatic conversion of the shares of the SPAC Class B Common Stock on a one-for-one basis in connection with a Business Combination, in each case, owned by the Founders, and which shall equal 7,187,500 shares of SPAC Class A Common Stock as of the Closing.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Filings” has the meaning specified in Section 5.05.

“Governmental Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision, sovereign wealth fund, or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality thereof, or for or on behalf of any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, per- and polyfluoralkyl substances, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HMRC” means His Majesty’s Revenue and Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (c) obligations of such Person for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations of the type referred to in clauses (a)—(g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Indemnitee Affiliate” has the meaning specified in Section 8.01(c).

“Intellectual Property” means all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates or the like and any foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) (“Patents”); (b) all trademarks, service marks, brand names, trade dress rights, logos, corporate names, trade names, other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, works of authorship, literary works, pictorial and graphic works, in each case whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing and all moral rights, however denominated; (d) all Internet domain names and social media accounts; (e) all trade secrets, know-how, ideas, technology, Software, discoveries, improvements, formulae, confidential and proprietary information, databases, collections of data, technical information, techniques, inventions, designs, drawings, procedures, processes and models, in each case, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property and intellectual property rights.

“Intended Tax Treatment” has the meaning specified in Section 9.07(b).

“Interim Financial Statements” has the meaning specified in Section 5.08(a).

“Interim Period” has the meaning specified in Section 7.01.

“Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination of the foregoing that was not known to SPAC as of the date of this Agreement and does not relate to any Business Combination Proposal other than with the Company; provided, however, that (a) neither any change in the price or trading volume of SPAC Common Stock or SPAC Units nor the Company’s failure to meet or exceed any projections shall, in and of itself, be taken into account in determining whether or not an Intervening Event has occurred, and (b) no fact, circumstance, occurrence, event, development, change or condition or combination of the foregoing adversely affecting the results of operations or financial condition of the Company or its Subsidiaries shall constitute an Intervening Event unless the same constitutes at Material Adverse Effect.

“ITEPA” has the meaning set forth in Section 5.15(x).

“IT Systems” means all computer systems, servers, networks, databases, network equipment, websites, computer hardware and equipment used to process, store, maintain and operate data, information, functions, and other information technology systems, including any Software embedded or installed thereon, owned, licensed, leased or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or its Subsidiaries.

“Leases” has the meaning specified in Section 5.18.

“Licensed Intellectual Property” has the meaning specified in the Section 5.19(b).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Material Adverse Effect” means, with respect to the Company, a material adverse effect on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole: (a) any change in applicable Laws, GAAP or IFRS or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of the Transaction Agreements, the pendency or consummation of the

Transactions or the performance of the Transaction Agreements, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Transaction Agreements, the taking of any action required or contemplated by the Transaction Agreements or with the prior written consent of SPAC (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (g) any acts of terrorism or war (whether or not pursuant to the declaration of a national emergency or war), or the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political or social conditions, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), (i) COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company or any of its Subsidiaries’ compliance therewith and (j) any matter set forth on the Schedules; provided that in the case of clauses (a), (b), (d), (f) and (g) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industries in which the Company or its Subsidiaries operate.

“Material Contracts” has the meaning specified in Section 5.12(a).

“Material Suppliers” has the meaning specified in Section 5.12(a)(xv).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the preamble hereto.

“NASDAQ” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the definition of open source (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Owned Company Software” means all Software that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Patents” has the meaning specified in the definition of Intellectual Property.

“Party” or “Parties” have the meanings specified in the preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” has the meaning specified in Section 5.11(a).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith and, in each case, for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a physical inspection of such real property, or (iii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property (other than source code) granted to suppliers solely for the benefit of the Company and its Subsidiaries and entered into in the ordinary course of business, (f) Liens securing any Indebtedness of the Company and its Subsidiaries and (g) Liens described on Schedule 1.01(b).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Privacy Laws and applicable privacy policies and contracts, information in all forms, that identifies, relates to, describes, or is reasonably capable of being associated with, or could reasonably be linked (directly or indirectly) with an individual, device or household (including any current, prospective, or former customer, end user or employee), such as but not limited to a name, postal address, online identifier, Internet Protocol address, email address, account name, biometric information or identifiers, social security number, driver’s license number, account or credit card information, or similar identifiers.

“Policies” has the meaning specified in Section 5.16.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the Processing of Personal Information, including: (a) the Federal Trade Commission Act; (b) California Consumer Privacy Act; (c) Payment Card Industry Data Security Standard; (d) EU General Data Protection Regulation 2016/679/EU; (e) UK Data Protection Act 2018 and the UK GDPR as defined in the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) Regulations 2019, and the Privacy and Electronic Communications Regulations 2003; (f) the Privacy and Electronic Communications Directive 2002/58/EC; (g) Thailand Personal Data Protection Act; and (h) any and all applicable Laws relating to breach notification or marketing in connection with Personal Information; in each case, (i) through and including (h), as applicable and in force from time to time, and as amended, consolidated, re-enacted or replaced from time to time.

“Processing” or “Processed” means the receipt, collection, compilation, use, storage, processing, viewing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

“Proxy Statement/Prospectus” means the proxy statement/prospectus included in the Form F-4, including (a) the proxy statement of SPAC to be used for the Special Meeting to approve the SPAC Stockholder Matters (which shall also provide the SPAC Stockholders with the opportunity to redeem their shares of SPAC Common Stock in conjunction with a stockholder vote on the Business Combination) and (b) a prospectus with respect to the Pubco Common Shares to be offered and issued to the SPAC Stockholders and the effect of the Transactions on the SPAC Warrants, in all cases in accordance with and as required by the SPAC Organizational Documents, applicable Law, and the rules and regulations of the NASDAQ.

“Pubco” has the meaning specified in the preamble hereto.

“Pubco Charter” has the meaning specified in the Recitals hereto.

“Pubco Common Shares” means the ordinary shares, par value $0.0001 per share, of Pubco and any successors thereto.

“Pubco Shareholder Approval” has the meaning specified in the Recitals hereto.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders and consultants of such Person.

“Scheduled Intellectual Property” has the meaning specified in the Section 5.19(a).

“Schedules” means the disclosure schedules of the Company and its Subsidiaries and the SPAC.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form F-4 effective and has confirmed that it has no further comments on the Proxy Statement / Prospectus.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means all (a) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) documentation, including user manuals, and other training documentation relating to, and descriptions, flow charts and other work product used to design, plan, organize or develop, any of the foregoing in (a) or (b).

“SPAC” has the meaning specified in the preamble hereto.

“SPAC Affiliate Agreement” means any transaction, agreement, arrangement or understanding, to which SPAC is a party, with any (i) present or former equityholder, executive officer or director of SPAC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act).

“SPAC Board Recommendation” has the meaning specified in the Recitals hereto.

“SPAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Closing Statement” has the meaning specified in Section 4.03.

“SPAC Common Stock” means SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC Cure Period” has the meaning specified in Section 11.01(c).

“SPAC Investors” has the meaning specified in the Recitals hereto.

“SPAC Material Contracts” has the meaning specified in the Section 6.14.

“SPAC Organizational Documents” means the Certificate of Incorporation and SPAC’s bylaws, as amended and in effect on the date hereof.

“SPAC Representations” means the representations and warranties of SPAC expressly and specifically set forth in Article VI of this Agreement, as qualified by the Schedules.

“SPAC Stockholder Approval” has the meaning specified in Section 6.02(b).

“SPAC Stockholder Matters” has the meaning specified in Section 9.03(a)(i).

“SPAC Stockholder Redemption” has the meaning specified in Section 9.03(a)(i).

“SPAC Stockholders” means the holders of shares of SPAC Common Stock.

“SPAC Transaction Expenses” has the meaning specified in Section 4.02(b).

“SPAC Units” means one share of SPAC Class A Common Stock and one-half of one SPAC Warrant.

“SPAC Warrant” means warrants to purchase shares of SPAC Class A Common Stock as contemplated under the Warrant Agreement, with each warrant exercisable for the number of shares of SPAC Class A Common Stock stated in the applicable SPAC Warrant at an exercise price of $11.50.

“Special Meeting” means a meeting of the holders of SPAC Common Stock to be held for the purpose of approving the SPAC Stockholder Matters.

“Specified Representations” has the meaning specified in Section 10.02(a)(i).

“Sponsor” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member; provided, that, notwithstanding the foregoing, with respect to the Company, Zapp Manufacturing (Thailand) Co., Ltd. shall be considered a Subsidiary of the Company.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” or “Taxes” or “Taxation” means (i) any and all federal, state, provincial, territorial, local, or foreign taxes, charges, fees, levies or other assessments, including income, alternative or add-on minimum, franchise, gross receipts, employment (including employee withholding or employer payroll tax, PAYE income tax, national insurance contributions, apprenticeship levy or any similar or replacement taxes, charges or levies in any jurisdiction) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, escheat, real property, capital stock, profits, disability, registration, imposts, levies, contributions, value added (including VAT), estimated, customs duties, sales or use tax, or other tax of any kind or any charge of any kind in the nature (or similar to taxes whatsoever), (ii) any estimated taxes, deficiency assessments, interest, penalties, surcharges, fines, additions to tax or additional amounts imposed by a Governmental Authority (whether or not disputed), in each case, relating to items in clause (i) or this clause (ii), and (iii) any liability in respect of any items in clauses (i) and (ii) payable by reason of being a transferee or successor of another Person or member of an affiliated, consolidated, unitary, combined or other group pursuant to Law, Contract, assumption, Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Officer’s Certificates” has the meaning specified in Section 9.07(g).

“Tax Return” means any return, report, statement, refund, claim, declaration, surrender, disclaimer, notice, consent, computations, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating SPAC Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(b).

“Trademarks” has the meaning specified in the definition of Intellectual Property.

“Trade Secrets” has the meaning specified in the definition of Intellectual Property.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the A&R Sponsor Agreement, the Pubco Charter, the Exchange and Support Agreements, the Warrant Assumption Agreement, the Director Nomination Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means the aggregate amount of the Company Transaction Expenses and SPAC Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement, including the Merger and the Company Exchange.

“Transfer Taxes” has the meaning specified in Section 9.07(a).

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a).

“Trust Agreement” has the meaning specified in Section 6.07(a).

“Trustee” has the meaning specified in Section 6.07(a).

“UK GAAP” means the Generally Accepted Accounting Practice in the UK.

“VAT” means any: (a) tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), (b) in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto; and

(c) other tax of a similar nature (including, without limitation, sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union or in the United Kingdom in substitution for, or levied in addition to, such tax referred to in (a) or (b), or elsewhere.

“Warrant Agreement” means that certain Warrant Agreement, dated as of September 14, 2021, by and between SPAC and Continental Stock Transfer & Trust Company.

“Warrant Assumption Agreement” has the meaning specified in the Recitals hereto.

“Worker” means an individual who is a worker for the purposes of section 230(3)(b) of the United Kingdom Employment Rights Act 1996, and any analogous legislation in the Republic of Ireland.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless the context requires otherwise, all accounting terms used herein and not expressly defined herein (i) in relation to the Company, shall have the meanings given to them under IFRS and (ii) in relation to the SPAC, shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” located at https://zappev-my.sharepoint.com/ set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(i) (i) References to “£” or “GBP” are to pounds sterling, the lawful currency of the United Kingdom and (ii) references to “$”, “dollar” or “dollars” shall be to the lawful currency of the United States, and the dollar equivalent amount of any foreign currency of such amount using the closing exchange rate published in the Wall Street Journal as of the date of determination.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge, (a) in the case of the Company, the persons set forth on Schedule 1.03(a) and, (b) in the case of SPAC, the persons set forth on Schedule 1.03(b).

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding securities of the Company Parties or shares of SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by SPAC with respect to its shares of SPAC Common Stock or rights to acquire SPAC Common Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of securities of the Company Parties or shares of SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Pubco Common Shares, the holders of Company securities or the holders of SPAC Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit the Company Parties or SPAC to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

MERGER

Section 2.01 The Merger.

(a) Following the Company Exchange, on the terms and subject to the conditions set forth herein, on the Closing Date, SPAC and Merger Sub shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit G attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and SPAC and specified in the Certificate of Merger (and which, for the avoidance of doubt, shall be after the effective time of the Company Exchange), being the “Effective Time”).

(b) At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub and SPAC shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into SPAC, following which the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the Surviving Corporation after the Merger and as a direct, wholly owned subsidiary of Pubco.

Section 2.02 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

Section 2.03 Governing Documents; Directors and Officers.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Zapp Electric Vehicles, Inc.”.

As at the Effective Time, the board of directors and officers of Merger Sub shall be the board of directors and officers of the Surviving Corporation.

(b) The memorandum and articles of association of Pubco shall be amended and restated so as to adopt the Pubco Charter.

Section 2.04 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Pubco with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, Merger Sub and the Company, the applicable directors, officers, members and managers of SPAC, Merger Sub and the Company (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

CONSIDERATION; EFFECTS OF THE TRANSACTIONS; COMPANY EXCHANGE

Section 3.01 Shareholder Consideration. On the terms and subject to the conditions set forth herein and in the Exchange and Support Agreements, immediately prior to the Effective Time, without any further action on the part of any Party or the holders of any securities of the Company, the following shall occur:

(a) each issued and outstanding Company Common Share shall be transferred, free and clear of all Liens for the Closing Transaction Consideration in accordance with the Exchange and Support Agreements; and

(b) each holder of Company Common Shares shall cease to be the holder of such Company Common Shares and Pubco will, following the completion of any necessary procedural formalities relating to any applicable Transfer Taxes, be recorded as the sole registered holder of all of the Company Common Shares so exchanged and contributed in kind and will be the legal and beneficial owner thereof.

Section 3.02 Company Options. Separately from the Company Exchange, immediately prior to the Effective Time, each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be released and cancelled by each holder of Company Options in exchange for the grant by Pubco of an option to purchase Pubco Common Shares of equivalent value and on equivalent terms as regards vesting, exercise, indemnities and other provisions relating to tax as the Company Options pursuant to appropriate release, exchange and grant instruments among the Company, Pubco and the relevant holder of such Company Options. Except as otherwise agreed in writing, each option to purchase Pubco Common Shares so granted shall have and be subject to substantially the same terms and conditions as were applicable to the corresponding Company Option immediately prior to the Effective Time (including expiration date, vesting conditions and exercise provisions), except that the number of Pubco Common Shares for which it is exercisable and the exercise price payable in respect of such exercise shall be adjusted in accordance with the ratio at which Company Common Shares are exchanged for Closing Transaction Consideration at the Closing pursuant to the Exchange and Support Agreements.

Section 3.03 Company Warrants. Separately from the Company Exchange, immediately prior to the Effective Time, each Company Warrant outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to Company Common Shares and be assumed by Pubco and converted into a warrant to purchase Pubco Common Shares pursuant to assignment and assumption instruments among the Company, Pubco and the relevant holder of such Company Warrants. Except as otherwise agreed among in writing, each Company Warrant so assumed shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Warrant immediately prior to the Effective Time, except that the number of Pubco Common Shares for which it is exercisable and the exercise price payable in respect of such exercise shall be adjusted in accordance with the ratio at which Company Common Shares are exchanged for Closing Transaction Consideration at the Closing pursuant to the Exchange and Support Agreements.

Section 3.04 SPAC Consideration; Effects of the Transactions. On the terms and subject to the conditions set forth herein, immediately after the Company Exchange, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of SPAC, the following shall occur:

(a) Each share of SPAC Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be cancelled, and the holders of SPAC Common Stock shall be entitled to receive for each share of SPAC Common Stock, one Pubco Common Share. All such shares of SPAC Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of stock certificates representing such shares of SPAC Common Stock shall thereafter cease to have any rights with respect to such securities.

(b) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.001 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of Class A common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Each Excluded Share shall be cancelled and no consideration shall be paid or payable with respect thereto.

Section 3.05 SPAC Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of SPAC Warrants, each SPAC Warrant that is outstanding immediately prior to the Effective Time shall automatically and irrevocably be modified to provide that such SPAC Warrant shall no longer entitle the holder thereof to purchase the amount of share(s) of SPAC Common Stock set forth therein and in substitution thereof such SPAC Warrant shall entitle the holder thereof to acquire such number of Pubco Common Shares per SPAC Warrant that such holder was entitled to acquire pursuant to the terms and conditions of the Warrant Agreement. The parties shall cause the Warrant Agreement to be amended or exchanged as of immediately prior to the Effective Time to the extent necessary to give effect to this Section 3.05, including adding Pubco as a party thereto, with the effect that the SPAC Warrants outstanding immediately prior to the Effective Time will be exchanged for warrants to purchase Pubco Common Shares.

Section 3.06 Issuance of Pubco Common Shares. Unless otherwise determined by the board of directors of Pubco following the Closing, all Pubco Common Shares shall be uncertificated, with record of ownership reflected only in the register of members of Pubco.

Section 3.07 Fractional Shares. No fractional Pubco Common Shares shall be issued upon the surrender for exchange of the Company Common Shares, Company Options, Company Warrants, SPAC Common Stock or SPAC Warrants and the number of Pubco Common Shares to be issued to each holder in respect of such securities will be rounded down to the nearest whole share.

Section 3.08 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Parties shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. The Parties shall cooperate and use reasonable best efforts to minimize any such deduction or withholding to the extent reasonably permitted under applicable Tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE IV

CLOSING TRANSACTIONS

Section 4.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article X (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02 Expense Amounts.

(a) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Company (including its direct and indirect equityholders) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company (including its direct and indirect equityholders), (ii) the fees and expenses of accountants and other advisers to the Company set forth on Schedule 4.02(a)(i), (iii) the fees and disbursements of bona fide third-party investment bankers to the Company, and (iv) any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of the Company, in each case, incurred in connection with the Transactions, including, in each case, any VAT thereon (collectively, the “Company Transaction Expenses”).

(b) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, the SPAC shall provide to the Company a written report setting forth a list of the following fees and expenses incurred by or on behalf of SPAC or any of its Affiliates in connection with any prior potential business combination transaction and in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to SPAC (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to SPAC, (iii) the fees and expenses of the consultants and other advisors to SPAC set forth on Schedule 4.02(b)(i), (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to SPAC, (v) any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of SPAC and (vi) any taxes imposed on SPAC, including any Excise Tax, in each case, incurred in connection with the Transactions, including, in each case, any VAT thereon (collectively, the “SPAC Transaction Expenses”).

(c) On the Closing Date and substantially concurrently with the Closing, subject to Section 12.05, the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Transaction Expenses.

Section 4.03 SPAC Closing Statement. At least two (2) Business Days prior to the Special Meeting and in any event not earlier than the time that holders of SPAC Class A Common Stock may no longer elect redemption in accordance with SPAC Stockholder Redemption, SPAC shall prepare and deliver to the Company a statement (the “SPAC Closing Statement”) setting forth in good faith: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to SPAC Stockholder Redemption); (b) the aggregate amount of all payments required to be made in connection with SPAC Stockholder Redemption; (c) the Available Cash Amount resulting therefrom; and (d) the number of shares of SPAC Class A Common Stock to be outstanding as of the Closing after giving effect to SPAC Stockholder Redemption and confirmation that all SPAC Class B Common Stock has been converted into SPAC Class A Common Stock on a one-for-one basis and, in each case, including reasonable supporting detail therefor. The SPAC Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the SPAC Closing Statement until the Closing, SPAC shall (i) provide the Company and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of SPAC and to senior management personnel of SPAC, in each case, to the extent reasonably requested by the Company or any of its Representatives in connection with their review of the SPAC Closing Statement, (ii) cooperate with the Company and its Representatives in connection with their review of the SPAC Closing Statement and the components thereof and (iii) consider in good faith any comments to the SPAC Closing Statement provided by the Company prior to the Closing Date.

Section 4.04 Company Closing Statement. At least two (2) Business Days prior to the Special Meeting and in any event not earlier than the time that holders of SPAC Class A Common Stock may no longer elect redemption in accordance with SPAC Stockholder Redemption, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth, in good faith, the Closing Transaction Consideration, including reasonable supporting detail for the: (a) Closing Loan Note Share Amount and (b) the Exchange Agreement Deduction Amount. The Company Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Company Closing Statement until the Closing, the Company shall (i) provide SPAC and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Company and to senior management personnel of the Company, in each case, to the extent reasonably requested by SPAC or any of its Representatives in connection with their review of the Company Closing Statement, (ii) cooperate with SPAC and its Representatives in connection with their review of the Company Closing Statement and the components thereof and (iii) consider in good faith any comments to the Company Closing Statement provided by SPAC prior to the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company and, solely for the purposes of Section 5.03, Section 5.04 and Section 5.05, each Company Party represents and warrants to SPAC as follows:

Section 5.01 Corporate Organization of the Company. The Company has been duly incorporated, is validly existing as a private limited company and is in good standing (or has the equivalent status under the laws of England and Wales) and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such corporate power and authority would not constitute a Material Adverse Effect. The copies of the organizational documents of the Company, as in effect on the date hereof, previously made available by the Company to SPAC (i) are true, correct and complete and (ii) are in full force and effect. The Company is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of any of the provisions of its organizational documents.

Section 5.02 Subsidiaries. The Subsidiaries of the Company are set forth on Schedule 5.02, and, other than as set forth on Schedule 5.02, the Company directly or indirectly owns the legal and beneficial interest in each such Subsidiary. The Subsidiaries of the Company have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except where such failure to have such power and authority would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each Company Party (other than the Company) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 5.03 Due Authorization. Each Company Party has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors or equivalent governing body of the applicable Company Party and (other than the Pubco Shareholder Approval) no other corporate proceeding on the part of any Company Party is necessary to authorize this Agreement or such Transaction Agreements. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by each Company Party and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which any Company Party is party by such Company Party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of, or result in the breach of or default under, the certificate of incorporation, bylaws or other organizational or constitutional documents of any Company Party, (b) violate any provision of, or result in the breach of or default by any Company Party under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Material Contract or Lease, (d) result in the creation of any Lien upon any of the properties, rights or assets of the Company or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except (x) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and (y) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of SPAC contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority (collectively, “Governmental Filings”) is required on the part of any Company Party with respect to such Company Party’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the applicable Antitrust Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (c) as otherwise disclosed on Schedule 5.05.

Section 5.06 Current Capitalization.

(a) Schedule 5.06(a) sets forth, as of the date hereof, the number and class of issued and outstanding shares of the Company, and all rights to acquire or in respect of, shares of the Company (including outstanding share options) the legal and beneficial owners thereof and the number and class of shares held by each such legal and beneficial owner. All of the shares in the capital of the Company or other equity interests of the Company have been duly authorized and validly allotted and are fully paid and nonassessable.

(b) Schedule 5.06(b) sets forth a true, correct and complete list of all outstanding Company Options and Company Warrants and other rights to purchase or receive Company Common Shares, and, for each such Company Option and Company Warrant and other right, (i) the number of Company Common Shares subject thereto, (ii) the terms of vesting (including the extent to which it will become accelerated as a result of the consummation by the Company of the Transactions) and vested status, (iii) the grant and expiration dates, (iv) the exercise price, if applicable, and (v) the name of the holder thereof.

Section 5.07 Capitalization of Subsidiaries. The outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. There are no outstanding (a) securities of the Company or any of its Subsidiaries convertible into or exchangeable for ownership interests in any Subsidiary of the Company, (b) obligations, options, warrants or other rights, commitments or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of the Company or (c) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of the Company (the items in clauses (a)-(c), in addition to all ownership interests of the Company’s Subsidiaries, being referred to collectively as the “Company Subsidiary Securities”). There are no (i) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the Company Subsidiary Securities, neither the

Company nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of capital stock are held in treasury by any Subsidiary of the Company.

Section 5.08 Financial Statements.

(a) Attached as Schedule 5.08 hereto are true, accurate and complete copies of (a) the audited consolidated balance sheets of the Company and its Subsidiaries as at September 30, 2020 and September 30, 2021, and the related audited consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the years then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated condensed statement of financial position of the Company and its Subsidiaries, as at September 30, 2022 and the unaudited consolidated condensed statements of profit or loss, comprehensive income, changes in equity and cash flows for the twelve (12)-month period ended September 30, 2022 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with UK GAAP (in respect of the Audited Financial Statements) and IFRS (in respect of the Interim Financial Statements), as applicable (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, in each case, the impact of which is not material).

Section 5.09 Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any material liability, debt or obligation required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, except for liabilities and obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since September 30, 2022 in the ordinary course of business of the Company and its Subsidiaries, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including transaction expenses or (d) disclosed in the Schedules.

Section 5.10 Litigation and Proceedings. Except for any Actions under any Tax Law or Environmental Law (as to which certain representations and warranties are made pursuant to Sections 5.15 and 5.20, respectively), as of the date of this Agreement there are no pending or, to the knowledge of the Company, threatened in writing Actions against the Company or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Material Adverse Effect. There is no Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 5.11 Compliance with Laws.

(a) The Company and its Subsidiaries are, and since December 31, 2019 have been, in compliance with all applicable Laws and Governmental Orders. The Company and its Subsidiaries hold, and since December 31, 2019 have held, all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of the business. From December 31, 2019, (a) neither the Company nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (b) to the knowledge of the Company, no assertion or Action of any violation of any Law, Governmental Order or Permit by the

Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business). As of the date hereof, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened and no such investigations have been conducted by any Governmental Authority since December 31, 2019, in each case, other than those the outcome of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Since December 31, 2019, (i) there has been no action taken by the Company, its Subsidiaries, or any of their officers, directors, managers, employees, or to the knowledge of the Company, consultants or agents, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law and (iv) neither the Company nor its Subsidiaries has received any written notice or citation or, to the knowledge of the Company, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) None of the Company, its Subsidiaries or any of their respective officers, directors, managers, employees, or to the knowledge of the Company, consultants or agents, (i) is a Person with whom transactions are prohibited or limited under any Laws relating to economic sanctions, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or His Majesty’s Treasury, (ii) has done any business, directly or indirectly, with or in any country or region that is the target of comprehensive territorial sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, or Syria, or (iii) has violated any Laws relating to economic sanctions since December 31, 2019. The Company and its Subsidiaries are and since December 31, 2019 have been in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under Laws relating to economic sanctions, import, and export controls, including without limitation the Export Administration Regulations. Since December 31, 2019, neither the Company nor any of its Subsidiaries has made any material voluntary disclosure to any Governmental Authority relating to Laws regarding economic sanctions, import, or export controls; been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.12 Contracts; No Defaults.

(a) Schedule 5.12(a) contains a true and complete listing of all Contracts (other than purchase orders) described in clauses (i) through (xvii) of this Section 5.12(a) to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) other than Company Benefit Plans (collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to SPAC or its agents or representatives.

(i) Each Contract that the Company reasonably anticipates will involve aggregate payments or consideration furnished by or to the Company or by or to any of its Subsidiaries of more than $100,000 in the calendar year ended December 31, 2022 or any subsequent calendar year;

(ii) Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries since December 31, 2019, in each case involving payments in excess of $100,000;

(iii) Each lease, rental or occupancy agreement, installment and conditional sale agreement and each other Contract with outstanding obligations that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and (y) involves aggregate payments in excess of $100,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(iv) Each joint venture Contract, partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of the Company);

(v) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $100,000 in the aggregate;

(vi) Each Contract expressly prohibiting or restricting in any material respect the ability of the Company or its Subsidiaries to engage in any business, to sell or distribute any products, to operate in any geographical area or to compete with any Person;

(vii) Each Contract pursuant to which the Company or any of its Subsidiaries (x) is granted by any Person a license, right, permission, consent, non-assertion or release relating to any Intellectual Property (excluding end-user licenses for “off-the-shelf” Software generally commercially available to the public and licensed on standard, non-negotiated terms for annual aggregate fees of less than $100,000) or (y) grants to any Person any license, right, permission, consent, non-assertion or release relating to any Intellectual Property;

(viii) Contracts providing for the assignment or transfer of any ownership interest in any Intellectual Property by (x) any Person to the Company or any of its Subsidiaries (other than Personnel IP Agreements) or (y) the Company or any of its Subsidiaries to any Person;

(ix) Contracts providing for the discovery, conception, development, creation or reduction to practice of any Intellectual Property by (x) any Person for the Company or any of its Subsidiaries (other than Personnel IP Agreements), (y) the Company or any of its Subsidiaries for any Person or (z) jointly by the Company or any of its Subsidiaries and any Person;

(x) Each Contract with any labor union, works council, or labor organization or association;

(xi) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary of the Company is a party, in each case that are material to the business of the Company and its Subsidiaries, taken as a whole;

(xii) Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any Indebtedness or borrowing of money by or from the Company or any of its Subsidiaries in excess of $100,000;

(xiii) Any Contract that is a currency or interest hedging arrangement material to the business of the Company and its Subsidiaries, taken as a whole;

(xiv) Any Contract under which the Company or any of its Subsidiaries has agreed to purchase or sell goods or services from a vendor, supplier or other person on a “most favored supplier” basis;

(xv) Any Contract with the top five (5) suppliers and distributors of the Company and its Subsidiaries, taken as a whole (the “Material Suppliers”) as determined by revenue and dollar volume of payments, respectively, in each case during the twelve (12)-month period prior to the date of this Agreement;

(xvi) (x) Any standard form Contract for the purchase, order or reservation of product and service offerings manufactured or sold by the Company or any of its Subsidiaries and any material Contract that materially deviates from such form and (y) a list of all orders or reservations of product and service offerings manufactured or sold by the Company or any of its Subsidiaries; and

(xvii) Any commitment to enter into agreement of the type described in clauses (i) through (xii) of this Section 5.12(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as whole, (w) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is or is alleged to be in material breach of or material default under any such Contract, (x) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to the Company or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of the Company, threatened in writing to cancel or terminate its business with, the Company or any of its Subsidiaries.

Section 5.13 Company Benefit Plans.

(a) Schedule 5.13(a) sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject thereto), and any material stock purchase, stock option, severance, employment, individual consulting, retirement, pension, retention, change-in-control, health, welfare, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements under which (i) any current employee, Worker, officer, director or independent consultant or contractor of the Company or any of its Subsidiaries (the “Company Employees”) or any former employee, Worker, officer, director or independent consultant or contractor of the Company or any of its Subsidiaries (the “Former Company Employees”) (or, in each case, any beneficiary or dependent thereof) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has or could reasonably be expected to have any present or future liability (contingent or otherwise), other than any multiemployer pension plan (as defined in Section 3(37) of ERISA (whether or not subject thereto)) or any plan which is sponsored, administered or required to be maintained by a Governmental Authority (each, a “Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, the Company has delivered or made available to SPAC or its agents or representatives copies of (i) each Company Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description with respect to such Company Benefit Plan (and any material and relevant communications with any Company Employees or Former Company Employees regarding each Company Benefit Plan), (iii) any material correspondence with relevant Governmental Authorities (including relevant tax and pensions authorities) relating to each Company Benefit Plan, (iv) the most recent annual report and all attachments with respect to such Company Benefit Plan (if applicable), (v) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, (vi) the most recent determination or opinion letter, if any, issued by any relevant tax authority with respect to any Company Benefit Plan.

(c) Each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws and all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made materially in compliance with applicable requirements and all material obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to any Company Benefit Plan, no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien, penalty or other material liability imposed by applicable Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for Company Employees or Former Company Employees, except as may be required pursuant to applicable Law.

(f) Neither the Company nor any of its Subsidiaries sponsored or was required to contribute to, at any point since its date of formation, a multiemployer pension plan (as defined in Section 3(37) of ERISA (whether or not subject thereto)).

(g) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration, vesting or creation of any rights of any Company Employee to payments or benefits or increases in any payments or benefits or any loan forgiveness under any Company Benefit Plan or (ii) result in material severance pay or any material increase in severance pay upon any termination of employment of any Company Employee.

(h) Each Company Benefit Plan which is required to be registered or intended to meet certain regulatory or other requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements, in each case, in all material respects. All Company Benefit Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Benefit Plan that is not required to be funded, except, in any case, as has not resulted or would not result in a material liability to the Company and its Subsidiaries, taken as a whole.

(i) Schedule 5.13(i) sets forth a true and complete list of each share, share option or other equity-based incentive arrangement operated by the Company and the Company’s Subsidiaries and neither the Company, nor any of the Company’s Subsidiaries, has any other obligation in respect of, nor has made any other commitment to grant (in each case whether legally enforceable or not), shares, share options or other equity-based incentives to any person.

(j) There are no loans outstanding between the Company or any of the Company’s Subsidiaries (as lender) and any Company Employee, Former Company Employee, or any person that may become a Company Employee in the future (as borrower).

(k) There are no trusts or other arrangements in place, whether funded, established or settled by the Company or any of the Company’s Subsidiaries under, pursuant to or otherwise in respect of which, any Company Employee, Former Company Employee, or any person that may become a Company Employee in the future (or any persons connected or associated with such persons) may obtain a benefit in any form.

(l) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each Company Subsidiary has complied in full with any securities, regulatory and/or exchange control laws in each jurisdiction in which securities or a right in respect of securities has been granted by the Company or any Company’s Subsidiary.

(m) No Company Employee based in the United Kingdom or in Ireland transferred to the Company or any of its Subsidiaries under the United Kingdom Transfer of Undertakings (Protection of Employment)

Regulations 1981 or 2006 or equivalent Laws in Ireland (as applicable), and no Company Employee based in the United Kingdom or in Ireland was entitled to early retirement benefits under a defined benefit pension scheme prior to any such transfer.

(n) Neither the Company nor any of its Subsidiaries has ever participated in a defined benefit pension arrangement (or been connected or associated with an employer in relation to a defined benefit pension arrangement).

Section 5.14 Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, currently negotiating, or obligated to negotiate any collective bargaining agreement or other agreement with any union, works council or other labor organization, and no such agreement pertains to any Company Employees. To the knowledge of the Company, none of the Company Employees are represented by any union, works council or other labor organization with respect to their employment with the Company or any of its Subsidiaries, and no union, works council, other labor organization or group of Company Employees has made a pending demand for recognition or establishment with any labor relations tribunal or similar bodies. To the knowledge of the Company, as of the date of this Agreement, there are no activities or proceedings of any union, works council or other labor organization to organize any of the Company Employees and, as of the date of this Agreement, there is no, and since December 31, 2019 has been no, material labor dispute, strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries, in each case, pending or threatened in writing.

(b) Since December 31, 2019, neither the Company nor any of its Subsidiaries has given notice or planned to give notice of any redundancies, and no Company Employees are entitled to severance or redundancy payments in excess of the amounts mandated by applicable Laws.

(c) Each of the Company and its Subsidiaries (i) is in material compliance with all applicable Laws regarding labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance and (ii) since December 31, 2019, has not experienced any actual or, to the knowledge of the Company, threatened or pending, material arbitrations, claims, complaints, grievances, labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against the Company or its Subsidiaries by or on behalf of any Company Employees or Former Company Employees.

(d) The Company and its Subsidiaries are not materially delinquent in payments to any Company Employee or Former Company Employees for any services or amounts required to be reimbursed or otherwise paid.

(e) As of the date hereof, the Company has no knowledge that any Company Employees entitled to annual compensation in excess of $150,000 presently intend to terminate his or her employment or engagement with the Company, and the Company has not served notice of termination to terminate the employment or engagement of any such Company Employee.

Section 5.15 Taxes. Except as would not constitute a Material Adverse Effect:

(a) All income and other material Tax Returns required by Law to be filed by each of the Company and its Subsidiaries have been duly filed within the applicable time limits (taking into account any automatic extensions of time to file Tax Returns obtained in the ordinary course of business) and those Tax Returns were, and remain, true, correct, and complete in all material respects, give full disclosure of all facts and circumstances and are not (nor is anything in them) the subject of any dispute, nor are likely to become the subject of any dispute, with any Governmental Authority. The Company has made available to SPAC or its agents or representatives true, correct and complete copies of the income Tax Returns filed by the Company and its Subsidiaries for tax years 2019, 2020 and 2021.

(b) All material amounts of Taxes (whether or not shown on any Tax Returns) due and owing by the Company and its Subsidiaries have been paid in full within applicable time limits other than Taxes which are not yet due and payable, and since the date of the most recent balance sheet included in the Interim Financial Statements neither the Company nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of the Company and its Subsidiaries has (i) deducted and withheld all material amounts of Taxes required to have been deducted or withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Neither the Company nor any of its Subsidiaries (i) is engaged in any material audit, visit, discovery, examinations, investigations, or Action with respect to Taxes, (ii) has received any notice in writing from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of the Company, no such claims have been threatened or contemplated, (iii) has received notice from a Governmental Authority (A) that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, or (B) from a jurisdiction where it does not file Tax Returns that it is subject to Tax in that jurisdiction in respect of Taxes that would be the subject of such Tax Return and, in each case to the knowledge of the Company or its Subsidiaries, there is no basis for any such claim to be made and (iv) there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries and no request for any such waiver or extension is currently pending.

(e) During the two (2)-year period ending on the date hereof, neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any corresponding or similar provision of state, local or foreign Law.

(g) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k) Neither the Company nor any of its non-U.S. Subsidiaries is a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l) Each of the Company and its Subsidiaries has complied in all respects with all transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

(m) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision of Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date. The Company and its Subsidiaries have not deferred to a date after the Closing Date the payment of any payroll Taxes under any Laws the due date for the original payment of which was at or prior to the Closing Date. Neither the Company nor any of its non-U.S. Subsidiaries is or has been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code nor expects to be a passive foreign investment company on or prior to the Closing Date.

(n) Each of the Company and its Subsidiaries has (i) collected all sales and use Taxes required to be collected, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, or has been furnished properly completed exemption certificates, and (iii) maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(o) Each of the Company and its Subsidiaries is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation. The Company is, and has been since its formation, treated as a foreign corporation for U.S. federal income tax purposes. Section 5.15(o) of the Schedules sets forth the U.S. federal income tax classification since formation for each Subsidiary of the Company.

(p) The Company, or one or more of its qualified subsidiaries, within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(vii), is and has been engaged in an active trade or business outside the U.S., within the meaning of Treasury Regulations Section 1.367(a)-2(d)(2), (3), and (4), for a continuous period of at least thirty-six (36) months immediately preceding the Closing Date. Pursuant to Treasury Regulations Section 1.367(a)-3(c)(5)(vii), the Company has owned such qualified subsidiaries at all times during the thirty-six (36)-month period immediately preceding the Closing Date, and the Company did not acquire any of such qualified subsidiaries for the principal purpose of satisfying the active trade or business test. Neither the Company nor any of its qualified subsidiaries has an intention to substantially dispose of or discontinue such trade or business or the qualified subsidiary conducting such trade or business.

(q) None of the Company Parties have any plan or intention to: (i) merge with or into another corporation (other than the Merger), (ii) liquidate (including any transaction that would result in a deemed liquidation for U.S. federal income tax purposes), or (iii) cause SPAC to (A) merge with an into another corporation (other than the Merger) or liquidate (including any transaction that would result in a deemed liquidation for U.S. federal income tax purposes). The Merger will not be followed by a “controlled asset transfer” within the meaning of Treasury Regulations Section 1.367(a)-3.

(r) All of the equity interests in Merger Sub are owned by Pubco, and Merger Sub is, and has been since formation, a corporation for U.S. federal income tax purposes. Merger Sub was newly formed solely to effect the Merger and it will not conduct any business activities or other operations of any kind (other than administrative or ministerial activities) prior to the Merger.

(s) Neither the Company nor any of its Subsidiaries has entered into any arrangement or transaction (or series of arrangements or transactions): (i) the main purpose, or one of the main purposes, of which was the avoidance of Taxation; or (ii) which required disclosure under the UK Disclosure of Tax Avoidance Schemes regime or Council Directive 2018/822/EU amending Council Directive 2011/16/EU (including the International Tax Enforcement (Disclosable Arrangements) Regulations 2020), or under Schedule 11A of the UK Value Added Tax Act 1994 or any regulations made under that part or that schedule or any similar rules or regime in a jurisdiction outside the United Kingdom.

(t) Neither the Company nor any of its Subsidiaries has committed an offence under Part 3 of the UK Criminal Finances Act 2017 or any similar laws in any other jurisdiction, and each of the Company and its Subsidiaries has instituted and maintained procedures that are designed to prevent its employees, agents and services providers from causing any of them to commit an offence under any such law.

(u) There is no instrument or transaction to which the Company or any of its Subsidiaries is a party, which is necessary to establish such entity’s rights or title to or interest in any asset, which is or could become liable to any stamp duty, stamp duty reserve tax or stamp duty land tax (or any similar duty or tax in a jurisdiction outside the United Kingdom) which has not been duly stamped (if required) or in respect of which the relevant duty or tax together with any related interest and penalties (as applicable) has not been paid.

(v) Each of the Company and its Subsidiaries is a registered and taxable person for VAT purposes and none of them are, or have been, a member of any group of companies for VAT purposes.

(w) No charge to Tax will arise on the Company or any of its Subsidiaries as a result of entering into, or completion of, this Agreement (or the transactions contemplated by this Agreement), and the implementation of the transactions contemplated by this Agreement will not result in the withdrawal or clawback of any exemption or relief previously claimed by any of them or any asset being deemed to have been disposed of and reacquired for Tax purposes, or the forfeiture of any relief, loss, expense or allowance.

(x) Each current, former or prospective director, officer or employee of the Company or any of the Company’s Subsidiaries that is resident in, or is otherwise subject to tax in, the United Kingdom, that holds or has acquired shares or other securities in the Company or any of the Company’s Subsidiaries either paid the initial unrestricted market value for those shares or other securities and executed a valid election under section 431(1) of the Income Tax (Earnings & pensions) Act 2003 (“ITEPA”) in respect of those shares or other securities.

(y) All EMI Options are “qualifying options” within the meaning of section 527(4) of ITEPA and no “disqualifying event” within the meaning of section 533 of ITEPA has occurred in respect of any EMI Option.

(z) The market value of the shares subject to EMI Options at the time of grant of each EMI Option was agreed in written form with HMRC on an appropriate basis. The Company provided HMRC with accurate information in relation to the Company at the time the valuation was sought.

(aa) Each EMI Optionholder has made and signed a written declaration that they meet the requirements of paragraph 26 (commitment of working time) of Schedule 5 of ITEPA in relation to their EMI Option and the Company has complied with paragraph 44(5A) to Schedule 5 of ITEPA 2003 in relation to the same.

(bb) Each EMI Optionholder is solely resident for tax purposes in the United Kingdom and is not resident for tax purposes, or otherwise subject to tax, in any other jurisdiction.

(cc) All HMRC registrations, declarations, notifications and annual returns (including, without limitation, EMI Notification Forms (known as the ‘Enterprise Management Incentives (EMI) notification template’)), Forms 42 (and/or any online equivalent or replacement) relating to the EMI Options or any other employment-related securities (within the meaning of Part 7 of ITEPA) have been correctly completed, filed or returned to HMRC within the relevant time period and no penalties have arisen in respect of the same.

For purposes of this Section 5.15, any reference to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into the Company or any Subsidiary, as applicable. Other than Sections 5.08, 5.09 and 5.13, this Section 5.15 provides the sole and exclusive representations and warranties of the Company Parties in respect of Tax matters.

Section 5.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17 Permits. Each of the Company and its Subsidiaries has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except with respect to Permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.20) and except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to (a) such ownership, lease, operation or conduct or (b) the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have obtained all of the material Permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business and operations of the Company and its Subsidiaries as currently conducted. The operation of the business of the Company and its Subsidiaries as currently conducted is not in material violation of, nor is the Company or any of its Subsidiaries in material default or material violation under, any material Permit.

Section 5.18 Real Property. Neither the Company nor any Subsidiary of the Company owns any real property. Neither the Company nor any Subsidiary of the Company is party to any agreement or option to purchase any real property interest therein. Schedule 5.18 contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including, the address of each Leased Real Property. The Company has made available to SPAC or its agents or representatives true, correct and complete copies of the material Contracts pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not constitute a Material Adverse Effect, (a) such Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the knowledge of the Company, the other party thereto, subject to the Enforceability Exceptions, (b) neither the Company nor one of its Subsidiaries has received or given any notice of material default or material breach under any of the Leases; and (c) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by the Company or one of its Subsidiaries or, to the knowledge of the Company, the other party thereto. Neither the Company nor its Subsidiaries has a written sublease granting any Person the right to use or occupy and Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither the Company nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property. No construction or expansion is currently being performed or is planned for 2022 or 2023 at any of the Leased Real Properties that is expected to result in liability to the Company or any of its Subsidiaries in excess of

$100,000 in any such calendar year. The Leased Real Property identified on Schedule 5.18 comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries as it is currently conducted.

Section 5.19 Intellectual Property, Data Privacy and IT Security.

(a) Section 5.19(a) of the Schedules sets forth a correct and complete list of (i) each item of Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries as of the date of this Agreement and that is the subject of an application, issuance or registration with any Governmental Authority and (ii) each Internet domain name and material unregistered Trademark owned or purported to be owned by the Company or any of its Subsidiaries. Each item of Intellectual Property listed or required to be listed on Section 5.19(a) of the Schedules (collectively, the “Scheduled Intellectual Property”) is subsisting, unexpired, and, to the knowledge of the Company, valid and enforceable. All necessary filing, issuance, registration, maintenance, renewal and other relevant filing fees have been timely paid and all necessary documents and certificates in connection with any Scheduled Intellectual Property have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, to the extent necessary to maintain the Scheduled Intellectual Property in full force and effect.

(b) The Company or one of its Subsidiaries solely and exclusively owns all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). All Intellectual Property other than Owned Intellectual Property that is used, practiced or held for use or practice by the Company or any of its Subsidiaries is validly licensed to the Company or its Subsidiaries pursuant to a written Contract (the “Licensed Intellectual Property”), free and clear of all Liens (except Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property (when used within the scope of the applicable license) collectively constitute all of the Intellectual Property used in, and necessary and sufficient for the conduct and operation of the Company and its Subsidiaries as currently conducted (provided that the foregoing shall not be construed to be a representation or warranty as to the absence of infringement or misappropriation of any third-party Intellectual Property, which is covered in Sections 5.19(c) and 5.19(d)).

(c) None of the conduct or operations of the business of the Company or any of its Subsidiaries is infringing, misappropriating (or constitutes or results from the misappropriation of), diluting or otherwise violating, or has infringed, misappropriated (or constituted or resulted from the misappropriation of), diluted or otherwise violated, any Intellectual Property rights of any Person. None of the Company or any of its Subsidiaries has received from any Person any written (or, to the knowledge of the Company, any other) notice or assertion (i) of infringement, misappropriation, dilution or other violation of any Intellectual Property of any Person, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of potential infringement or (iii) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property or Licensed Intellectual Property.

(d) To the knowledge of the Company, no other Person has infringed, misappropriated, diluted or violated, or is infringing, misappropriating, diluting or violating any Owned Intellectual Property. No such claims have been made in writing against any Person by the Company or any of its Subsidiaries.

(e) No Owned Intellectual Property is subject to any pending or outstanding order, settlement, consent order or other disposition of any dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, such Owned Intellectual Property in any material respect.

(f) Each of the past and present directors, officers, employees, consultants and independent contractors of the Company or any of its Subsidiaries who has been or is engaged in creating or developing for or on behalf of the Company or any of its Subsidiaries any material Intellectual Property has executed a written agreement pursuant to which such Person has (i) agreed to hold all confidential information of the Company and its Subsidiaries in confidence both during and after such Person’s employment or retention, as applicable, and (ii) validly assigned to the Company or one or more of its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for or on behalf of the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby (each such agreement, a “Personnel IP Agreement”). To the knowledge of the Company, there is no material uncured breach by any such Person with respect to any material Intellectual Property under any such Personnel IP Agreement.

(g) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create or develop, in whole or in part, any Owned Intellectual Property.

(h) Each of the Company and its Subsidiaries takes, and has taken, commercially reasonable actions and measures to protect and maintain (i) the sole ownership, confidentiality and value of all material Owned Intellectual Property and (ii) the confidentiality and value of all Trade Secrets of any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation with respect to such Trade Secrets. No material Trade Secret has been authorized by the Company or any of its Subsidiaries to be disclosed (or, to the knowledge of the Company, has been disclosed) to any Person other than (x) pursuant to a written agreement adequately restricting the disclosure and use of such Trade Secret or (y) to a Person who otherwise has an enforceable duty to protect such Trade Secret.

(i) None of the source code or related source materials for any Owned Company Software has been licensed or provided by the Company or any of its Subsidiaries to, or, to the knowledge of the Company, otherwise licensed or provided to or used or accessed by, any Person other than employees or contractors of the Company or any of its Subsidiaries who have entered into written agreements restricting the disclosure and use of such source code or related source materials. None of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related source materials for any Owned Company Software.

(j) The Company and each of its Subsidiaries have complied and do comply with all material license terms applicable to any Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, any Owned Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software, in each case, in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the Owned Company Software; (ii) license any Owned Company Software for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Owned Company Software for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing, any of its Patents.

(k) The Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which the IT Systems are currently accessed or used in the conduct of the business. The Company and each of its Subsidiaries maintain commercially reasonable back-up and disaster recovery and business continuity plans that are in accordance with standard industry practice in all material respects. The IT Systems and Owned Company Software are, to the knowledge of the Company, free from, “viruses” and other malicious Software (including “worms”, Trojan horses, bugs, corruptants, faults or other devices, errors, contaminants, “back door,” “spyware” or “trackware” (as such terms are commonly understood in the software industry) or other code or material vulnerabilities which may be used to gain access to, alter, delete, harm, destroy or disable any of its or any third party’s IT systems or Software or which may in other ways cause damage to or abuse such IT Systems or Software or send information to the Company, any of its Subsidiaries or any other Person without the user’s consent). The IT Systems and Owned Company Software are adequate in all material respects for the operation and conduct of the business of the Company and its Subsidiaries as currently conducted. There have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any IT Systems that have caused, or could reasonably be expected to result in, the substantial disruption of, or substantial interruption in, the conduct or operation of the business of the Company and its Subsidiaries, taken as a whole.

(l) Neither the execution and delivery of this agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in the Owned Company Software to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property; or (v) the breach of, or creation on behalf of any Person of the right to terminate or modify any Contract relating to any Owned Intellectual Property or Licensed Intellectual Property, in each case, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(m) The Company and each of its Subsidiaries and, to the knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries have, since at least December 31, 2017, materially complied with (i) all applicable Privacy Laws, (ii) the Company’s and/or such Subsidiary’s (as the case may be) policies and notices regarding the Processing of Personal Information, and (iii) Company’s and/or such Subsidiary’s (as the case may be) contractual obligations with respect to the Processing of Personal Information. Since at least December 31, 2017, the Company and each of its Subsidiaries have (A) implemented and maintained internal and external facing policies, procedures and systems adequate to comply with its obligations under applicable Privacy Laws, including for receiving and responding to requests from individuals concerning their Personal Information, (B) implemented and maintained technical and organizational safeguards that are reasonable and appropriate under applicable Privacy Laws to protect Personal Information in their possession or control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (C) taken all reasonable steps, including where necessary through contractual obligations, to ensure that any third party Processing Personal Information collected by or on behalf of the Company or any of its Subsidiaries has implemented and maintained the same and has complied with the applicable policies and procedures of the Company and/or its Subsidiaries’ policies and procedures as applicable, and (D) materially complied with applicable third party policies and contractual obligations relating to the Processing of Personal Information. To the knowledge of the Company, any third party who has provided Personal Information to the Company and/or any of its Subsidiaries has done so in compliance in all material respects with applicable Privacy Laws, including providing any notice and obtaining any consent required. None of the privacy policies or notices of the Company or any of its Subsidiaries have contained any material omissions or been misleading or deceptive, in each case in a manner that would violate applicable Privacy Laws. There have been no material breaches, security incidents, misuse of or unauthorized access to, use or disclosure of or other adverse events or incidents relating to any Personal Information in the possession or control of the Company or any of its Subsidiaries or Processed by or on behalf of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has (1) provided or been legally required to provide any notices to any Person in connection with an unlawful destruction, loss, alteration or unauthorized disclosure of, or access to any,

Personal Information (except for individual complaints or requests under Privacy Laws in the ordinary course of business and/or as has been resolved in accordance with the requirements set out in the Data Privacy Laws) or (2) received any written threat, notice, order or complaint, or been the subject of any written claims of or investigations or inquiries from any governmental, administrative, supervisory, regulatory body or other third party alleging or inquiring about a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to the Processing of any Personal Information. To the knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any such threat, notice, order, complaint, claim, investigation or inquiry.

(n) None of the Company or any of its Subsidiaries is subject to any contractual requirement or other legal obligation that, following the Closing, would prohibit the Company from Processing any Personal Information in the manner in which the Company Processed such Personal Information prior to the Closing.

Section 5.20 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are, and since December 31, 2019 have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now or have been operated and maintained and to conduct the business of the Company and its Subsidiaries as currently or previously conducted;

(b) there are no written claims or notices of violation pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, and, to the knowledge of the Company, there is no reasonable basis for any such claims or notices;

(c) there has been no release of Hazardous Materials, other than in accordance with Environmental Laws, by the Company or its Subsidiaries;

(d) there are no Hazardous Materials present at concentrations in excess of those permitted by Environmental Law at, in, on or under any real property currently or formerly owned or operated (including as lessee) by the Company or its Subsidiaries;

(e) neither the Company nor its Subsidiaries has undertaken, assumed or provided an indemity with respect to any liability (contingent or otherwise) of any other Person under Environmental Laws; and,

(f) The Company and its Subsidiaries has made available to SPAC or its agents or representatives copies of any material environmental reports, audits and assessments and other material environmental, health or safety documents relating to the Company, its Subsidiaries or their current or former properties, facilities or operations, in each case that are in its possession or under its reasonable control.

This Section 5.20 provides the sole and exclusive representations and warranties of the Company Parties in respect of Environmental Laws.

Section 5.21 Absence of Changes.

(a) Since December 31, 2021, no Material Adverse Effect has occurred.

(b) Since December 31, 2021, except (i) as set forth on Schedule 5.21(b), (ii) for any COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, the Company and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

(c) Since December 31, 2021, except (i) as set forth on Schedule 5.21(b) and (ii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, neither the Company nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of SPAC pursuant to Section 7.01.

Section 5.22 Brokers’ Fees. Except as set forth on Schedule 5.22, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.23 Related Party Transactions. Except for the Contracts set forth on Schedule 5.23, and the Director Loans, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company or, to the knowledge of the Company, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b), and therefore expressly included in the scope of this Section 5.23, any loans made by the Company or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements) and (c) amounts paid pursuant to Company Benefit Plans.

Section 5.24 Customers and Suppliers. Since December 31, 2019, none of the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice that the Company or any of its Subsidiaries is in material breach of or material default under any Contract with any Material Supplier or that any such Material Supplier intends to cease doing business with the Company or any of its Subsidiaries or materially decrease the volume of business that it is presently conducting with the Company or any of its Subsidiaries.

Section 5.25 Proxy Statement. None of the information relating to the Company or its Subsidiaries supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is readily apparent) or in the SEC Reports filed or furnished by SPAC prior to the date hereof (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 6.01 (Corporation Organization); Section 6.02 (Due Authorization); Section 6.04 (Litigation and Proceedings); Section 6.07 (Financial Ability; Trust Account); Section 6.11 (Tax Matters); and Section 6.12 (Capitalization)), SPAC represents and warrants to each of the Company Parties as follows:

Section 6.01 Corporate Organization. SPAC is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of SPAC previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. SPAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents. SPAC is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into this Agreement or consummate the transactions contemplated hereby.

Section 6.02 Due Authorization.

(a) SPAC has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the SPAC Stockholder Matters by SPAC Stockholders, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors of SPAC and, except for the SPAC Stockholder Approval, no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize this Agreement or such Transaction Agreements or SPAC’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement to which SPAC will be party, duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which SPAC will be party, will constitute a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) The only votes of any of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC, the consummation of the transactions contemplated hereby, including the Closing and the approval of the SPAC Stockholder Matters are as set forth on Schedule 6.02(b) (such quorum and votes, collectively, the “SPAC Stockholder Approval”). Each SPAC Stockholder is entitled to vote at the Special Meeting and is entitled to one vote per share. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to SPAC is applicable to any of the Transactions.

(c) At a meeting duly called and held, the board of directors of SPAC has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of SPAC’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) made the SPAC Board Recommendation.

Section 6.03 No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which SPAC is a party by SPAC and, upon receipt of approval of the SPAC Stockholder Matters by the SPAC Stockholders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the SPAC Organizational Documents, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SPAC is a party or by which any of its assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any of SPAC to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which any of SPAC is a party, as applicable.

Section 6.04 Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against SPAC, or otherwise affecting SPAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which any of SPAC is a party, as applicable. There is no unsatisfied judgment or any open injunction binding upon SPAC which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement or any Transaction Agreement to which SPAC is a party, as applicable.

Section 6.05 Governmental Authorities; Consents. No Governmental Filing is required on the part of SPAC with respect to the execution or delivery of this Agreement by SPAC or any Transaction Agreement to which SPAC is a party, as applicable, or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws, (b) Securities Laws and (c) the NASDAQ.

Section 6.06 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not, and would not be material to SPAC or would reasonably be expected to prevent or materially delay or materially impair the ability of SPAC to consummate the Transactions, SPAC is, and since its formation has been, in compliance with all applicable Laws and Governmental Orders. SPAC holds, and since its formation has held, all Permits necessary for the lawful conduct of the business, except where the failure to so hold has not been, and would not reasonably be expected to be, individually on in the aggregate, material to SPAC. Since its formation, (i) SPAC has not received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of SPAC, no assertion or Action of any violation of any Law, Governmental Order or Permit by SPAC is currently threatened against SPAC, in each case of (i) and (ii), except as would not be material to SPAC. As of the date hereof, no investigation or review by any Governmental Authority with respect to SPAC is pending or, to the knowledge of SPAC, threatened and no such investigations have been conducted by any Governmental Authority since its formation, in each case, other than those the outcome of which would not reasonably be expected to be, material to SPAC.

(b) Since its formation, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement or any Transaction Agreement to which SPAC is a party, as applicable, (i) there has been no action taken by SPAC, or, to the knowledge of SPAC, any officer, director, manager, employee, agent or representative of SPAC, in each case, acting on behalf of SPAC, in violation of any applicable Anti-Corruption Law, (ii) SPAC has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) SPAC has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) SPAC has not received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

Section 6.07 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $292,000,000 invested in a trust account (the “Trust Account”), maintained by J.P. Morgan Chase Bank, N.A., and held in trust by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated September 14, 2021, by and between SPAC and the Trustee on file with the SEC Reports of SPAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus dated September 14, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since September 16, 2021, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. To SPAC’s knowledge, as of the date hereof, following the Effective Time, no stockholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Class A Common Stock for redemption pursuant to the SPAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of SPAC who shall have elected to redeem their shares of SPAC Class A Common Stock pursuant to the SPAC Stockholder Redemption or the underwriters of SPAC’s initial public offering) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company, Pubco and Merger Sub contained herein and the compliance by the Company, Pubco and Merger Sub with their respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account (subject to the SPAC Stockholder Redemption) will not be available to SPAC on the Closing Date.

(c) As of the date hereof, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.08 Brokers’ Fees. Except fees described on Schedule 6.08, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by SPAC or any of its Affiliates.

Section 6.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) SPAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since September 14, 2021

(collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. SPAC has not had any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To SPAC’s knowledge, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c) SPAC has established and maintained a system of internal controls. To SPAC’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of SPAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.10 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement.

(b) SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC does not have any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against the SPAC, except for liabilities and obligations (i) reflected or reserved for on SPAC’s SEC Reports or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to the SPAC), (ii) that have arisen since the date of the most recent balance sheet included in the SPAC’s SEC Reports in the ordinary course of the operation of business of SPAC (other than any such liabilities as are not and would not be, in the aggregate, material to SPAC), (iii) disclosed in the Schedules or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

(d) Except for this Agreement and the agreements expressly contemplated hereby, SPAC is not, and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of $100,000 monthly.

Section 6.11 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by SPAC have been duly filed (taking into account any automatic extensions of time to file Tax Returns obtained in the ordinary course of business), and all such Tax Returns are true, correct, and complete in all material respects and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by SPAC have been paid within applicable time limits.

(c) SPAC has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) SPAC has not engaged in any material audit, examinations, investigations, or Action with respect to Taxes. SPAC has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of SPAC, no such claims have been threatened. No claim has been made, and to the knowledge of SPAC, no oral claim has been made, by any Governmental Authority in a jurisdiction where SPAC does not file a Tax Return that SPAC is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC and no request for any such waiver or extension is currently pending.

(e) Since the date of its formation, neither SPAC nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) SPAC has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of SPAC, other than Permitted Liens.

(h) SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or

(iii) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) SPAC is not a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) SPAC has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k) SPAC is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation.

(l) SPAC has not entered into any arrangement or transaction (or series of arrangements or transactions): (i) the main purpose, or one of the main purposes, of which was the avoidance of Taxation; (ii) which required disclosure under the UK Disclosure of Tax Avoidance Schemes regime or Council Directive 2018/822/EU amending Council Directive 2011/16/EU (including the International Tax Enforcement (Disclosable Arrangements) Regulations 2020), or under Schedule 11A of the UK Value Added Tax Act 1994 or any regulations made under that part or that schedule or any similar rules or regime in a jurisdiction outside the United Kingdom.

(m) No charge to Tax will arise on SPAC as a result of entering into, or completion of, this Agreement (or the transactions contemplated by this Agreement), and the implementation of the transactions contemplated by this Agreement will not result in the withdrawal or clawback of any exemption or relief previously claimed by it or any asset being deemed to have been disposed of and reacquired for Tax purposes, or the forfeiture of any relief, loss, expense or allowance.

Section 6.12 Capitalization. The authorized capital stock of SPAC consists of (i) 200,000,000 shares of SPAC Class A Common Stock, par value $0.0001 per share, (ii) 20,000,000 shares of SPAC Class B Common Stock, par value $0.0001 per share and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Agreement, (A) 28,750,000 shares of SPAC Class A Common Stock are issued and outstanding (which includes 28,750,000 shares subject to redemption rights), (B) 7,187,500 shares of SPAC Class B Common Stock are issued and outstanding, (C) no shares of SPAC Class A Common Stock are held in the treasury of SPAC, and (D) 14,375,000 redeemable warrants to purchase SPAC Class A Common Stock and 12,062,500 private placement warrants to purchase SPAC Class A Common Stock are issued and outstanding. Each SPAC Warrant is exercisable for the number of shares of SPAC Class A Common Stock stated in each SPAC Warrant at an exercise price of $11.50 per share. All of the issued and outstanding shares of SPAC Common Stock and SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain SPAC Common Stock held by the Founders. Except for this Agreement, the Founder Shares and the SPAC Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SEC Reports or the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC’s stockholders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 6.13 Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market under the symbol “CIIGU”. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market under the symbol “CIIG”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market under the symbol “CIIGW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the Nasdaq Global Market or the SEC with respect to any intention by such entity to deregister the SPAC Units, the shares of SPAC Class A Common Stock, or SPAC Warrants or terminate the listing of SPAC on the Nasdaq Global Market. None of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the shares of SPAC Class A Common Stock, or the SPAC Warrants under the Exchange Act. SPAC has not received any notice from the Nasdaq Global Market or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Class A Common Stock from the Nasdaq Global Market.

Section 6.14 SPAC Material Contracts. The SEC Reports filed or furnished by SPAC prior to the date hereof include true and complete copies or summaries of the material terms of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which SPAC is party (the “SPAC Material Contracts”). Each SPAC Material Contract is in full force and effect and, to the knowledge of SPAC, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by the Enforceability Exceptions. True and complete copies of all SPAC Material Contracts have been made available to the Company.

Section 6.15 Investment Company Act. SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 6.16 Proxy Statement. None of the information relating to SPAC or its Affiliates supplied or to be supplied by SPAC, or by any other Person acting on behalf of SPAC, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VII

COVENANTS OF THE COMPANY AND ITS SUBSIDIARIES

Section 7.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated or permitted by this Agreement or the other Transaction Agreements, set forth on Schedule 7.01 or consented to by SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate its business in the ordinary course of business (including, for the avoidance of doubt, recent past practice in light of COVID-19. Without limiting the generality of the foregoing, except as contemplated or permitted by this Agreement or the other Transaction Agreements, set forth on Schedule 7.01, as consented to by SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by Law, the Company shall not, and the

Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries, except as otherwise required by Law;

(b) make, declare, set aside, establish a record date for or pay any dividend or distribution;

(c) (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares of capital stock or any other equity or voting securities of the Company or any of its Subsidiaries, other than upon exercise or settlement of equity securities of the Company in issue as of the date of this Agreement (ii) permit the sale, transfer or other disposition of any shares of capital stock or any other equity or voting securities of any of the Company’s Subsidiaries (other than to the Company or one of the Company’s wholly-owned Subsidiaries) or (iii) issue, grant or accelerate the vesting of any options, warrants or other rights to purchase or obtain any shares of capital stock or any other equity, equity-based or voting securities of the Company or any of its Subsidiaries;

(d) sell, assign, transfer, convey, covenant not to sue with respect to, lease, license, abandon, cancel, permit to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any (i) Intellectual Property (other than obsolete Intellectual Property and other than granting non-exclusive licenses of Intellectual Property (other than source code) to suppliers solely for the benefit of the Company and its Subsidiaries and entered into in the ordinary course of business consistent with past practice), or (ii) material assets, rights or properties (other than Intellectual Property) of the Company and its Subsidiaries, taken as a whole;

(e) disclose any Trade Secrets material to the Company or any of its Subsidiaries (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business consistent with past practice);

(f) (i) cancel or compromise any claim or Indebtedness owed to the Company or any of its Subsidiaries, or (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company in an amount greater than $100,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

(g) directly or indirectly acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof other than (i) any such acquisitions that, individually or in the aggregate, do not exceed $100,000, or (ii) equity investments in a Subsidiary of the Company, by the Company or its Subsidiaries;

(h) make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to Company Employees for expenses, (ii) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business and (iii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business;

(i) redeem, purchase or otherwise acquire, any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries, other than upon exercise or settlement of equity securities of the Company in issue as of the date of this Agreement;

(j) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of capital stock or other equity interests or securities of the Company;

(k) enter into, renew or amend in any material respect, any transaction or Contract relating to Company Transaction Expenses;

(l) make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(m) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);

(n) (i) make, revoke or change any material Tax election, (ii) adopt or change (or make a request to any Governmental Authority to change) any accounting method with respect to Taxes, (iii) file any amended material Tax Return, (iv) settle or compromise any material Tax liability due and payable, (v) enter into any material closing agreement with respect to any Tax, (vi) surrender any right to claim a material refund of Taxes, offset or other reduction in Tax liability, (vii) incur any material liability for Taxes outside the ordinary course of business, (viii) prepare or file any material Tax Return in a manner which is inconsistent with past practices, (ix) fail to pay material Taxes that were due and payable, or (x) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(o) change its residence for any Tax purposes or create any taxable presence in any jurisdiction outside of its jurisdiction of incorporation;

(p) directly or indirectly, incur, or modify in any material respect the terms of, any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness;

(q) except as otherwise required by Law or the terms of any existing Company Benefit Plans set forth on Schedule 5.13(a) as in effect on the date hereof, (i) establish, adopt, enter into or amend any Company Benefit Plan providing for severance or termination benefits or payments or make any grant of severance or termination benefits or payments to any Person, (ii) make any grant of any retention payment to any Person, except in connection with the hiring (to the extent permitted by clause (iii) of this paragraph) of any employee in the ordinary course of business, (iii) make any change in the key management structure of the Company or any of its Subsidiaries, including the hiring or termination of employees, workers, officers, directors or independent consultants or contractors with annual gross base salary or annualized fee (as applicable) greater than $150,000 or (iv) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement (other than any Company Benefit Plan that provides for severance or termination benefits or payments, or any plan, agreement, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement that provides for severance or termination benefits or payments);

(r) voluntarily fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices;

(s) enter into any transaction with any Person that, to the knowledge of the Company, is an Affiliate of the Company (excluding ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are Company Employees);

(t) enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business or in any geographic territory or enter into a new line of business; or

(u) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01.

Section 7.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or its Subsidiaries or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) in the opinion of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 7.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 7.03 No Claim Against the Trust Account. The Company acknowledges that it has read SPAC’s final prospectus, dated September 14, 2021 and other SEC Reports, SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another Business Combination, are not consummated by September 14, 2023 or such later date as approved by the stockholders of SPAC to complete a Business Combination, SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided, that nothing herein shall serve to limit or prohibit the Company’s, the Company’s or the equityholders’ of the Company right to pursue a claim against SPAC or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 12.13 for specific performance or other injunctive relief. This Section 7.03 shall survive the termination of this Agreement for any reason.

Section 7.04 Form F-4 and Proxy Statement/Prospectus; Other Actions.

(a) The Company agrees to use reasonable best efforts to deliver to SPAC the audited consolidated condensed statements of income, shareholders’ equity and cash flows, of the Company and its Subsidiaries as of and for the year ended September 30, 2022, which comply with the applicable accounting requirements and other rules and regulations of the SEC for purposes of inclusion in the Form F-4 and Proxy Statement/Prospectus (the “Closing Company Financial Statements”) in accordance with Section 9.12; provided that upon delivery of such Closing Company

Financial Statements, such Closing Company Financial Statements shall be in accordance with the auditing standards of the PCAOB and the representation and warranties set forth in Section 5.08 shall be deemed to apply to such Closing Company Financial Statements with the same force and effect as if made as of the date of this Agreement. The Company shall use its reasonable best efforts to obtain the consents of its auditors with respect to the Closing Company Financial Statements and any other financial information and statements described in this Section 7.04(a) as may be required by applicable Law or requested by the SEC.

(b) The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, SPAC and its counsel in connection with (i) the drafting of the Form F-4 and Proxy Statement/Prospectus and (ii) responding in a timely manner to comments on the Form F-4 and Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Form F-4 and Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(c) From and after the date on which the Proxy Statement/Prospectus is mailed to SPAC’s stockholders, the Company will give SPAC prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SPAC and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Prospectus, such that the Proxy Statement/Prospectus no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by SPAC pursuant to this Section 7.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

Section 7.05 Closing Preparation Matters. No later than the later of ten (10) Business Days prior to the Closing and two (2) Business Days following receipt of the SPAC Stockholder Approval, the Company shall (a) take, or cause to be taken, the actions described in Section 7.05(a) of the Schedules and (b) take such action as may be necessary such that, as of the Closing, (i) all Director Loans shall be terminated (including by way of automatic termination in accordance with its terms) and of no further continued force or effect without any obligations or liabilities surviving the Closing, and (ii) all accounts payable to either party to such agreements shall be settled and fully discharged with no further obligation or liability to either party.

ARTICLE VIII

COVENANTS OF SPAC

Section 8.01 Indemnification and Insurance.

(a) From and after the Effective Time, Pubco agrees that (to the maximum extent permitted by applicable Law) it shall indemnify and hold harmless each present and former director, manager and officer of the Company and SPAC and each of their respective Subsidiaries against any costs or expenses

(including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Pubco, SPAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Pubco shall cause the Surviving Corporation and each of its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the Effective Time, Pubco shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage except that in no event shall Pubco be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by SPAC for such insurance policy for the year ended December 31, 2022; provided, however, that (i) the Company or Pubco may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Tail”) except that in no event shall Pubco be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by SPAC for such insurance policy for the year ended December 31, 2022 and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 8.01 shall be continued in respect of such claim until the final disposition thereof.

(c) SPAC and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 8.01 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders, members, or other Affiliates of such stockholders or members (“Indemnitee Affiliates”) separate from the indemnification obligations of SPAC, the Company and their respective Subsidiaries hereunder. The Parties hereby agree (i) that SPAC, the Company and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 8.01 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the indemnified Persons under this Section 8.01 are secondary), (ii) that SPAC, the Company and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 8.01 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by SPAC’s, the Company’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 8.01 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.01 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Pubco, the Surviving Corporation and all successors and assigns of Pubco, the Surviving Corporation and the Surviving Corporation. In the event that Pubco, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Pubco or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 8.01.

Section 8.02 Conduct of SPAC During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 8.02 or as contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), SPAC shall not:

(i) change, modify or amend the Trust Agreement or the SPAC Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC; (B) split, combine or reclassify any capital stock of, or other equity interests in, SPAC; or (C) other than in connection with SPAC Stockholder Redemption or as otherwise required by SPAC’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC;

(iii) make, change or revoke any material tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(iv) make any change in its accounting principles or methods unless required by GAAP;

(v) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SPAC (including (x) any Director or Officer of SPAC or anyone related by blood, marriage or adoption to any such person and (y) any Person with whom any Director or Officer of SPAC has a direct or indirect legal or contractual relationship or beneficial ownership interest of 5% or greater) or any other SPAC Affiliate Agreement;

(vi) enter into, renew or amend in any material respect, any transaction or Contract (including any Contract relating to SPAC Transaction Expenses;

(vii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii) enter into, renew or amend any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or independent contractors;

(ix) acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof or otherwise acquire any assets;

(x) adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

(xi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(xii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests or (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein (other than the Warrant Assumption Agreement);

(xiii) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(xiv) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(b) During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, SPAC Organizational Documents, the Trust Agreement and all other agreements or Contracts to which SPAC may be a party.

Section 8.03 Certain Transaction Agreements. SPAC shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the A&R Sponsor Agreement. SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to SPAC in the A&R Sponsor Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, SPAC shall give Pubco, prompt (and, in any event within one (1) Business Day) written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the A&R Sponsor Agreement known to SPAC, and (b) of the receipt of any written notice or other written communication from any other party to the A&R Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 8.04 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC by third parties that may be in SPAC’s possession from time to time, and except for any information which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of SPAC, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 8.05 SPAC NASDAQ Listing. From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock and SPAC Warrants to be listed on, the NASDAQ.

Section 8.06 SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 8.07 Section 16 Matters. Prior to the Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of SPAC Class A Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 8.08 Financial Statements. SPAC agrees to use reasonable best efforts to deliver to the Company the audited balance sheet and statements of operations, changes in stockholders’ deficit and cash flows as of and for the year ended December 31, 2022 as promptly as reasonably practicable thereafter. Without limiting the generality of the foregoing, SPAC shall reasonably cooperate with the Company in connection with the preparation for inclusion in the Form F-4 and Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

ARTICLE IX

JOINT COVENANTS

Section 9.01 Regulatory Approvals.

(a) Each of the parties hereto shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the Transactions, including providing any notices to any Person required in connection with the consummation of the Transactions, and obtaining any licenses, consents, waivers, approvals, authorizations, qualifications and Governmental Orders necessary to consummate the Transactions; provided, that in no event shall any party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the Transactions (other than fees or expenses payable to the SEC in connection with the Transactions, including the Proxy Statement / Prospectus, filing fees payable pursuant to Antitrust Laws, and any other ordinary course filing fees in connection with Governmental Filings required to consummate the Transactions). Subject to appropriate confidentiality protections and applicable Antitrust Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws or (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws) to effect promptly all necessary filings with any Governmental Authority and to obtain all necessary, proper or advisable actions or nonactions, approvals consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the Transactions. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Authority relating to the Transactions or any of the matters described in this Section 9.01. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Authority regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Authority. No party hereto shall independently participate in any substantive meeting or substantive conference call with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. In the event a party is prohibited from participating in or attending any meeting or substantive conference call, the participating party shall keep the other party promptly and reasonably apprised with respect thereto, to the extent permitted by applicable Law. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another and consider in good faith the views of one another so as to mutually agree on any strategies and decisions, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under Antitrust Laws or other applicable Laws. Any documents or other materials provided pursuant to this Section 9.01(b) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Pubco or other competitively sensitive material or personally-identifiable information or other sensitive personal or financial information, and the parties may, as each deems advisable, reasonably designate any material provided under this Section 9.01 as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act. Without limiting the generality of the undertakings pursuant to this Section 9.01, each party hereto shall use reasonable best efforts to provide or cause to be provided as promptly as reasonably practicable and advisable to any Governmental Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, as promptly as reasonably practicable and advisable after the date hereof (and, in the case of filings under any applicable Antitrust Law, no later than ten (10) Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made (including under any applicable Antitrust Law regarding preacquisition notifications for the purpose of competition reviews). SPAC shall respond as promptly as practicable to any request for additional information and documentary material relating to SPAC by any Governmental Authority and furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority (including, with respect to SPAC and its Affiliates, providing financial information and certificates as well as personal information of senior management or control persons, and requesting that individuals with appropriate seniority and expertise make themselves available to participate in discussions or hearings). In furtherance and not in limitation of the foregoing, if the Parties cannot agree on a jointly developed strategy, notwithstanding their respective good faith attempts to do so, SPAC shall have the final say with respect to the strategy and the final authority to direct and implement the strategy; provided, that SPAC shall not, without the Company’s prior written consent, and nothing in this Agreement shall require any Company Party to, offer, accept or agree to (A) dispose, hold separate or license any part of its businesses, operations, assets or product lines, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, any Persons may carry on business in any part of the world, or (D) any limitations on the ability of any Person to acquire, hold or exercise full rights of ownership with respect to any securities.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the Parties shall cooperate with one another in good faith and use their reasonable best efforts to oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions).

(d) Notwithstanding anything else contained herein to the contrary, SPAC shall pay, or cause to be paid, all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions.

Section 9.02 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 9.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 9.02, SPAC and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall SPAC, the Company, Pubco, Merger Sub or any of their Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

Section 9.03 Preparation of Form F-4 and Proxy Statement/Prospectus; SPAC Special Meeting.

(a) Proxy Statement/Prospectus.

(i) As promptly as practicable following the execution and delivery of this Agreement, SPAC, the Company and Pubco shall use reasonable best efforts to prepare, and Pubco shall file with the SEC, the Form F-4 in connection with the registration under the Securities Act of the Pubco Common Shares to be issued under this Agreement and the effect of the Transactions on the SPAC Warrants, which Form F-4 will also contain the Proxy Statement/Prospectus which will be included therein as a prospectus and which will be used as a proxy statement for the Special Meeting with respect to, among other things: (A) providing SPAC’s stockholders with the opportunity to redeem shares of SPAC Class A Common Stock by tendering such shares for redemption in accordance with the SPAC Organizational Documents (the “SPAC Stockholder Redemption”); and (B) soliciting proxies from holders of SPAC Common Stock to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; and (2) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Prospectus or correspondence related thereto, (3) any other proposals the Parties agree are necessary or desirable to consummate the Transactions and (4) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Stockholder Matters”). Without the prior written consent of Pubco, SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by SPAC’s stockholders at the Special Meeting, as adjourned or postponed. Each of SPAC, the Company and Pubco shall use its reasonable best efforts to cause the Form F-4 and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form F-4 effective as long as is necessary to consummate the Transactions, subject to Section 11.01. Each of SPAC, on the one hand, and the Company and Pubco, on the other hand, shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form F-4 and the Proxy Statement/Prospectus. Promptly after the Form F-4 is declared effective under the Securities Act, SPAC shall cause the Proxy Statement/Prospectus to be mailed to stockholders of SPAC.

(ii) Each of SPAC, the Company and Pubco shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect to the Form F-4 and the Proxy Statement/Prospectus and any amendment to the Form F-4 and the Proxy Statement/Prospectus filed in response thereto. If SPAC, the Company or Pubco becomes aware that any information contained in the Form F-4 and the Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form F-4 and the Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then

(x) such party shall promptly inform the other parties and (y) SPAC, on the one hand, and the Company and Pubco, on the other hand, shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned) an amendment or supplement to the Form F-4 and the Proxy Statement/Prospectus. SPAC, the Company and Pubco shall use reasonable best efforts to cause the Form F-4 and the Proxy Statement/Prospectus as so amended or supplemented, to be filed with the SEC, and the SPAC shall cause the Form F-4 and the Proxy Statement/Prospectus to be disseminated to the holders of shares of SPAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of the Pubco, the Company and SPAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that such party receives from the SEC or its staff with respect to the Form F-4 and the Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. SPAC, the Company and Pubco shall use reasonable best efforts to cause the Form F-4 to be declared effective as promptly as practicable after it is filed with the SEC and to keep the Form F-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby, subject to Section 11.01.

(iii) SPAC shall file the Proxy Statement/Prospectus on Schedule 14A in accordance with the rules and regulations of the Exchange Act. Pubco shall file the Prospectus and any supplement thereto pursuant to Rule 424. SPAC shall, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (A) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL for a date no later than thirty five (35) days following the SEC Clearance Date (subject to Section 9.04), and (B) cause the Proxy Statement/Prospectus to be disseminated to SPAC’s stockholders in compliance with applicable Law.

Section 9.04 SPAC Special Meeting. SPAC shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of Pubco) to obtain the approval of SPAC Stockholder Matters at the Special Meeting, as adjourned or postponed, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of SPAC Stockholder Matters. SPAC shall include SPAC Board Recommendation in the Proxy Statement/Prospectus. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of SPAC Stockholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders SPAC Stockholder Matters, regardless of any intervening event or circumstance. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of Pubco, shall) postpone or adjourn the Special Meeting no more than twice for a period of no longer than forty (40) days in the aggregate: (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the board of directors of SPAC has determined in good faith is required by applicable Law is disclosed to SPAC’s stockholders and for such supplement or amendment to be promptly disseminated to SPAC stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of SPAC Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of SPAC Stockholder Matters; provided, that in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 9.05 Intervening Event. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason; provided, however, that (without limiting the provisions of Section 9.04), the board of directors of the SPAC may, at any time prior to, but not after, the

Special Meeting, change, withdraw, withhold, qualify or modify the SPAC Board Recommendation in response to an Intervening Event if and only if: (a) the board of directors of the SPAC has reasonably determined in good faith, after consultation with legal counsel, that the failure to take such action as a result of such Intervening Event would be a breach of the fiduciary duties of the board of directors of the SPAC to the stockholders of SPAC under applicable Law, and (b) the Company shall have received at least five (5) Business Days’ advance written notice from SPAC of SPAC’s intention to take such action, specifying the relevant Intervening Event in reasonable detail.

Section 9.06 Exclusivity.

(a) During the Interim Period, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than SPAC and/or any of its Affiliates or Representatives) concerning any purchase of all or a material portion of the Company’s equity securities or the issuance and sale of any securities of, or membership interests in, the Company or its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries) or any merger or sale of substantial assets involving the Company or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business or transactions permitted by Section 7.01(d) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, SPAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. SPAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.07 Tax Matters.

(a) Notwithstanding anything to the contrary contained herein, the Company Parties shall be responsible for and shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”). The Party required by Law to do so (or, in the case of UK stamp duty or UK stamp duty reserve tax, Pubco) shall file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. Notwithstanding any other provision of this Agreement, the Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties intends that the Merger and the Company Exchange, taken together, more likely than not qualify as a transaction under Section 351 of the Code and the SPAC Stockholders are more likely than not not subject to tax under Section 367 of the Code, subject to entry into gain recognition agreements by any SPAC Stockholders required to enter into such agreements pursuant to Section 367 of the Code and the Treasury Regulations thereunder to preserve tax-free treatment under Section 351 and Section 367 of the Code (the “Intended Tax Treatment”).

(c) The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment, shall report the Transactions in a manner consistent with the Intended Tax Treatment (including by attaching the statements described in Treasury Regulations Sections 1.351-3, 1.367(a)-3(c)(6) and 1.368-3(a) on or with the Tax Returns of the relevant Parties for the taxable year of the Transactions) and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar Law). Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) Pubco acknowledges that any SPAC Stockholder who owns five (5) percent or more of the ordinary shares of Pubco immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such SPAC Stockholder made on or following the Closing Date, Pubco shall, and shall cause its Affiliates to, (i) use reasonable best efforts to furnish to such SPAC Stockholder such information as such SPAC Stockholder reasonably requests in connection with such SPAC Stockholder’s preparation of a gain recognition agreement, and (ii) use reasonable best efforts to provide such SPAC Stockholder with the information reasonably requested by such SPAC Stockholder for purposes of determining whether there has been a gain “triggering event” under the terms of such SPAC Stockholder’s gain recognition agreement, in each case, at the sole cost and expense of Pubco.

(e) No Party (i) has taken (or failed to take) any action or caused any action to be taken (or to fail to be taken) (ii) will not take (or fail to take) any action or will cause any action to be taken (or to fail to be taken), including after the Closing Date, or (iii) has any knowledge of any fact or circumstance that could reasonably be expected, in each case, to prevent the Transactions from qualifying for the Intended Tax Treatment.

(f) Following the Merger, (i) Pubco shall not permit SPAC to liquidate or to be treated as liquidating for U.S. federal income tax purposes, (ii) Pubco shall cause SPAC to provide financing services to its affiliates after the Closing as an integrated part of the overall activities of Pubco and its Affiliates, and (iii) Pubco shall not exchange or otherwise transfer its SPAC shares in a “controlled asset transfer” within the meaning of Treasury Regulations Section 1.367(a)-3.

(g) The Parties shall use reasonable best efforts to execute and deliver (i) officer’s certificates substantially in the form attached as Section 9.07(g) of the Schedules and (ii) any other representations reasonably requested by counsel to SPAC or counsel to the Company Parties, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the Transactions (clauses (i) and (ii), collectively, the “Tax Officer’s Certificates”), at such time or times as may be reasonably requested by Weil, Gotshal & Manges LLP, as counsel to SPAC, or by any counsel to the Company Parties, including in connection with the Closing and any filing of any Form F-4. For the avoidance of doubt, no tax opinion to be delivered by Weil, Gotshal & Manges LLP, as counsel to SPAC, or any counsel to the Company Parties shall be a condition to Closing under this Agreement.

(h) The Parties (i) acknowledge that Section 7874 of the Code shall not apply to the Transactions, (ii) shall prepare and file all Tax Returns consistent with non-application of Section 7874 of the Code to the Transactions, (iii) shall report the Transactions in a manner consistent with the non-application of Section 7874 of the Code to the Transactions and (iv) shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with the non-application of Section 7874 of the Code to the Transactions, in the case of each of the foregoing, unless to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 9.08 Confidentiality; Publicity.

(a) SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use their commercially reasonable efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided, however, that, subject to this Section 9.08, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 7.02 and this Section 9.08, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in this Section 9.08(b), nothing herein shall modify or affect SPAC’s obligations pursuant to Section 9.03.

Section 9.09 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

Section 9.10 Transaction Agreements. At or prior to the Closing, each of the parties thereto shall execute and deliver to the other Parties the Warrant Assumption Agreement, the Director Nomination Agreement and the Registration Rights Agreement. Prior to Closing, in connection with entry into the Registration Rights Agreement, SPAC shall cause to be terminated all existing registration rights agreements entered into between SPAC and any other party and procure that no parties to any such terminated registration rights agreements shall have any further rights or obligations thereunder.

Section 9.11 Pubco Board of Directors. Each of the Company and SPAC shall take, or cause to be taken, the actions set forth in this Section 9.11 prior to the Closing:

(a) Pubco and SPAC shall (i) cause each Person serving and not continuing as a member of the board of directors of Pubco and SPAC to resign from such position, effective upon the Effective Time, and (ii) elect, appoint or otherwise cause Persons designated on Schedule 9.11 to comprise the entire board of directors of Pubco, effective upon the Effective Time; provided, that the board of directors as so constituted shall comply with applicable rules concerning director independence required by the SEC and the rules and listing standards of NASDAQ and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of the Company.

(b) Pubco and SPAC shall (i) cause each Person serving and not continuing as an officer of Pubco and SPAC to resign from such position, effective upon the Effective Time, and (ii) appoint or otherwise cause to be appointed each Person serving as an officer of the Company immediately prior to the Effective Time as a corresponding officer of Pubco, effective upon the Effective Time.

(c) Each of Pubco and SPAC shall cause such Persons to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 9.11(a) does not satisfy any requirement of a Governmental Authority to serve as a director then there shall be no obligation to appoint such individual in accordance with Section 9.11(a).

Section 9.12 Audited Financial Statements . The Company shall take, or cause to be taken, such actions as are reasonably necessary to prepare the audited consolidated balance sheets of the Company and its Subsidiaries as at September 30, 2022, the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended, together with the auditor’s report as required pursuant to Section 7.04(a) prior to December 31, 2022.

ARTICLE X

CONDITIONS TO OBLIGATIONS

Section 10.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) Regulatory Approvals. Any required consents and approvals from the Regulatory Consent Authorities set forth on Schedule 10.01(a) shall have been obtained.

(b) No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Net Tangible Assets. SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after SPAC Stockholder Redemption.

(d) Stockholder Approval. The approval of SPAC Stockholder Matters shall have been obtained.

(e) Form F-4. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Form F-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(f) NASDAQ. The Pubco Common Shares to be issued in connection with the Transactions shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof.

(g) Board of Directors. The board of directors of Pubco shall be constituted with the Persons designated in accordance with Section 9.11.

Section 10.02 Additional Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company Parties, as applicable, contained in Section 5.01 (Corporation Organization of the Company), Section 5.03 (Due Authorization),

Section 5.06 (Current Capitalization) and Section 5.22 (Brokers’ Fees) (collectively, the “Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) No Material Adverse Effect shall have occurred since the date of this Agreement.

(iii) Each of the representations and warranties of the Company Parties contained in Article V (other than the Specified Representations and the representations and warranties of the Company contained in Section 5.21(a)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of each Company Party in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a) and Section 10.02(b) have been fulfilled.

(d) Company Exchange. The Company and Pubco shall have consummated the Company Exchange in accordance with the Exchange and Support Agreements (subject to the completion of any necessary procedural formalities relating to any applicable Transfer Taxes and the related updating of the share register), the Company Options shall have been shall be released and cancelled by each holder of Company Options in exchange for the grant by Pubco of an option to purchase Pubco Common Shares in accordance with this Agreement, and Pubco shall have duly assumed the Company Warrants in accordance with this Agreement and each such Exchange and Support Agreement shall be in full force and effect and (except as expressly contemplated therein in connection with the Closing Transaction Consideration) shall not have been withdrawn or terminated, or otherwise amended or modified, in any respect.

(e) Closing Deliverables. The Company shall have delivered to SPAC an executed copy of the Warrant Assumption Agreement, the Registration Rights Agreement and the Director Nomination Agreement.

Section 10.03 Additional Conditions to the Obligations of the Company Parties. The obligation of the Company Parties to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company.

(a) Representations and Warranties.

(i) Each of the representations and warranties of SPAC contained in Article VI (other than the representations and warranties of SPAC contained in Section 6.12 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse impact on SPAC or prevent or materially delay or impair the ability of SPAC to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(ii) The representations and warranties of SPAC contained in Section 6.12 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of SPAC in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a), and Section 10.03(b) have been fulfilled.

(d) A&R Sponsor Agreement. Each of the covenants of each of the parties to the A&R Sponsor Agreement required under the A&R Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(e) Closing Deliverables. SPAC shall have delivered to the Company an executed copy of the Warrant Assumption Agreement, the Registration Rights Agreement and the Director Nomination Agreement.

Section 10.04 Frustration of Conditions. Neither SPAC nor any of the Company Parties may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the conditions of the other Party to be satisfied, as required by Section 9.02.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and SPAC;

(b) prior to the Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from SPAC of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before 5:00 p.m. (New York Time) on May 1, 2023 (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that, the right to terminate this Agreement under subsection (i) or (ii) shall not be available if SPAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a

“Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by SPAC of notice from the Company of such breach, but only as long as SPAC continues to exercise such commercially reasonable efforts to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within SPAC Cure Period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, or (iv) SPAC has changed, withdrawn, withheld, qualified or modified, or publicly proposes to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(d) by written notice from either the Company or SPAC to the other if SPAC Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting in accordance with this Agreement); provided, that, the right to terminate this Agreement under this Section 11.01(d) shall not be available to SPAC if, at the time of such termination, SPAC is in breach of Section 9.03.

Section 11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02, Section 12.05, or Section 12.13, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Willful Breach of this Agreement by such Party occurring prior to such termination. The term “Willful Breach” means a Party’s material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. The provisions of Section 7.03 (No Claim Against the Trust Account), Section 9.08 (Confidentiality; Publicity), this Section 11.02 (Effect of Termination) and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 12.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)   If to SPAC, to:

CIIG Capital Partners II

40 West 57th Street, 29th Floor

New York, NY 10019

Attn: Gavin Cuneo; Peter Cuneo; Michael Minnick

E-mail: gavin@cuneoco.com; pcuneo@cuneoco.com; mm@iigholdings.com with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Ackneil M. Muldrow III

E-mail: trey.muldrow@weil.com

and

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 1001

Attn: Alice Hsu

E-mail: ahsu@orrick.com

(b)   If to any of the Company Parties or the Surviving Corporation to:

c/o Zapp Electric Vehicles Limited

5 Technology Park

Colindeep Lane

England, London

NW9 6BX

Attn: Jeremy North

E-mail: jn@zappev.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Singapore

Attn: Sharon Lau; Posit Laohaphan

E-mail: Sharon.Lau@lw.com; Posit.Laohaphan@lw.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 12.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company, Pubco and SPAC (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 8.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.14 and Section 12.15.

Section 12.05 Expenses.

(a) Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated if the Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, Pubco or the Surviving Corporation shall bear and pay, at or promptly after Closing, all of the Transaction Expenses.

(b) Notwithstanding anything to the contrary in any Transaction Agreement, the amount of Transaction Expenses to be borne and paid by Pubco or the Surviving Corporation shall not exceed $20,000,000 plus the amount of any Excise Tax due and payable by the SPAC, with the SPAC Transaction Expenses not exceeding $10,000,000 in the aggregate (excluding the amount of any such Excise Tax) (in each case excluding any fees and expenses of advisors and service providers engaged after the date of this Agreement by SPAC, or by the Company Parties, with the prior written consent of the other).

Section 12.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 12.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to this Agreement or any Transaction Agreement (including, without limitation, any related amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms complying with applicable law, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 12.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 12.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain Confidentiality Agreement, dated as of September 16, 2022, by and between the Company and CIIG Capital Partners II, Inc. (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 12.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.10.

Section 12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at

Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, SPAC acknowledges and agrees that any Company Party may, without breach of this Agreement, with respect to any Transaction Agreement to which such Company Party is a party, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement.

Section 12.14 Non-Recourse. Subject in all respect to the last sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any Company Party or SPAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 12.14 shall limit, amend or waive any rights of any party to any Transaction Agreement.

Section 12.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and instead shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XII. Notwithstanding anything herein to the contrary, nothing in this Section 12.15 shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article 5 or Article 6 (as applicable).

Section 12.16 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company Parties; (iii) SPAC Representations constitute the sole and exclusive representations and warranties of SPAC; (iv) except for the Company Representations by the Company Parties and SPAC Representations by SPAC, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company Parties and the SPAC Representations by SPAC. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Company Representations by the Company Parties or as provided in any certificate delivered in accordance with Section 10.02(c), with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 12.16(a) shall relieve any Party hereto of liability in the case of fraud committed by such Party.

(b) Effective upon Closing, (i) each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise and (ii) each of the shareholders of the Company, their respective Affiliates and Representatives hereby irrevocably and unconditionally releases and forever discharges each of the Company and Pubco of and from all Actions and causes of action, which such Person may have against each of the Company and Pubco, now or in the future, in each case in respect of any cause, matter or thing relating to Pubco, the Company or any of their current or former Subsidiaries or any actions taken or failed to be taken by any of the Company, Pubco or their respective current or former Subsidiaries occurring or arising on or prior to the date of this Agreement. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.16. Notwithstanding anything herein to the contrary, nothing in this Section 12.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article V or Article VI (as applicable). Each Party shall have the right to enforce this Section 12.16 on behalf of any Person that would be benefitted or protected by this Section 12.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

CIIG CAPITAL PARTNERS II, INC.

By:	/s/ Gavin Cuneo
Name:	Gavin Cuneo
Title:	Co-Chief Executive Officer

ZAPP ELECTRIC VEHICLES LIMITED

By:	/s/ Swin Chatsuwan
Name:	Swin Chatsuwan
Title:	Director

ZAPP ELECTRIC VEHICLES GROUP LIMITED

By:	/s/ Kiattipong Arttachariya
Name:	Kiattipong Arttachariya
Title:	Director

ZAPP ELECTRIC VEHICLES, INC.

By:	/s/ Kiattipong Arttachariya
Name:	Kiattipong Arttachariya
Title:	Director

EXHIBIT B

Pubco Charter

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2023)

REF: JT/Z0572.S14289

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2023)

1.	The name of the company is Zapp Electric Vehicles Group Limited (the “Company”).

2.

The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

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i

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2023)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to Zapp Electric Vehicles Group Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Board” means the board of Directors of the Company from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Chairman” means chair of the Board.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Compensation Committee” means a compensation committee of the Board as defined under the Designated Stock Exchange rules.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to Nasdaq Capital Market.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Independent Director” means a Director who qualifies as “independent” under the rules of the Designated Stock Exchange.

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“Listing Date” means [Date].

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

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“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)

passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

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6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act. Title to Shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

12.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any

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adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

13.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

14.	No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

FRACTIONAL SHARES

15.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

16.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether they are the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by them or their estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

17.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

18.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

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19.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

20.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

21.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

22.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

23.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

24.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

25.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

26.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

28.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

29.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

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30.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

31.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

32.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

33.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

34.

Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws, any Shareholder may transfer all or any Shares by an instrument of transfer in a usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

35.

Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the Directors shall not unreasonably decline to register any transfer of Shares and shall, upon making any decision to decline to register any transfer of Shares, assign an appropriate reason therefor. If the Directors refuse to register a transfer of any Share the Company shall, within two (2) months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for the Directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation.

36.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

37.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

38.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

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39.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

40.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

41.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

42.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

43.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

44.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

45.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

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46.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

47.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

48.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

49.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

50.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

51.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

52.	The Directors may, whenever they think fit, convene a general meeting of the Company.

53.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

54.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least ten percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

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55.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

56.

At least fourteen (14) clear days’ notice in writing counting from the date of service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the business to be considered at the meeting, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

57.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

58.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

59.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

60.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

61.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

62.	The Chairman shall preside as chair at every general meeting of the Company.

63.

If there is no Chairman, or if at any general meeting the Chairman is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

64.	The chair may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

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(b)	without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chair or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chair that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

66.	If a poll is duly demanded it shall be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67.

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

68.

A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

VOTES OF SHAREHOLDERS

69.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

70.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

71.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, whether on a show of hands or on a poll, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

72.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

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73.	On a poll votes may be given either personally or by proxy.

74.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of their attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

75.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

76.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

77.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

78.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

79.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

80.

Subject to these Articles, the Board shall consist of no more than seven (7) Directors (or such higher number as may be approved by the Shareholders by Special Resolution) and shall include at least three (3) Independent Directors or such higher number of Independent Directors as may be required by the rules of the Designated Stock Exchange to the extent applicable to the Company from time to time.

81.	Subject to Article 80, the Company may by Ordinary Resolution or by resolution of the Directors appoint any Person to be a Director.

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82.

The Directors shall be divided into three (3) classes designated as Class I Directors, Class II Directors and Class III Directors, respectively. Directors shall be assigned to each class in accordance with the resolution of the Directors or the Ordinary Resolution appointing such Director, with each class serving for staggered three (3)-year terms commencing as follows:

(a)

at the first annual general meeting of the Company following the Listing Date, the term of office of the Class I Directors shall expire and replacement Class I Directors may be appointed by Ordinary Resolution for a full term of three (3) years. If no replacement Class I Directors are appointed, the existing Class I Directors shall be automatically re-appointed for a further term of three (3) years;

(b)

at the second annual general meeting of the Company following the Listing Date, the term of office of the Class II Directors shall expire and replacement Class II Directors may be appointed by Ordinary Resolution for a full term of three (3) years. If no replacement Class II Directors are appointed, the existing Class II Directors shall be automatically re-appointed for a further term of three (3) years; and

(c)

at the third annual general meeting of the Company following the Listing Date, the term of office of the Class III Directors shall expire and replacement Class III Directors may be appointed by Ordinary Resolution for a full term of three (3) years. If no replacement Class III Directors are appointed, the existing Class III Directors shall be automatically re-appointed for a further term of three (3) years.

83.	No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

84.

Subject to these Articles, a Director shall hold office until such time as he or she resigns office by notice in writing to the Company, is removed from office by Ordinary Resolution or is otherwise disqualified from acting as a Director (including pursuant to the Companies Act).

85.	The remuneration of the Directors may be determined by the Compensation Committee or by Ordinary Resolution.

86.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

87.

The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

ALTERNATE DIRECTOR

88.

Any Director may in writing appoint another Person to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are Director to have a separate vote in addition to their own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by them. Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

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POWERS AND DUTIES OF DIRECTORS

89.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

90.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that their tenure of office be terminated.

91.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

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92.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

93.

The Board shall establish an audit committee to operate in accordance with the terms of reference of that committee as approved by the Board and such audit committee shall be comprised solely of members who qualify as “independent” under the rules of the Designated Stock Exchange.

94.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

95.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

96.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

97.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

98.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

99.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

100.

The Directors shall have the authority to present a winding up petition on behalf of the Company on the grounds that the Company is unable to pay its debts within the meaning of section 93 of the Companies Act or where a winding up petition has been presented, apply on behalf of the Company, for the appointment of a provisional liquidator without the sanction of a resolution passed by the Company at a general meeting.

BORROWING POWERS OF DIRECTORS

101.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest

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to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

102.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

103.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

104.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

105.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with their creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns their office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

106.

The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chair shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors provided that not less than 48 hours’ notice of the meeting is given to all Directors.

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107.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

108.

The quorum necessary for the transaction of the business of the Directors is a majority of the Directors holding office. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

109.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

110.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat such Director or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

111.

Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

112.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

113.

When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

114.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director,

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subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

115.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

116.

The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

117.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings. If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

118.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall have a second or casting vote.

119.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

120.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

121.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

122.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

123.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the

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Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

124.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

125.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

126.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

127.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

128.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

129.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

130.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

131.

Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall only be audited if the Directors so determine and/or if required by any applicable law, rule, regulation or regulatory authority, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 30 September of each year or such other date as the Directors may determine.

132.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

133.	Subject to the Companies Act and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

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(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

134.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

135.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

136.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

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137.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

139.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

140.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

141.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

142.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

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(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

NON-RECOGNITION OF TRUSTS

143.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

144.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

145.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

146.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

147.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive

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payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

148.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

149.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

150.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

151.	The Company may merge or consolidate in accordance with the Companies Act.

152.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

153.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

EXCLUSIVE FORUM

154.

Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the

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resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

155.

Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company concerning its internal affairs. This Article shall not apply to claims or causes of action brought to enforce a duty or liability created by the United States Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction.

156.

Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s shares issued pursuant to relevant deposit agreements, whether such acquisition be by transfer, sale, operation of law or otherwise, shall be deemed to have notice of, irrevocably agreed and consented to the provisions of this Article and Articles 154 and 155 above. Without prejudice to the foregoing, if any part of this Article, Articles 154 or 155 are held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected nor be impaired and this Article, Articles 154 and/or 155 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion as may be necessary so as best to give effect to the intention of the Company.

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EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of _______, 2023, is made and entered into by and among ZAPP ELECTRIC VEHICLES GROUP LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and the undersigned parties listed on the signature page hereto (each such party, together with their respective affiliates, successors and permitted assigns, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among the Company, CIIG Capital Partners II, Inc. (“CIIG”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (“Zapp”) and the other parties thereto, pursuant to which, among other things, on or about the date hereof, Merger Sub (as defined in the Merger Agreement) will merge with and into CIIG in exchange for CIIG’s stockholders receiving ordinary shares of the Company (the “Ordinary Shares”);

WHEREAS, Zapp and certain shareholders of Zapp are party to an Investor Exchange and Support Agreement or Management Exchange and Support Agreement, as applicable, each dated as of November 22, 2022 (the “Exchange Agreements”), pursuant to which, on the terms and subject to the conditions set forth therein, the Holders (the “New Holders”) contributed their shares of Zapp to the Company in exchange for Ordinary Shares;

WHEREAS, CIIG, CIIG Management II LLC (the “Sponsor”) and the Anchor Investor are parties to that certain Registration Rights Agreement, dated as of September 14, 2021 (the “Prior Agreement”), which Prior Agreement will terminate with respect to the Sponsor and the other parties thereto upon execution of this Agreement.

WHEREAS, the Sponsor is acquiring Ordinary Shares (including the Ordinary Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the Merger Agreement, including the private placement warrants of CIIG) on or about the date hereof pursuant to the Merger Agreement.

WHEREAS, each of Blackrock Credit Alpha Master Fund, L.P. and HC NCBR Fund (collectively, the “Anchor Investor”) are acquiring Ordinary Shares (including the Ordinary Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the Merger Agreement, including the private placement warrants of CIIG) on or about the date hereof pursuant to the Merger Agreement; and

WHEREAS, in connection with the transactions contemplated by Merger Agreement and Exchange Agreements, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

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ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Ordinary Shares (or securities convertible or exchangeable for share of Ordinary Shares) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement); provided, however, that in no event shall the term “Affiliate” include any portfolio company of any Holder or their respective Affiliates (other than the Company).

“Agreement” shall have the meaning given in the Preamble.

“Aggregate Blocking Period” shall have the meaning given in Section 2.4.

“Anchor Investor” shall have the meaning given in the Recitals.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Closing Date” shall mean the date of this Agreement.

“Co-Founders” shall mean Swin Chatsuwan, Warin Thanathawee, Kiattipong Arttachariya and Jeremy Brian Digby North.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble and includes the Company’s successors by recapitalization, merger, consolidation, spin-off and reorganization or similar transaction.

“Company Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Company Warrants” means the warrants to acquire Ordinary Shares issued to holders of Private Placement Warrants, Public Warrants [, Extension Loan Warrants and Working Capital Warrants] (in each case, as defined in the Assignment, Assumption and Amendment Agreement dated [●]) in connection with the consummation of the transactions contemplated by the Merger Agreement.

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“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall mean, as applicable, (a) the applicable Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1 or (b) the applicable Holders making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble, for so long as such person or entity holds any Registrable Security.

“Lock-Up Agreement” shall mean, as applicable, the agreements and undertakings of the Holders set forth in Section 4 of that certain Management Exchange and Support Agreement dated as of November 22, 2022 by and among the Company, Zapp Electric Vehicles Limited and the other parties listed in Schedule A thereto, and Section 4 of that certain Amended and Restated Sponsor Support Agreement dated as of November 22, 2022, by and among CIIG, the Sponsor and the Anchor Investor, in each case pursuant to which a Holder has agreed (subject to certain exceptions) not to transfer the Registrable Securities held by such Holder for a certain period of time after the Closing Date.

“Maximum Number of Securities” means, as to a given Underwritten Offering, the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering, in the reasonable determination of the managing Underwriter(s), without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Recitals.

“Ordinary Shares” means the ordinary shares of the Company.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period under the applicable Lock-Up Agreement, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Ordinary Shares issued to a Holder pursuant to the terms of the Merger Agreement (including the Ordinary Shares issued or issuable upon the exercise of any other equity security

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issued to a Holder pursuant to the terms of the Merger Agreement) and the Exchange Agreements, (b) any Company Warrants held by a Holder, (c) any Ordinary Shares that may be acquired by a Holder upon the exercise of a Company Warrant (or any other option or right to acquire Ordinary Shares) that is held by a Holder immediately following the Closing Date and (d) any other equity security of the Company issued or issuable with respect to any shares referred to in the foregoing clauses (a), (b) and (c) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Ordinary Shares are then listed;

(b) fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone, delivery and road show or other marketing expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f) reasonable and documented fees and expenses of one (1) legal counsel selected by either (i) the majority-in-interest of the Demanding Holders (and any local or foreign counsel) initiating a Demand Registration or Shelf Underwritten Offering (including, without limitation, a Block Trade), or (ii) of a majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration;

(g) reasonable fees and disbursements of any special experts retained by the Company in connection with such Registration; and

(h) the Company’s expenses (including, without limitation, all salaries and expenses of the Company and its subsidiaries’ officers and employees and all overhead costs of the Company and its subsidiaries);

(i) all other expenses of Registration,

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in each case, other than Underwriters’ commissions and any related transfer taxes attributable to the sale of Registrable Securities by a Holder in a Shelf Underwritten Offering.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form F-4, Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Recitals.

“Transfer” means, directly or indirectly, the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 The Company shall use reasonable efforts to, as soon as practicable, but in any event within forty-five (45) days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time (determined as of two (2) business days prior to such filing) as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than ninety (90) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred and twenty (120) days after the filing deadline if the Registration Statement is reviewed by, and receives comments

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from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be on a shelf registration statement on Form F-1 (a “Form F-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use reasonable efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 The Company shall use reasonable efforts to convert the Form F-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form F-3 (a “Form F-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or subsection 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $10,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering (the amount of Registrable Securities pursuant to the foregoing clause (a) or (b), as applicable, the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Take Down Notice”). Each Shelf Takedown Notice shall specify the number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three (3) days after receipt of any Shelf Take Down Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) at least fifteen (15) business days prior to the public announcement of such Shelf Underwritten Offering and, subject to the provisions of subsection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters (which shall consist of one or more nationally recognized investment banks) selected by the majority-in-interest of the Demanding Holders after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to

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Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. The Company shall not be required to include any Holder’s Registrable Securities in a Shelf Underwritten Offering unless such Holder accepts the terms of the underwriting agreement as agreed between the Company and the managing Underwriter(s) and enters into and complies with an underwriting agreement with such Underwriter(s) in customary form (after having considered and taken reasonable account of comments of a single U.S. counsel for the Holders which are selling in the Shelf Underwritten Offering). Any Shelf Underwritten Offering effected pursuant to this subsection 2.1.3 shall be counted as a Registration for purposes of the limit on the number of Registrations that can be effected under Section 2.2 hereof.

2.1.4 Notwithstanding anything to the contrary in this Section 2.1, under no circumstances shall the Company be obligated to effect (a) more than an aggregate of two (2) Shelf Underwritten Offerings within the first year following the Closing Date or (b) for the period commencing one year after the Closing Date, more than one (1) Shelf Underwritten Offering within any three-month period.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.5 and Sections 2.4 and 3.4 hereof, at any time and from time to time on or after the Closing Date, each of (a) the Sponsor (the “Sponsor Demanding Holder”), and (b) at least a majority in interest of the then-outstanding number of Registrable Securities held by the Co-Founders (the “New Demanding Holders,” together with the Sponsor Demanding Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities on (i) Form F-1, or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities or (ii) if available, Form F-3, which in the case of either clause (i) or (ii), may be a shelf registration statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly following the Company’s receipt of a Demand Registration, notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than (A) an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering initiated by the Sponsor and (B) an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten offering initiated by the Co-Founders, in each case under subsection 2.1.3 or this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders and the Requesting Holders to be registered on behalf of the Demanding Holders and the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement.

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2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration by the same Demand Holder becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Sections 2.4 and 3.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.2.4 Reduction of Underwritten Offering. If a Demand Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell for its own account and the Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to Section 2.3 and that can be sold without exceeding the Maximum Number of Securities.

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2.2.5 Demand Registration Withdrawal. A Demanding Holder or a Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time prior to (a) in the case of a Demand Registration not involving an Underwritten Offering or a Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement or (b) in the case of any Demand Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as Demanding Holders, being less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, (e) for a rights offering or (f) filed pursuant to subsection 2.1.1, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, or, in the case of a Shelf Underwritten Offering, the applicable preliminary “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, if any, in such offering, (B) such Holders’ rights under this Section 2.3 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to subsection 2.3.2, the Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response noticed described in the foregoing sentence to be included in such Piggyback Registration and shall use reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into and comply with an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. For purposes of this Section 2.3, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).

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2.3.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Ordinary Shares that the Company desires to sell, taken together with (a) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant Section 2.3 hereof, and (c) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.3.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.3.2.2 if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to (a) in the case of a Piggyback Registration not involving an Unwritten Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

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2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period (the “Aggregate Blocking Period”).

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Demanding Holders desire to effect a Block Trade with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10,000,000 or (y) all remaining Registrable Securities held by such Demanding Holders, then notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and share price of such offering. Notwithstanding any other provision of this Agreement, in the event of a Block Trade in connection with the sale of Registrable Securities by a pledgee upon foreclosure of the Registrable Securities that were pledged as collateral for a loan, the Company shall not include any other Holders’ Registrable Securities on the Registration Statement or Prospectus with respect to such Block Trade.

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form F-3 filed pursuant to this Section 2 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) use reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the

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requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall first be applied to holders other than the Holders with securities registered for resale under the applicable Registration Statement and thereafter allocated between the Holders on a pro rata basis based on the aggregate amount of Registrable Securities held by the Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form F-1 or subsequent Registration Statement on Form F-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.

In the case of a Form F-1 Shelf filed to register the resale of Removed Shares, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form F-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Holders be named as an “underwriter” therein, the Company shall use reasonable efforts to file a Form F-3 Shelf as promptly as practicable to replace the applicable Form F-1 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders, or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

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3.1.4 prior to any public offering of Registrable Securities, use reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 promptly furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

3.1.8 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.9 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.10 at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel, and not to file any such Registration Statement or Prospectus, or amendment or supplement thereto, to which any such Holder or Registrable Securities shall have reasonably objected on the grounds that such Registration Statement or Prospectus or supplement or amendment thereto, does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder;

3.1.11 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in

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each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

3.1.12 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense (other than with respect to Registration Expenses), in the preparation of any Registration Statement, each such Prospectus included therein or filed with the Commission, and each amendment or supplement thereto, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that if requested by the Company, such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.14 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and any Underwriter;

3.1.15 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.16 otherwise use reasonable efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17 use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, consistent with the terms of this Agreement, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

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3.3 Participation in Underwritten Offerings.

3.3.1 No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than twice or for more than sixty (60) consecutive days or more than a total of one hundred and twenty (120) days, determined in good faith by the Board to be necessary for such purpose; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12)-month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.5.1 the Company will not file any Registration Statement or Prospectus included therein with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld, conditioned or delayed;

3.5.2 at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the

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Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval system shall be deemed to have been furnished or delivered to the Holders pursuant to this subsection 3.5.2. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

3.5.3 promptly following the effectiveness of the shelf registration statement required by subsection 2.1.1 (and in any event within three (3) business days from such effectiveness), the Company shall cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Ordinary Shares held by such Holder and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, shareholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including reasonable outside attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was made in reliance upon and in conformity with any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint or joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of

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Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2, and, if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless a conflict of interest between such indemnified and indemnifying parties exists with respect to such Claim based upon the written opinion of counsel of such indemnified party, permit such indemnifying party to assume the defense of such Claim with separate counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its prior written consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim based upon the written opinion of counsel of such indemnified party. No indemnifying party shall, without the prior written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, shareholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is judicially determined to be unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (a) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also to reflect the relative fault of the indemnifying party or parties on the other hand and the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability. The amount paid or payable by an indemnified party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set

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forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed:

If to the Company, to:

Zapp Electric Vehicles Group Limited

5 Technology Park

Colindeep Lane

England, London

NW9 6BX

Attention: Jeremy North

Email: jn@zappev.com

with a copy to (which shall not constitute notice) to:

Latham & Watkins LLP

9 Raffles Place #42-02 Republic Plaza

Singapore 048619

Attention: Sharon Lau; Posit Laohaphan

Email: sharon.lau@lw.com; posit.laohaphan@lw.com

If to the Sponsor, to:

CIIG Capital Partners II

40 West 57th Street, 29th Floor

New York, NY 10019

Attention: Gavin Cuneo; Peter Cuneo; Michael Minnick

Email: gavin@cuneoco.com; pcuneo@cuneoco.com; mm@iigholdings.com

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with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Ackneil M. Muldrow III

Email: trey.muldrow@weil.com

and

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 1001

Attention: Alice Hsu

Email: ahsu@orrick.com

and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and conditions of this Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.3 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF NEW YORK AS

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APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Ordinary Shares, in a manner that is adverse and different from the other Holders (in such capacity) shall require the prior written consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

[5.6 Other Registration Rights. Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person as of the date hereof. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.]

5.7 Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.

5.8 Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings among the parties with respect to the subject matter hereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

5.9 Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. Any provision of this Agreement held invalid or unenforceable shall be deemed reformed, if practicable, to the extent necessary to render it valid and enforceable and to the extent permitted by law and consistent with the intent of the parties to this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

ZAPP ELECTRIC VEHICLES GROUP LIMITED

By:
Name:
Title:

SPONSOR:

CIIG MANAGEMENT II LLC

By:
Name:
Title:

ANCHOR INVESTOR:

Blackrock Credit Alpha Master Fund, L.P.

By:
Name:
Title:

HC NCBR Fund

By:
Name:
Title:

NEW HOLDERS

SWIN CHATSUWAN:

By:
Name: Title:

WARIN THANATHAWEE:

By:
Name: Title:

KIATTIPONG ARTTACHARIYA:

By:
Name:
Title:

JEREMY BRIAN DIGBY NORTH:

By:
Name:
Title:

EXHIBIT E

Warrant Assumption Agreement

SPAC Warrant Amendment

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (this “Agreement”) is made as of                , 2023, by and among CIIG Capital Partners II, Inc., a Delaware corporation (the “Company”), Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of September 14, 2021, and filed with the United States Securities and Exchange Commission on September 17, 2021 (the “Existing Warrant Agreement”); capitalized terms used herein but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued (a) 12,062,500 warrants to the Sponsor and the Anchor Investor (collectively, the “Private Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) simultaneously with the closing of the Company’s initial public offering (the “Public Offering”) (including the full exercise of the underwriters’ over-allotment option), at a purchase price of $1.00 per Private Warrant, with each Private Warrant being exercisable for one share of Common Stock and with an exercise price of $11.50 per share, and (b) 14,375,000 warrants to public investors in the Public Offering (collectively, the “Public Warrants”) to purchase shares of Common Stock, with each Public Warrant being exercisable for one share of Common Stock and with an exercise price of $11.50 per share;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on November 22, 2022, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into by and among the Company, Pubco, Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”), and Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (the “Target”);

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, as provided in Section 4.4 of the Existing Warrant Agreement, each of the issued and outstanding Warrants will no longer be exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for ordinary shares, par value $0.0001 per share, of Pubco and any successors thereto (the “Pubco Ordinary Shares”);

WHEREAS, the board of directors of the Company has determined that the consummation of the transactions contemplated by the Merger Agreement will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to Pubco and Pubco wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holders for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the interest of the registered holders.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1.	Assignment and Assumption; Consent.

1.1.

Assignment and Assumption. The Company hereby assigns to Pubco all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) as of the Effective Time (as defined in the Merger Agreement). Pubco hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Effective Time.

1.2.

Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to Pubco pursuant to Section 1.1 hereof effective as of the Effective Time, the assumption of the Existing Warrant Agreement by Pubco from the Company pursuant to Section 1.1 hereof effective as of the Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2.

Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the interests of the registered holders:

2.1.

Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “CIIG Capital Partners II, Inc., a Delaware corporation” and replacing it with “Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Pubco rather than the Company.

2.2.	Recitals. The recitals on pages one and two of the Existing Warrant Agreement are hereby deleted and replaced in their entirety as follows:

“WHEREAS, on September 14, 2021, CIIG Capital Partners II, Inc. (“CIIG”) entered into that certain Private Placement Warrants Purchase Agreement with CIIG Management II LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor agreed to purchase an aggregate of 8,958,333 warrants (or up to 10,052,083 warrants if the Over-allotment Option (as defined below) in connection with the Offering (as defined below) is exercised in full) simultaneously with the closing of the Offering (and the closing of the Over-allotment Option, if applicable) bearing the legend set forth in Exhibit B hereto (the “Sponsor Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant (as defined below); and

WHEREAS, on September 14, 2021, CIIG entered into those certain subscription agreements (together, the “Anchor Subscription Agreement”) with certain funds and accounts managed by subsidiaries of BlackRock, Inc. (together, the “Anchor Investor”), pursuant to which the Anchor Investor agreed to purchase an aggregate of 1,791,667 warrants (or 2,010,417 warrants if the Over-allotment Option is exercised in full) simultaneously with the closing of the Offering (and the closing of the Over-allotment Option, if applicable) bearing the legend set forth in Exhibit B hereto (the “Anchor Private Placement

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Warrants” and, together with the Sponsor Private Placement Warrants, the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant; and

[WHEREAS, in order to finance CIIG’s transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors had the option, but were not obligated to, loan CIIG funds as CIIG required, of which up to $1,500,000 of such loans may be convertible into up to an additional 1,500,000 Private Placement Warrants, at a price of $1.00 per warrant (the “Working Capital Warrants”); and]

[WHEREAS, in order to extend the period of time to consummate a business combination by an additional six months, it was required that the Sponsor deposit into the trust account funds equal to one percent (1.0%) of the gross proceeds of the offering, in exchange for a non-interest bearing, unsecured promissory note, and such loan may be convertible into warrants (“Extension Loan Warrants”), at a price of $1.00 per warrant; and]

WHEREAS, CIIG consummated an initial public offering (the “Offering”) of units of CIIG’s equity securities, each such unit comprised of one share of Common Stock (as defined below) and one-half of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, issued and delivered up to 12,500,000 warrants (including up to 14,375,000 warrants subject to the Over-allotment Option) to public investors in the Offering (the “Public Warrants” and together with the Private Placement Warrants[, the Working Capital Warrants] [and the Extension Loan Warrants], the “CIIG Warrants”). Each whole Warrant entitles the holder thereof to purchase one share of Class A common stock of CIIG, par value $0.0001 per share (“Common Stock”), for $11.50 per share, subject to adjustment as described herein. Only whole warrants are exercisable; and

WHEREAS, CIIG has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, File No. 333-254078 (the “Registration Statement”) and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, and the Public Warrants and the Common Stock included in the Units; and

WHEREAS, CIIG, the Company and the other parties thereto are parties to that certain Agreement and Plan of Merger, dated as of November 22, 2022 (the “Business Combination Agreement”), which, among other things, provides for the merger of Merger Sub (as defined in the Business Combination Agreement) with and into CIIG with CIIG surviving such merger as a wholly owned subsidiary of the Company, and as a result, all shares of Common Stock shall be exchanged for the right to receive ordinary shares of the Company (“Company Ordinary Shares”); and

WHEREAS, on [    ], pursuant to the terms of the Business Combination Agreement, the Company, CIIG and the Warrant Agent entered into an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), pursuant to which CIIG assigned its rights and obligations under this Agreement to the Company and the Company assumed CIIG’s right and obligations under this Agreement from CIIG; and

WHEREAS, pursuant to the Business Combination Agreement, the Warrant Assumption Agreement and Section 4.5 of this Agreement, effective as of the Effective Time (as defined in the Business Combination Agreement), each of the issued and outstanding CIIG Warrants were no longer exercisable for shares of Common Stock but instead became exercisable (subject to the terms and conditions of this Agreement) for Company Ordinary Shares (each a “Warrant” and collectively, the “Warrants”); and

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

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WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:”

2.3.

Reference to Company Ordinary Shares. (i) All references to “Common Stock” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “Company Ordinary Shares” with a par value of $0.0001 per share and (ii) all references to “stockholders” shall mean “shareholders.”

2.4.	Detachability of Warrants. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Except that the defined terms “Business Day” and “Representatives” set forth therein shall be retained for all purposes of the Existing Warrant Agreement.

2.5.	Post-IPO Warrants [and Working Capital Warrants][and Extension Loan Warrants].

2.5.1.

[[Section 2.7 of the Existing Warrant Agreement is hereby deleted in its entirety.] All references to [“Working Capital Warrants”][and Extension Loan Warrants] in the Existing Warrant Agreement (including all Exhibits thereto) shall be deleted.]

2.5.2.

Section 2.8 of the Existing Warrant Agreement is hereby deleted in its entirety. All references to “Post-IPO Warrants” in the Existing Warrant Agreement (including all Exhibits thereto) shall be deleted.

2.6.	Duration of Warrants. The first sentence of Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date that is thirty (30) days after the consummation of the transactions contemplated by the Business Combination Agreement (a “Business Combination”), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Business Combination is completed, (y) the liquidation of the Company, or (z) other than with respect to the Private Placement Warrants[, the Working Capital Warrants] [and the Extension Loan Warrants], the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in Subsection 3.3.2 below with respect to an effective registration statement or a valid exemption therefrom being available.”

2.7.	Notices.

2.7.1.	Section 9.2 of the Existing Warrant Agreement is hereby amended in part to change the delivery of notices to the Company to the following:

c/o Zapp Electric Vehicles Limited

5 Technology Park

Colindeep Lane

England, London

NW8 6BX

Attn: Jeremy North, Director

E-mail: jn@zappev.com

2.7.2.

Section 9.2 of the Existing Warrant Agreement is hereby further amended in part to change the delivery of a copy of notices sent to Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105, Attn.: Stuart Neuhauser, Esq., Fax No.: (212) 370-1300 and

4

Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036, Attn: Paul D. Tropp, Esq., Email: paul.tropp@ropesgray.com to be replaced with the following:

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Attn: Sharon Lau; Posit Laohaphan

E-mail: Sharon.Lau@lw.com; Posit.Laohaphan@lw.com

2.8.	Currency. A new Section 9.10 is hereby inserted as follows:

“Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean U.S. dollars (USD) and all payments hereunder shall be made in U.S. dollars (USD).”

2.9.	Warrant Certificate. Exhibit A to the Existing Warrant Agreement is hereby amended by deleting Exhibit A in its entirety and replacing it with a new Exhibit A attached hereto.

3.	Miscellaneous Provisions.

3.1.

Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the consummation of the transactions contemplated by the Merger Agreement and shall automatically be terminated and shall be null and void if the Merger Agreement shall be terminated for any reason.

3.2.	Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3.

Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.4.

Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.5.

Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

3.6.

Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

3.7.	Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

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3.8.	Reference to and Effect on Agreements; Entire Agreement.

3.8.1.

Any references to “this Agreement” in the Existing Warrant Agreement will mean the Existing Warrant Agreement as amended by this Agreement. Except as specifically amended by this Agreement, the provisions of the Existing Warrant Agreement shall remain in full force and effect.

3.8.2.

This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first above written.

CIIG CAPITAL PARTNERS II, INC.

By:
Name:
Title:

ZAPP ELECTRIC VEHICLES GROUP LIMITED

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

7

EXHIBIT A

FORM OF WARRANT CERTIFICATE

See attached.

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

ZAPP ELECTRIC VEHICLES GROUP LIMITED

An exempted company incorporated with limited liability under the laws of the Cayman Islands

CUSIP [__]

Warrant Certificate

This Warrant Certificate certifies that, or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase ordinary shares, $0.0001 par value per share (“Company Ordinary Shares”), of Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Company Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Company Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of a Warrant, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of Company Ordinary Shares to be issued to the holder. The number of Company Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Company Ordinary Share for any Warrant is equal to $11.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Company Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of September 14, 2021, as amended by the Assignment, Assumption and Amendment Agreement dated as of                 , 2023 by and among CIIG Capital Partners II, Inc., a Delaware corporation, the Company and the Warrant Agent (as defined below) (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Company Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Company Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Company Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Company Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Company Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive Company Ordinary Shares and herewith tenders payment for such Company Ordinary Shares to the order of Zapp Electric Vehicles Group Limited (the “Company”) in the amount of $                in accordance with the terms hereof. The undersigned requests that a certificate for such Company Ordinary Shares be registered in the name of, whose address is and that such Company Ordinary Shares be delivered to whose address is. If said number of Company Ordinary Shares is less than all of the Company Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Ordinary Shares be registered in the name of                , whose address is                and that such Warrant Certificate be delivered to                , whose address is                .

In the event that the Warrant has been called for redemption by the Company pursuant to Sections 6.1 or 6.2 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.4 of the Warrant Agreement, the number of Company Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1 and Section 6.4 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant[, a Working Capital Warrant,] [or an Extension Loan Warrant] that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Company Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Company Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Company Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Company Ordinary Shares. If said number of shares is less than all of the Company Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Ordinary Shares be registered in the name of                , whose address is                and that such Warrant Certificate be delivered to                , whose address is                 .

[Signature Page Follows]

Date: , 20
(Signature)

(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE))

Exhibit F

Nomination Agreement

DIRECTOR NOMINATION AGREEMENT

THIS DIRECTOR NOMINATION AGREEMENT (this “Agreement”) is made and entered into as of [●], 2023 (the “Effective Time”), by and between Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Mr. Swin Chatsuwan, an individual (the “Founder”). Capitalized terms used by not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended and Restated Memorandum and Articles of Association of the Company adopted on [●], 2023 (the “Articles”).

WHEREAS, the Company has consummated the business combination and the other transactions (collectively, the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of November 22, 2022 (the “BCA”), by and among the Company, CIIG Capital Partners II, Inc. a Delaware corporation, Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company;

WHEREAS, the Company desires that, after giving effect to the Transactions, the Founder will, subject to the terms of this Agreement and the Articles, continue to have a right to representation on the board of directors of the Company (the “Board”);

WHEREAS, pursuant to Section 9.11 of the BCA, the persons listed on Schedule 9.11 to the BCA were named as directors of the Company and appointed to the Board upon the consummation of the Transactions; and

WHEREAS, in furtherance of the foregoing, the Company desires that the Founder have certain director nomination rights with respect to the Company, and the Company desires to provide the Founder with such rights, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, each of the parties to this Agreement agrees as follows:

ARTICLE 1

NOMINATION RIGHT

Section 1.01.    Board Nomination Right. Subject to the Articles and Section 1.02, from the Effective Time until the termination of this Agreement in accordance with its terms:

(a)    Immediately after the Effective Time, it is contemplated that the size of the Board shall be established at seven (7) directors and a majority of the Board will be composed of independent directors. Each independent director will satisfy the applicable independence criteria for purposes of the Nasdaq stock exchange and SEC rules (without giving effect to any available exceptions for foreign private issuers or controlled companies) (“Independent Director”).

(b)    At every meeting of the Board or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the Board or are nominated to stand for election and elected by shareholders of the Company, the Founder, and solely the Founder only, shall have the right (but not the obligation) to nominate for election to the Board, as applicable:

(i)     four (4) individuals, or such higher number of individuals as would (if duly elected) represent a bare majority of the directors then in office, at least two (2) (or such higher number as is from time to time required for compliance with the listing rules of the stock exchange on which the Shares are listed) of which would qualify as an Independent Director and one (1) of which would qualify to serve on the audit committee; provided, that the Founder holds in aggregate at least 80% of the number of issued and outstanding Shares of the Company that were held by the Founder as of the Effective Time, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations;

(ii)    three (3) individuals, at least one (1) of which would qualify as an Independent Director; provided, that the Founder holds in aggregate at least 50% of the number of issued and outstanding Shares of the Company that were held by the Founder as of the Effective Time, but less than 80% of the number of issued and outstanding Shares of the Company that were held by the Founder as of the Effective Time, in each case, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations; or

(iii)    two (2) individuals, none of which are required to qualify as an Independent Director; provided, that the Founder holds in aggregate at least 30% of number of issued and outstanding Shares of the Company that were held by the Founder as of the Effective Time, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations,

(the “Founder Directors” and each a “Founder Director”).

As of the date hereof, the Founder designates [Director Nominee 1], [Director Nominee 2], [Director Nominee 3] and [Director Nominee 4] as the initial Founder Directors. Director Nominee 1 shall be a Class II Director and each of Director Nominee 2, Director Nominee 3 and Director Nominee 4 shall be a Class III Director.

(c) The Company shall (and shall cause its controlled Affiliates to) cooperate in facilitating any action or right described in or required by this Agreement. Without limiting the generality of the foregoing, the Company shall, to the maximum extent permitted by law;

(i)    take all actions necessary (including, without limitation, calling meetings of the Board and the shareholders of the Company and recommending, supporting and soliciting proxies) to: (A) give effect to the provisions of this Agreement (including ensuring that (1) the Founder Directors are included in the Board’s slate of nominees to the shareholders of the Company for the election of directors of the Company and recommended by the Board at any meeting of shareholders called for the purpose of electing directors of the Company, (2) the Founder Directors, if up for election, are included in the proxy statement prepared by management of the Company in connection with the Company’s solicitation of proxies or consents in favor of the foregoing for every meeting of the shareholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the shareholders of the Company or the Board with respect to the election of directors of the Company), and (B) submit proposals at each duly called meeting of the shareholders of the Company with respect to any amendment, modification or supplement of the Articles to ensure that the Articles do not at any time contravene, conflict with, or result in any violation or breach of, or otherwise frustrate any provision of this Agreement;

(ii)    take all actions to oppose: (A) any action or proposal that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement (including (1) removing or supporting the removal of any Founder Director (except at the direction of the Founder) or (2) nominating a number of Director nominees for any election of Directors that exceeds the number of Directors permitted to be elected in accordance with the Articles at any General Meeting or otherwise impairing, delaying, frustrating or otherwise interfering with the rights of the Founder set forth in this Article 1), and (B) any

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amendment, modification or supplement of the Articles that would contravene, conflict with, result in any violation or breach of any provision or otherwise frustrate any provision of this Agreement; and

(iii)    not (A) solicit proxies or participate in a solicitation, (B) assist any Person in taking or planning any action, or (C) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt, in each case, that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement (including the rights of the Founder set forth in this Article 1), provided, that if the Founder informs the Company in writing that it does not wish to appoint or nominate a Founder Director, then the Company shall not be in breach of its obligations under this Section 1.01(a). As used herein, “Affiliate” means, with respect to any specified person, any person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. As used in the definition of “Affiliate”, the word “control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(d)    If any Founder Director ceases to serve on the Board for any reason, the Founder shall be entitled to designate and nominate such person’s successor in accordance with this Agreement (including any independence or audit committee qualification criteria) and the Board shall promptly fill the vacancy with such successor Founder Director; provided, that, for the avoidance of doubt, the Founder shall have no obligation to fill any such vacancy.

(e)    For so long as the Company maintains an Audit Committee, Compensation Committee or Nominating Committee, such committees shall each include at least one (1) Founder Director (but only to the extent such Director (A) qualifies as an Independent Director and (B) with respect to membership on the Audit Committee or Compensation Committee, meets the heightened independence requirements applicable to audit committees and compensation committees, as applicable, under the Securities Exchange Commission and within the context of the criteria applicable to the Company as established by the listing rules of the stock exchange on which the Shares are listed).

Section 1.02.    Certain Limitations. Notwithstanding the provisions of Section 1.01, the Founder shall not be entitled to designate a person as a Founder Director upon a good faith written determination by the Board or relevant committee thereof that the person would not be qualified under any applicable law, rule or regulation to serve as a director of the Company.

ARTICLE 2

MISCELLANEOUS

Section 2.01.    Termination. This Agreement shall terminate and become void and of no further force or effect: (a) automatically and without any notice or other action by any person upon the earlier of (i) the third anniversary of the Effective Time, and (ii) the first date that the Founder holds less than 30% of the number of issued and outstanding Shares of the Company that were held by the Founder as of the Effective Time, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations; or (b) upon the mutual written agreement of the parties.

Section 2.02.    Notices. Any notice or communication under this Agreement must be in writing and given by mail, hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee or at such time as delivery is refused by the addressee upon presentation:

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Any notice or communication under this Agreement must be addressed:

if to the Company, to:

c/o Zapp Electric Vehicles Group Limited

5 Technology Park

Colindeep Lane

England, London

NW9 6BX

Attn: Jeremy North

E-mail: jn@zappev.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Singapore

Attn: Sharon Lau; Posit Laohaphan

E-mail: Sharon.Lau@lw.com; Posit.Laohaphan@lw.com

if to the Founder, at the Founder’s address or facsimile number as set forth in the Company’s books and records.

Section 2.03.    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 2.04.    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto.

Section 2.05.    No Third Party Beneficiaries. This Agreement is exclusively for the benefit of the parties hereto, and their respective successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any third party any remedy, claim, liability, reimbursement, cause of action or other right to enforce any of the terms to this Agreement under the Contracts (Rights of Third Parties) Act (as amended) of the Cayman Islands or by virtue of any other applicable law in any jurisdiction.

Section 2.06.    Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Each party hereto acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement.

Section 2.07.    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

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Section 2.08.    Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the courts of the Cayman Islands, so long as such courts shall have subject matter jurisdiction over such suit, action or proceeding, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 2.02 shall be deemed effective service of process on such party.

Section 2.09.    WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 2.10.    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 2.11.    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 2.12.    Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

Section 2.13.    Rights Cumulative. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly limited by this Agreement, all rights and remedies of each of the parties hereto under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or law.

Section 2.14.    Further Assurances. Each of the parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

Section 2.15.    Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as a deed as of the date first written above.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as a deed as of the date first written above.

Name: Swin Chatsuwan

[Signature Page to Director Nomination Agreement]

Exhibit 10.1

Execution version

INVESTOR EXCHANGE AND SUPPORT AGREEMENT

This INVESTOR EXCHANGE AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of November     , 2022, by and among Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“PubCo”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (the “Company”) and the Persons listed on Schedule 1 to this Agreement (each, a “Shareholder” and the Shareholders together with PubCo and the Company, the “Parties”).

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole legal and beneficial owner of: (i) such number of fully-paid ordinary shares of GBP 0.00001 each in the Company (“Company Shares”); and (ii) such number of warrants in the Company (“Company Warrants”), set forth opposite such Shareholder’s name on Schedule 1 under the heading “Company Shares” and “Company Warrants” respectively.

WHEREAS, PubCo, the Company, CIIG Capital Partners II, Inc., a Delaware corporation (“SPAC”) and Zapp Electric Vehicles, Inc. are entering into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of November     , 2022, providing for, inter alia, each Shareholder’s transfer of its respective Company Shares and Company Warrants to PubCo in exchange for newly issued ordinary shares, with $0.0001 par value per share, of PubCo (“PubCo Shares”) and warrants in PubCo (“PubCo Exchange Warrants”) (as applicable) on the terms and subject to the conditions of this Agreement;

NOW THEREFORE, intending to be legally bound, as a condition and inducement to the entry into and performance of the Merger Agreement, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the Parties hereby agree as follows:

1. DEFINITIONS; INTERPRETATION

Unless otherwise expressly indicated, capitalized terms used but not defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement, and this Agreement shall be interpreted and applied in accordance with the rules of construction applicable to the Merger Agreement, mutatis mutandis.

2. SHARE AND WARRANT EXCHANGE

2.1 Acquisition. On the Closing Date (and immediately prior to the Effective Time), and upon the terms and conditions of this Agreement and the Merger Agreement, the Shareholders shall sell and transfer to PubCo, and PubCo shall purchase from the Shareholders, all of the legal and beneficial title to the Company Shares and Company Warrants set out in Schedule 1 with full title guarantee, free from all Liens and together with all rights attaching to the Company Shares and Company Warrants, respectively, at the Closing (which, for the avoidance of doubt, shall be immediately prior to the Effective Time of the Merger).

2.2 Initial Consideration. Subject to Section 2.4, the aggregate consideration to be paid to each Shareholder in respect of the transfer of its Company Shares and Company Warrants to PubCo at the Closing shall be the due issuance and allotment to such Shareholder of that number of PubCo Shares and PubCo Exchange Warrants, credited as fully paid, set out opposite such Shareholder’s name on Schedule 1 under the heading “PubCo Shares” and “PubCo Exchange Warrants” respectively.

2.3 Exchange Deliveries. At the Closing, each Shareholder shall deliver or procure the delivery to PubCo of:

(a) a duly executed stock transfer form in the form attached hereto as Exhibit A in respect of its Company Shares to effect the transfer of its Company Shares to PubCo (a “STF”); and

(b) any and all share certificates representing its Company Shares;

and the Company shall deliver to PubCo a copy of the executed resolution of the Company board of directors approving (x) the form of the STF and the transfer of the Company Shares to PubCo, (y) PubCo’s entry in the register of members as the sole holder of all such Shareholder’s Company Shares (subject to the completion of any applicable UK stamp duty formalities), and (z) the necessary filings and notifications in connection with the aforementioned matters. In the event that a Shareholder does not deliver share certificates in respect of its Company Shares to PubCo in accordance with this Section 2.3, if and to the extent a share certificate has previously been issued by the Company, such Shareholder severally agrees to indemnify PubCo (to the extent permitted by law) and the Company from and against all claims, actions, proceedings and demands which may be brought against PubCo and the Company and all losses, liabilities, charges, costs, damages and expenses which PubCo or the Company may suffer or reasonably incur, in each case as a result of allowing the registration of the transfer of all or any part of such Shareholder’s Company Shares without the production of the original share certificates.

2.4 Earnout.

(a) A Shareholder’s right to receive Earnout Shares pursuant to this Section 2.4, if any, is subject to the closing price of PubCo Shares equaling or exceeding, for any 20 trading days during a 30 consecutive trading day period, (i) $12.00 per share (the “First Earnout Condition”), (ii) $14.00 per share (the “Second Earnout Condition”) or (iii) $16.00 per share (the “Third Earnout Condition”; and each of the First, Second and Third Earnout Conditions an “Earnout Condition”), as applicable, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations.

(b) As additional consideration for the transfer of Company Shares to PubCo pursuant to this Section 2, as promptly as reasonably practicable (but in any event, within ten Business Days) after the satisfaction of an Earnout Condition, PubCo shall issue and allot or cause to be issued and allotted to each applicable Shareholder the applicable Earnout Shares.

(c) In the event that an Earnout Condition is not satisfied prior to the fifth anniversary of the Closing, the contingent right and entitlement of such Shareholders to the applicable Earnout Shares shall be forfeited and cease to exist.

(d) Any issuance of Earnout Shares shall be treated as an adjustment to the consideration paid at the Closing, except to the extent otherwise required by Law, and an amount equal to the aggregate par value of the Earnout Shares so issued will be credited to the capital account of PubCo.

(e) To the extent that, prior to the fifth anniversary of the Closing, there is a bona fide third party transaction that results in PubCo Shares being converted into the right to receive cash or other consideration having a per share value (as adjusted for share splits, share dividends, reorganizations and recapitalisations, and in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the board of directors of PubCo in good faith) (i) equal to or in excess of any Earnout Condition that has not yet been satisfied, then the applicable Earnout Shares shall be issued to the relevant Shareholders effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that the recipients of such Earnout Shares shall receive such Earnout Shares, and all proceeds thereof, in connection with such transaction, and (ii) less than any Earnout Condition that has not yet been satisfied, then the contingent right and entitlement of such Shareholders to the applicable Earnout Shares shall be forfeited and cease to exist.

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(f) “Earnout Shares” means, as to a given Shareholder, the number of PubCo Shares set forth opposite such Shareholder’s name on Schedule 1 under the headings (i) “First Earnout”, with respect to the First Earnout Condition, (ii) “Second Earnout”, with respect to the Second Earnout Condition, and (iii) “Third Earnout”, with respect to the Third Earnout Condition, if any, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations.

3. PRE-CLOSING MATTERS

Each Shareholder, severally and not jointly, hereby covenants and irrevocably undertakes to PubCo during the term of this Agreement as follows:

3.1 Subject Shares. As to a Shareholder, the term “Subject Shares” means its respective Company Shares, Company Warrants and any other equity securities of the Company or any successor thereto by whatever name called, now owned or subsequently acquired by such Shareholder from time to time, howsoever acquired, or as to which such Shareholder has any right or power to vote or direct, cause or control the voting.

3.2 Consent. Such Shareholder unconditionally and irrevocably agrees that, during the period from the date hereof through the date on which this Agreement terminates in accordance with Section 6.6 (the “Expiration Time”), at any duly called meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the Transactions, such Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares in favor of the Closing, the Company Exchange and the other Transactions, in each case as may be required to approve, implement and give effect to the Transactions at the Closing in accordance with the Merger Agreement.

3.3 Additional Purchases. Each Shareholder agrees that any Subject Shares that it purchases or otherwise hereinafter acquires or with respect to which it otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Subject Shares set forth on Schedule 1 attached hereto.

3.4 Waiver. Such Shareholder shall not apply to any Governmental Authority claiming that any Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any Person, or commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement or the Merger Agreement or alleging any breach of any Law or duty in connection with the Transactions. Such Shareholder hereby waives any and all pre-emption rights, rights of first refusal, tag along, drag along and other rights which may have been conferred on it under the Company’s organizational documents, Law or otherwise as may affect the Transactions (other than its rights pursuant to this Agreement).

3.5 Power of Attorney. Such Shareholder hereby irrevocably and unconditionally grants to, and appoints the Company and any individual designated in writing by the Company, and each of them individually, as such Shareholder’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote such Shareholder’s Subject Shares, grant a written consent or approval in respect of such Subject Shares, and agree or amend the form, terms and conditions of, certify and execute, deliver, take, perform, waive and

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terminate on each such Shareholder’s behalf and in the name of such Shareholder, all deeds, instruments, agreements, documents, steps or actions necessary or desirable for giving effect to Sections 2, 3 or 6 of this Agreement or the Transactions pursuant to the Merger Agreement. Such Shareholder acknowledges that the Merger Agreement is being made in reliance upon its grant of such irrevocable power of attorney, and that such irrevocable power of attorney is given in connection with the Merger Agreement to secure the performance by such Shareholder under this Agreement, and is coupled with a proprietary interest and may not be revoked under any circumstances. Such Shareholder hereby ratifies and confirms all that the attorney and proxy may lawfully do or cause to be done by virtue hereof. This power of attorney shall terminate immediately upon the earlier of (i) when the PubCo is entered in the register of members of the Company as the holder of the Subject Shares; or (ii) the Expiration Time.

3.6 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Merger Agreement, from the date hereof and until the Expiration Time, such Shareholder shall not, directly or indirectly:

(a) sell, transfer, tender, grant, lend, mortgage, pledge, charge, assign, sell options in respect of, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares (or any interest therein or in respect thereto) or any other securities exchangeable for or convertible into, or substantially similar to, Subject Shares to any person or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing;

(b) grant or suffer to exist any proxies or enter or suffer to exist any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into or suffer to exist any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder;

(d) commit, agree or publicly announce any intention to take any of the foregoing actions.

Any action attempted to be taken in violation of the preceding sentence shall be null and void.

4. POST-CLOSING LOCK-UP

4.1 Definitions. As used in this Section 4:

(a) “affiliate” has the meaning set forth in Rule 405 under the Securities Act.

(b) “Applicable Period” means the period commencing on the Closing Date and ending:

(i) with respect to the Lock-Up Securities listed on Schedule 1 under the heading “First Release”, upon PubCo issuing its first quarterly earnings release that occurs at least 60 days after the Closing;

(ii) with respect to the Lock-Up Securities listed on Schedule 1 under the heading “Second Release”, upon PubCo issuing its second quarterly earnings release after the Closing; and

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(iii) with respect to the Lock-Up Securities listed on Schedule 1 under the heading “Third Release”, upon PubCo issuing its third quarterly earnings release after the Closing;

(in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations) or, if earlier, the date on which PubCo completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property following the Closing.

(c) “Immediate Family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

(d) “Lock-Up Securities” means, as to a Shareholder during the Applicable Period, 80% of the PubCo Shares or other Equity Securities of PubCo held by a Shareholder (or which a Shareholder is entitled to receive by virtue of the Transactions) immediately after the Closing and shall include any other Equity Security of PubCo issued or issuable to a Shareholder with respect to any securities referenced above by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Each Shareholder’s anticipated total number of Lock-Up Securities is listed opposite such Shareholder’s name on Schedule 1 under the heading “Lock-Up Securities”.

(e) “Lock-Up Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Lock-Up Security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Security, whether or not any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4.2 Post-Closing Lock-Up. Subject to the consummation of the Closing, each Shareholder covenants and agrees that it shall not, during the Applicable Period, without the prior written consent of the board of directors of PubCo, effect, undertake, enter into or publicly announce any Lock-Up Transfer of any applicable Lock-Up Security. For avoidance of doubt, each Shareholder shall retain all of its rights as a shareholder of PubCo with respect to all Lock-Up Securities during the Applicable Period, including the right to vote any Lock-Up Securities that are entitled to vote and the right to receive any dividends or distributions in respect of such Lock-Up Securities.

4.3 Authorization. Each Shareholder hereby: (a) authorizes PubCo to cause its transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, applicable Lock-Up Securities for which such Shareholder is the record holder; and (b) in the case of Lock-Up Securities for which such Shareholder is the beneficial but not the record holder, agrees to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Lock-Up Securities; in each case, if and to the extent such transfer would constitute a Lock-Up Transfer in breach of this Agreement. PubCo agrees to instruct its transfer agent to remove any stop transfer restrictions on the share register and other records related to applicable Lock-Up Securities within three Business Days of a request by a Shareholder after expiration of the Applicable Period.

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4.4 Legend. During the Applicable Period, each certificate, if any, evidencing applicable Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN AN INVESTOR EXCHANGE AND SUPPORT AGREEMENT, DATED AS OF [ ], 2022, BY AND AMONG ZAPP ELECTRIC VEHICLES GROUP LIMITED (“ISSUER”), THE HOLDER NAMED THEREIN AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

4.5 Lock-Up Exceptions. The provisions of Section 4.2 shall not apply to:

(a) Lock-Up Transfers to a partnership, limited liability company or other entity of which such Shareholder is the legal and beneficial owner of all of the outstanding Equity Securities;

(b) if such Shareholder is a natural person, Lock-Up Transfers (i) by bona fide gift to any member of such Shareholder’s Immediate Family, (ii) to a family trust, established for the exclusive benefit of such Shareholder or any of their Immediate Family for estate planning purposes, (iii) by virtue of laws of descent and distribution upon death of such Shareholder or (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(c) Lock-Up Transfers of PubCo Shares acquired in open market transactions after the Closing;

(d) the exercise of share options or warrants to purchase PubCo Shares and any related transfer of PubCo Shares to PubCo in connection therewith (i) deemed to occur upon the “cashless” or “net” exercise of any such options or warrants or (ii) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all PubCo Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Section 4 during the Applicable Period;

(e) the entry, at any time after the Closing, into any trading plan meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of PubCo Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period;

(f) Lock-Up Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of holders having the right to exchange their PubCo Shares for cash, securities or other property;

(g) in the case of an entity, a Lock-Up Transfer (i) to another entity that is an affiliate of such Shareholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Shareholder or affiliates of such Lock-Up Shareholder or who shares a common investment advisor with such Lock-Up Shareholder or (ii) as part of a distribution to members, partners or shareholders of such Lock-Up Shareholder; and

(h) in the case of an entity, Lock-Up Transfers by virtue of the Laws of the jurisdiction of the entity’s organization and the entity’s Organizational Documents upon dissolution of the entity;

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provided, however, that in the case of clauses (a), (b) and (g), prior to such Lock-Up Transfer, these permitted transferees shall have entered into a written agreement, in substantially the same form of this Section 4, agreeing to be bound by these Lock-Up Transfer restrictions.

4.6 Effect of Section 4. If any Lock-Up Transfer is made or attempted contrary to the provisions of this Section 4, such purported Lock-Up Transfer shall be null and void ab initio.

5. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder, severally and not jointly, hereby represents and warrants to PubCo and the Company as of the date of this Agreement as follows:

5.1 Organization. If such Shareholder is not a natural person, such Shareholder has been duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, has the requisite corporate power and authority to conduct its business as it is now being conducted, and is in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of organization), except where the failure to be so would not reasonably be expected to prevent or materially adversely affect the ability of such Shareholder to consummate the transactions contemplated by this Agreement.

5.2 Authorization.

(a) Such Shareholder has full legal capacity, right and authority to execute, deliver and perform its obligations under this Agreement. If such Shareholder is not a natural person, it has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the same have been duly, fully and validly authorized and approved by such Shareholder in accordance with its respective organizational documents.

(b) This Agreement has been duly and validly executed and delivered by such Shareholder, and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject only to the Enforceability Exceptions.

5.3 No Conflict. None of the execution, delivery or performance of this Agreement by such Shareholder or the consummation of the Transactions does or shall violate or conflict with, require any consent, waiver, exemption or further approval under, or result in any breach, default, acceleration, termination, Lien or cancellation under, any organizational document, Law, Governmental Order or Contract binding upon such Shareholder.

5.4 Company Shares and Company Warrants. Such Shareholder is the sole legal and beneficial owner of the Company Shares and Company Warrants (as applicable) set forth opposite such Shareholder’s name on Schedule 1, and has the sole right to vote such Company Shares and Company Warrants (as applicable). Such Company Shares and Company Warrants are owned free and clear of all Liens, and such Shareholder does not own legally or beneficially any other Company Shares and Company Warrants.

5.5 Information; Merger Agreement. Such Shareholder is a sophisticated investor, has adequate information to make an informed decision regarding this Agreement and the Transactions and (independently and without reliance on any other Party or any representation and warranty not expressly set forth in a Transaction Agreement) made its own analysis and decision to enter into this Agreement. Such Shareholder received a copy of the substantially finalized Merger Agreement on     , 2022, is familiar with the provisions of the Merger Agreement, has consented to (and hereby consents to) the Company’s entry into the Merger Agreement, and understands and acknowledges that the Merger Agreement is being made in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

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5.6 Restricted Securities. Such Shareholder understands that the PubCo Shares that it may receive in connection with the Transactions may be “restricted securities” under applicable U.S. federal and state securities laws and, if such Shareholder is an affiliate of PubCo, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, such Shareholder must hold such PubCo Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

5.7 No Inconsistent Agreement. As of the date hereof, such Shareholder (a) has not entered into any voting agreement, voting trust or similar agreement (other than this Agreement) with respect to any of the Subject Shares indicated on Schedule 1 hereto, (b) has not granted a proxy, consent or power of attorney with respect to any such Subject Shares, and (c) has not taken any action that would reasonably be expected to constitute a breach hereof, make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling it from performing any of its obligations under this Agreement.

5.8 Accredited Investor; Sophisticated Investor. Such Shareholder is: (i) an “accredited investor” as such term is defined in Regulation D under the Securities Act; and/or (ii) not a “U.S. Person” as defined in Rule 902 of Regulation S of the Securities Act. Such Shareholder is a sophisticated investor, able to fend for itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated by the Merger Agreement. Such Shareholder has a substantive preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables such Shareholder to be aware of the character, business acumen and financial circumstances of such persons.

5.9 Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of such Shareholder, threatened against such Shareholder, before any Governmental Authority that would prevent, impair or delay such Shareholder from performing their obligations hereunder.

6. OTHER AGREEMENTS

6.1 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Share or Earnout Share shall be issued by virtue of this Agreement. Each Person who would otherwise be entitled to a fraction of a PubCo Share or Earnout Share (after aggregating all fractional PubCo Shares or Earnout Shares, as applicable, that would otherwise be received by such Person) shall instead have the number of PubCo Shares or Earnout Shares, respectively, issued to such Person rounded down in the aggregate to the nearest whole PubCo Share or Earnout Share, respectively.

6.2	Disclosure.

(a) Each Shareholder shall be bound by and comply with Section 9.06 (Confidentiality; Publicity) of the Merger Agreement (including any relevant defined terms used in such provisions) as if such Shareholder was an original signatory to the Merger Agreement with respect to such provisions.

(b) Each Shareholder hereby authorizes PubCo and the Company to publish and disclose in any announcement or disclosure required by the SEC or pursuant to any applicable Law such Shareholder’s identity and ownership of Subject Shares and Lock-Up Securities, the nature of such Shareholder’s obligations under this Agreement and (if deemed appropriate by PubCo and the Company) a copy of this Agreement. Each Shareholder shall promptly provide any information reasonably requested by PubCo, the Company and SPAC for any regulatory application or filing made or approval sought in connection with the Transactions.

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6.3 Resale F-1 Shelf Registration. Each Shareholder acknowledges that PubCo intends to use its reasonable efforts to file within 45 calendar days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement on Form F-1 (the “F-1 Registration Statement”) registering the resale of such Shareholder’s PubCo Shares on a delayed or continuous basis, provided, however, that PubCo’s obligations to include such shares in the F-1 Registration Statement are contingent upon each Shareholder furnishing in writing to PubCo such information regarding such Shareholder, the PubCo Shares beneficially owned by such Shareholder and the intended method of disposition of the PubCo Shares as shall be reasonably requested by PubCo to effect the registration of the PubCo Shares, and such Shareholder shall execute such documents in connection with such registration as PubCo may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that PubCo shall be entitled to postpone and suspend the effectiveness or use of the registration statement as permitted hereunder.

6.4 UK Employee Taxation. The following provisions shall apply to any Shareholder that is a UK tax resident individual or who is subject to UK income tax on all or a proportion of their employment income and who is, was or will be an employee or director of PubCo, the Company or any of their subsidiaries (a “UK Shareholder”):

(a) Each UK Shareholder shall and PubCo shall (or shall procure that the Company or its subsidiary, as applicable) enter into an election pursuant ITEPA in the form prescribed by HMRC in relation to any PubCo Shares subscribed for or acquired by that Shareholder. Such election shall be made no later than 14 days after the subscription or acquisition of such Shareholder’s PubCo Shares or such shorter or longer period as may be required by law or as HMRC may direct.

(b) Each UK Shareholder shall provide to the PubCo such information as it (or its subsidiaries) shall require for the purpose of fulfilling its obligations as a responsible person within the meaning of Section 421L of ITEPA.

(c) In the event that PubCo, the Company or any of their subsidiaries or affiliates is obliged to account to any tax authority in respect of income tax and/or employee national insurance contributions (or any equivalent or replacement tax, charge or levy in any jurisdiction) and/or related interest, penalties, fines, costs and expenses (together “employee related tax liability”) as a result of or in respect of:

(i) the subscription for or acquisition of a UK Shareholder’s PubCo Shares;

(ii) the entering into of the election referred to in Section 6.4(a);

(iii) the transfer of PubCo Shares by a UK Shareholder; or

(iv) any action, event or thing done following the subscription or acquisition of UK Shareholder’s PubCo Shares which gives rise to an employee related tax liability,

then (except to the extent that such employee related tax liability may not lawfully be demanded) the UK Shareholder concerned shall be liable on demand by PubCo or the Company, without right of reimbursement, to make payment to PubCo (or any subsidiary as PubCo directs) of such amount as on an after tax basis will meet the employee related tax liability concerned and PubCo shall have a lien, as security for any such amount payable, over the shares concerned and over any proceeds of sale or other disposal thereof and (without limitation to the foregoing) each UK Shareholder hereby irrevocably agrees that PubCo, the Company or any relevant subsidiary may recover the employee related tax liability via deductions from salary or any bonuses or other amounts otherwise payable to the UK Shareholder for any relevant period.

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6.5 UK Stamp Duty. Any UK stamp duty or stamp duty reserve tax arising in respect of the transactions contemplated by this Agreement shall be payable by PubCo and PubCo shall be responsible for completing and submitting any relevant returns and other filings relating to UK stamp duty or stamp duty reserve tax to HMRC within the applicable time limits prescribed by law.

6.6 General Waiver and Release. Each Shareholder does hereby, on behalf of itself and its Affiliates, successors and assigns and any other Person or entity claiming by, through or under any of the foregoing (collectively, the “Releasing Parties”), effective as of, and contingent upon, the Closing, unconditionally and irrevocably release, waive and forever discharge the Company, PubCo, SPAC, each of their predecessors and successors and each of their respective past, present and future directors, officers, employees, agents, assigns, stockholders, partners, Subsidiaries and Affiliates (collectively, the “Company Parties”) from any and all claims, demands, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from such Releasing Party’s actual or purported ownership of Company Shares or Company Warrants or the Transactions including arising from such Shareholder’s status on or prior to the Closing of the Transactions as a stockholder, equity interest holder, investor, lender, debtor, representative or Affiliate of the Company, including, without limitation, in connection with the adoption by the board of directors of the Company and the shareholders thereof of the Merger Agreement (the “Released Claims”), provided in no event shall the Released Claims be deemed to include a release or discharge of (a) any of such Releasing Party’s rights expressly set forth in this Agreement, the Merger Agreement or the exhibits thereto, or the Transaction Agreements, (b) any rights to indemnification, exculpation, reimbursement, contribution, payment or advancement of expenses, or hold harmless and liability exculpation covenants, agreements and obligations of the Company or any of its Subsidiaries that such Shareholder may have as a director, officer or employee of the Company or any of its Subsidiaries, or any of their respective successors under or pursuant to (i) any contract of insurance covering directors and officers of the Company or its Subsidiaries prior to the Closing, or in the case of such Affiliate’s capacity as a director or officer of the Company or its Subsidiaries prior to the Closing, under the indemnification provisions of the Company (or any such Subsidiary’s) certificate of incorporation or bylaws, (ii) under applicable Law or (iii) as otherwise set forth in the Merger Agreement, or (c) any rights to receive unpaid compensation or benefits as an employee of any Company Party. Each Shareholder represents and warrants that (x) there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein, (y) such Shareholder has not transferred or otherwise alienated any such claims or causes of action, and (z) such Shareholder is fully authorized and entitled to give the releases specified herein.

6.7 Effectiveness; Termination. This Agreement shall have effect from the date first written above and shall terminate upon the earliest of (i) the Closing (provided, however, that upon such termination, each of Sections 3.4, 3.5 and 4 shall survive in accordance with its terms, and this Section 6 shall survive indefinitely) and (ii) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

6.8 Further Assurances. Each Shareholder shall, from time to time, (a) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (b) refrain from exercising any right under the Company’s organizational documents or Law which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of any Transaction.

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6.9 Adjustment of Schedule 1. If any Shareholder has reason to believe that its record or beneficial ownership of Subject Shares differs from the number of Company Shares and Company Warrants set forth on Schedule 1, such Shareholder shall promptly notify PubCo and the Company, and Schedule 1 shall be updated to reflect the same. Each Party acknowledges and agrees that, at any time prior to the Closing, the Company may equitably adjust the figures in Schedule 1 either upward or downward to correct any manifest error or account for certain issuances and conversions of Company equity securities in accordance with the Merger Agreement; provided that the Company provides notice of such adjustments and a copy of the adjusted schedule to each affected Shareholder in advance of the Closing. For the avoidance of doubt, no such adjustment pursuant to this Section 6.9 shall increase the Closing Transaction Consideration, as adjusted in accordance with the terms thereof.

6.10 Shareholder Parties. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company, and not in any other capacity. No Shareholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement hereunder by any other Shareholder that is also a Party and each Shareholder shall solely be required to perform its obligations hereunder in its individual capacity. Holders of Company Shares may join this Agreement as Shareholders by delivery of a counterpart signature page hereto to both PubCo and the Company, upon which joinder (a) Schedule 1 shall be updated accordingly and (b) such holder of Company Shares shall thereafter be bound by all obligations of a Shareholder hereunder.

6.11 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered to PubCo or the Company in accordance with Section 12.02 of the Merger Agreement and to each Shareholder at its address set forth on its respective signature page to this Agreement (or at such other address for a party as shall be specified by like notice).

6.12 Miscellaneous. The provisions of Section 9.07 and Article XII of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first indicated above.

SHAREHOLDER:	Address for Notices:
(if an entity)

Entity Name:

By:
Name:
Title:

SHAREHOLDER:	Address for Notices:
(if an individual)

Name:

[Signature Page to Investor Exchange and Support Agreement]

ZAPP ELECTRIC VEHICLES GROUP LIMITED	Address for Notices:

By:
Name:
Title:

[Signature Page to Investor Exchange and Support Agreement]

ZAPP ELECTRIC VEHICLES LIMITED	Address for Notices:

By:
Name:
Title:

[Signature Page to Investor Exchange and Support Agreement]

SCHEDULE 1

INVESTOR SHAREHOLDERS AND SECURITIES

(see attached)

Schedule 1 to Investor Exchange and Support Agreement

EXHIBIT A

FORM OF STF

(see attached)

Exhibit A to Investor Exchange and Support Agreement

Exhibit 10.2

Execution version

MANAGEMENT EXCHANGE AND SUPPORT AGREEMENT

This MANAGEMENT EXCHANGE AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of November     , 2022, by and among Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“PubCo”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (the “Company”) and the Persons listed on Schedule A to this Agreement (each, a “Shareholder” and the Shareholders together with PubCo and the Company, the “Parties”).

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole legal and beneficial owner of such number of fully-paid ordinary shares of GBP 0.00001 each in the Company (“Company Shares”) set forth opposite such Shareholder’s name on Schedule A under the heading “Company Shares”; and

WHEREAS, PubCo, the Company, CIIG Capital Partners II, Inc., a Delaware corporation (“SPAC”) and Zapp Electric Vehicles, Inc. are entering into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of November     , 2022, providing for, inter alia, each Shareholder’s transfer of its respective Company Shares to PubCo in exchange for newly issued ordinary shares, with $0.0001 par value per share, of PubCo (“PubCo Shares”) on the terms and subject to the conditions of this Agreement;

NOW THEREFORE, intending to be legally bound, as a condition and inducement to the entry into and performance of the Merger Agreement, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the Parties hereby agree as follows:

1. DEFINITIONS; INTERPRETATION

Unless otherwise expressly indicated, capitalized terms used but not defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement, and this Agreement shall be interpreted and applied in accordance with the rules of construction applicable to the Merger Agreement, mutatis mutandis.

2. SHARE EXCHANGE

2.1 Acquisition. On the Closing Date (and immediately prior to the Effective Time), and upon the terms and conditions of this Agreement and the Merger Agreement, the Shareholders shall sell and transfer to PubCo, and PubCo shall purchase from the Shareholders, all of the legal and beneficial title to the Company Shares set out in Schedule A with full title guarantee, free from all Liens and together with all rights attaching to the Company Shares at the Closing (which for the avoidance of doubt, shall be immediately prior to the Effective Time of the Merger).

2.2 Initial Consideration. Subject to Section 2.4, the aggregate consideration to be paid to each Shareholder in respect of the transfer of its Company Shares to PubCo at the Closing shall be the due issuance and allotment to such Shareholder of that number of PubCo Shares, credited as fully paid, set out opposite such Shareholder’s name on Schedule A under the heading “PubCo Shares”.

2.3 Exchange Deliveries. At the Closing, each Shareholder shall deliver or procure the delivery to PubCo of:

(a) a duly executed stock transfer form in the form attached hereto as Exhibit A in respect of its Company Shares to effect the transfer of its Company Shares to PubCo (a “STF”); and

(b) any and all share certificates representing its Company Shares;

and the Company shall deliver to PubCo a copy of the executed resolution of the Company board of directors approving (x) the form of the STF and the transfer of the Company Shares to PubCo, (y) PubCo’s entry in the register of members as the sole holder of all such Shareholder’s Company Shares (subject to the completion of any applicable UK stamp duty formalities), and (z) the necessary filings and notifications in connection with the aforementioned matters. In the event that a Shareholder does not deliver share certificates in respect of its Company Shares to PubCo in accordance with this Section 2.3, if and to the extent a share certificate has previously been issued by the Company, such Shareholder severally agrees to indemnify PubCo (to the extent permitted by law) and the Company from and against all claims, actions, proceedings and demands which may be brought against PubCo and the Company and all losses, liabilities, charges, costs, damages and expenses which PubCo or the Company may suffer or reasonably incur, in each case as a result of allowing the registration of the transfer of all or any part of such Shareholder’s Company Shares without the production of the original share certificates.

2.4 Earnout.

(a) A Shareholder’s right to receive Earnout Shares pursuant to this Section 2.4, if any, is subject to the closing price of PubCo Shares equaling or exceeding, for any 20 trading days during a 30 consecutive trading day period, (i) $12.00 per share (the “First Earnout Condition”), (ii) $14.00 per share (the “Second Earnout Condition”) or (iii) $16.00 per share (the “Third Earnout Condition”; and each of the First, Second and Third Earnout Conditions an “Earnout Condition”), as applicable, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations.

(b) As additional consideration for the transfer of Company Shares to PubCo pursuant to this Section 2, as promptly as reasonably practicable (but in any event, within ten Business Days) after the satisfaction of an Earnout Condition, PubCo shall issue and allot or cause to be issued and allotted to each applicable Shareholder the applicable Earnout Shares.

(c) In the event that an Earnout Condition is not satisfied prior to the fifth anniversary of the Closing, the contingent right and entitlement of such Shareholders to the applicable Earnout Shares shall be forfeited and cease to exist.

(d) Any issuance of Earnout Shares shall be treated as an adjustment to the consideration paid at the Closing, except to the extent otherwise required by Law, and an amount equal to the aggregate par value of the Earnout Shares so issued will be credited to the capital account of PubCo.

(e) To the extent that, prior to the fifth anniversary of the Closing, there is a bona fide third party transaction that results in PubCo Shares being converted into the right to receive cash or other consideration having a per share value (as adjusted for share splits, share dividends, reorganizations and recapitalisations, and in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the board of directors of PubCo in good faith) (i) equal to or in excess of any Earnout Condition that has not yet been satisfied, then the applicable Earnout Shares shall be issued to the relevant Shareholders effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that the recipients of such Earnout Shares shall receive such Earnout Shares, and all proceeds thereof, in connection with such transaction, and (ii) less than any Earnout Condition that has not yet been satisfied, then the contingent right and entitlement of such Shareholders to the applicable Earnout Shares shall be forfeited and cease to exist.

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(f) “Earnout Shares” means, as to a given Shareholder, the number of PubCo Shares set forth opposite such Shareholder’s name on Schedule A under the headings (i) “First Earnout”, with respect to the First Earnout Condition, (ii) “Second Earnout”, with respect to the Second Earnout Condition, and (iii) “Third Earnout”, with respect to the Third Earnout Condition, if any, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations.

3. PRE-CLOSING MATTERS

Each Shareholder, severally and not jointly, hereby covenants and irrevocably undertakes to PubCo during the term of this Agreement as follows:

3.1 Subject Shares. As to a Shareholder, the term “Subject Shares” means its respective Company Shares and any other equity securities of the Company or any successor thereto by whatever name called, now owned or subsequently acquired by such Shareholder from time to time, howsoever acquired, or as to which such Shareholder has any right or power to vote or direct, cause or control the voting.

3.2 Consent. Such Shareholder unconditionally and irrevocably agrees that, during the period from the date hereof through the date on which this Agreement terminates in accordance with Section 6.7 (the “Expiration Time”), at any duly called meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the Transactions, such Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares in favor of the Closing, the Company Exchange and the other Transactions, in each case as may be required to approve, implement and give effect to the Transactions at the Closing in accordance with the Merger Agreement.

3.3 Additional Purchases. Each Shareholder agrees that any Subject Shares that it purchases or otherwise hereinafter acquires or with respect to which it otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Subject Shares set forth on Schedule A attached hereto.

3.4 Waiver. Such Shareholder shall not apply to any Governmental Authority claiming that any Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any Person, or commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement or the Merger Agreement or alleging any breach of any Law or duty in connection with the Transactions. Such Shareholder hereby waives any and all pre-emption rights, rights of first refusal, tag along, drag along and other rights which may have been conferred on it under the Company’s organizational documents, Law or otherwise as may affect the Transactions (other than its rights pursuant to this Agreement).

3.5 Power of Attorney. Such Shareholder hereby irrevocably and unconditionally grants to, and appoints the Company and any individual designated in writing by the Company, and each of them individually, as such Shareholder’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote such Shareholder’s Subject Shares, grant a written consent or approval in respect of such Subject Shares, and agree or amend the form, terms and conditions of, certify and execute, deliver, take, perform, waive and terminate on each such Shareholder’s behalf and in the name of such Shareholder, all deeds, instruments, agreements, documents, steps or actions necessary or desirable for giving effect to

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Sections 2, 3 or 6 of this Agreement or the Transactions pursuant to the Merger Agreement. Such Shareholder acknowledges that the Merger Agreement is being made in reliance upon its grant of such irrevocable power of attorney, and that such irrevocable power of attorney is given in connection with the Merger Agreement to secure the performance by such Shareholder under this Agreement, and is coupled with a proprietary interest and may not be revoked under any circumstances. Such Shareholder hereby ratifies and confirms all that the attorney and proxy may lawfully do or cause to be done by virtue hereof. This power of attorney shall terminate immediately upon the earlier of (i) when the PubCo is entered in the register of members of the Company as the holder of the Subject Shares; or (ii) the Expiration Time.

3.6 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Merger Agreement, from the date hereof and until the Expiration Time, such Shareholder shall not, directly or indirectly:

(a) sell, transfer, tender, grant, lend, mortgage, pledge, charge, assign, sell options in respect of, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares (or any interest therein or in respect thereto) or any other securities exchangeable for or convertible into, or substantially similar to, Subject Shares to any person or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing;

(b) grant or suffer to exist any proxies or enter or suffer to exist any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into or suffer to exist any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder;

(d) commit, agree or publicly announce any intention to take any of the foregoing actions.

Any action attempted to be taken in violation of the preceding sentence shall be null and void.

4. POST-CLOSING LOCK-UP

4.1 Definitions. As used in this Section 4:

(a) “affiliate” has the meaning set forth in Rule 405 under the Securities Act.

(b) “Applicable Period” means the period commencing on the Closing Date and ending:

(i) with respect to the Lock-Up Securities listed on Schedule A under the heading “First Release”, on the date falling 360 days after the Closing;

(ii) with respect to the Lock-Up Securities listed on Schedule A under the heading “Second Release”, on the date falling 540 days after the Closing; and

(iii) with respect to the Lock-Up Securities listed on Schedule A under the heading “Third Release”, on the date falling 720 days after the Closing;

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(in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalisations) or, if earlier, the date on which PubCo completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property following the Closing.

(c) “Immediate Family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

(d) “Lock-Up Securities” means, as to a Shareholder during the Applicable Period, 80% of the PubCo Shares or other Equity Securities of PubCo held by a Shareholder (or which a Shareholder is entitled to receive by virtue of the Transactions) immediately after the Closing and shall include any other Equity Security of PubCo issued or issuable to a Shareholder with respect to any securities referenced above by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Each Shareholder’s anticipated total number of Lock-Up Securities is listed opposite such Shareholder’s name on Schedule A under the heading “Lock-Up Securities”.

(e) “Lock-Up Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Lock-Up Security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Security, whether or not any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4.2 Post-Closing Lock-Up. Subject to the consummation of the Closing, each Shareholder covenants and agrees that it shall not, during the Applicable Period, without the prior written consent of the board of directors of PubCo, effect, undertake, enter into or publicly announce any Lock-Up Transfer of any applicable Lock-Up Security. For avoidance of doubt, each Shareholder shall retain all of its rights as a shareholder of PubCo with respect to all Lock-Up Securities during the Applicable Period, including the right to vote any Lock-Up Securities that are entitled to vote and the right to receive any dividends or distributions in respect of such Lock-Up Securities.

4.3 Authorization. Each Shareholder hereby: (a) authorizes PubCo to cause its transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, applicable Lock-Up Securities for which such Shareholder is the record holder; and (b) in the case of Lock-Up Securities for which such Shareholder is the beneficial but not the record holder, agrees to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Lock-Up Securities; in each case, if and to the extent such transfer would constitute a Lock-Up Transfer in breach of this Agreement. PubCo agrees to instruct its transfer agent to remove any stop transfer restrictions on the share register and other records related to applicable Lock-Up Securities within three Business Days of a request by a Shareholder after expiration of the Applicable Period.

4.4 Legend. During the Applicable Period, each certificate, if any, evidencing applicable Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A MANAGEMENT EXCHANGE AND SUPPORT AGREEMENT, DATED AS OF [ ], 2022, BY AND AMONG ZAPP ELECTRIC VEHICLES GROUP LIMITED (“ISSUER”), THE HOLDER NAMED THEREIN AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

4.5 Lock-Up Exceptions. The provisions of Section 4.2 shall not apply to:

(a) Lock-Up Transfers to a partnership, limited liability company or other entity of which such Shareholder is the legal and beneficial owner of all of the outstanding Equity Securities;

(b) if such Shareholder is a natural person, Lock-Up Transfers (i) by bona fide gift to any member of such Shareholder’s Immediate Family, (ii) to a family trust, established for the exclusive benefit of such Shareholder or any of their Immediate Family for estate planning purposes, (iii) by virtue of laws of descent and distribution upon death of such Shareholder or (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(c) Lock-Up Transfers of PubCo Shares acquired in open market transactions after the Closing;

(d) the exercise of share options or warrants to purchase PubCo Shares and any related transfer of PubCo Shares to PubCo in connection therewith (i) deemed to occur upon the “cashless” or “net” exercise of any such options or warrants or (ii) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all PubCo Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Section 4 during the Applicable Period;

(e) the entry, at any time after the Closing, into any trading plan meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of PubCo Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period;

(f) Lock-Up Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of holders having the right to exchange their PubCo Shares for cash, securities or other property;

(g) in the case of an entity, a Lock-Up Transfer (i) to another entity that is an affiliate of such Shareholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Shareholder or affiliates of such Lock-Up Shareholder or who shares a common investment advisor with such Lock-Up Shareholder or (ii) as part of a distribution to members, partners or shareholders of such Lock-Up Shareholder;

(h) in the case of an entity, Lock-Up Transfers by virtue of the Laws of the jurisdiction of the entity’s organization and the entity’s Organizational Documents upon dissolution of the entity; and

provided, however, that in the case of clauses (a), (b) and (g), prior to such Lock-Up Transfer, these permitted transferees shall have entered into a written agreement, in substantially the same form of this Section 4, agreeing to be bound by these Lock-Up Transfer restrictions.

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4.6 Effect of Section 4. If any Lock-Up Transfer is made or attempted contrary to the provisions of this Section 4, such purported Lock-Up Transfer shall be null and void ab initio.

5. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder, severally and not jointly, hereby represents and warrants to PubCo and the Company as of the date of this Agreement as follows:

5.1 Organization. If such Shareholder is not a natural person, such Shareholder has been duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, has the requisite corporate power and authority to conduct its business as it is now being conducted, and is in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of organization), except where the failure to be so would not reasonably be expected to prevent or materially adversely affect the ability of such Shareholder to consummate the transactions contemplated by this Agreement.

5.2 Authorization.

(a) Such Shareholder has full legal capacity, right and authority to execute, deliver and perform its obligations under this Agreement. If such Shareholder is not a natural person, it has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the same have been duly, fully and validly authorized and approved by such Shareholder in accordance with its respective organizational documents.

(b) This Agreement has been duly and validly executed and delivered by such Shareholder, and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject only to the Enforceability Exceptions.

5.3 No Conflict. None of the execution, delivery or performance of this Agreement by such Shareholder or the consummation of the Transactions does or shall violate or conflict with, require any consent, waiver, exemption or further approval under, or result in any breach, default, acceleration, termination, Lien or cancellation under, any organizational document, Law, Governmental Order or Contract binding upon such Shareholder.

5.4 Company Shares. Such Shareholder is the sole legal and beneficial owner of the Company Shares set forth opposite such Shareholder’s name on Schedule A, and has the sole right to vote such Company Shares. Such Company Shares are owned free and clear of all Liens, and such Shareholder does not own legally or beneficially any other Company Shares. Schedule B sets out a true, complete and accurate table showing the entire issued share capital of the Company and the holders thereof as of the date of this Agreement.

5.5 Information; Merger Agreement. Such Shareholder is a sophisticated investor, has adequate information to make an informed decision regarding this Agreement and the Transactions and (independently and without reliance on any other Party or any representation and warranty not expressly set forth in a Transaction Agreement) made its own analysis and decision to enter into this Agreement. Such Shareholder received a copy of the substantially finalized Merger Agreement on     , 2022, is familiar with the provisions of the Merger Agreement, has consented to (and hereby consents to) the Company’s entry into the Merger Agreement, and understands and acknowledges that the Merger Agreement is being made in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

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5.6 Restricted Securities. Such Shareholder understands that the PubCo Shares that it may receive in connection with the Transactions may be “restricted securities” under applicable U.S. federal and state securities laws and, if such Shareholder is an affiliate of PubCo, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, such Shareholder must hold such PubCo Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

5.7 No Inconsistent Agreement. As of the date hereof, such Shareholder (a) has not entered into any voting agreement, voting trust or similar agreement (other than this Agreement) with respect to any of the Subject Shares indicated on Schedule A hereto, (b) has not granted a proxy, consent or power of attorney with respect to any such Subject Shares, and (c) has not taken any action that would reasonably be expected to constitute a breach hereof, make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling it from performing any of its obligations under this Agreement.

5.8 Accredited Investor; Sophisticated Investor. Such Shareholder is: (i) an “accredited investor” as such term is defined in Regulation D under the Securities Act; and/or (ii) not a “U.S. Person” as defined in Rule 902 of Regulation S of the Securities Act. Such Shareholder is a sophisticated investor, able to fend for itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated by the Merger Agreement. Such Shareholder has a substantive preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables such Shareholder to be aware of the character, business acumen and financial circumstances of such persons.

5.9 Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of such Shareholder, threatened against such Shareholder, before any Governmental Authority that would prevent, impair or delay such Shareholder from performing their obligations hereunder.

6. OTHER AGREEMENTS

6.1 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Share or Earnout Share shall be issued by virtue of this Agreement. Each Person who would otherwise be entitled to a fraction of a PubCo Share or Earnout Share (after aggregating all fractional PubCo Shares or Earnout Shares, as applicable, that would otherwise be received by such Person) shall instead have the number of PubCo Shares or Earnout Shares, respectively, issued to such Person rounded down in the aggregate to the nearest whole PubCo Share or Earnout Share, respectively.

6.2	Disclosure.

(a) Each Shareholder shall be bound by and comply with Section 9.06 (Confidentiality; Publicity) of the Merger Agreement (including any relevant defined terms used in such provisions) as if such Shareholder was an original signatory to the Merger Agreement with respect to such provisions.

(b) Each Shareholder hereby authorizes PubCo and the Company to publish and disclose in any announcement or disclosure required by the SEC or pursuant to any applicable Law such Shareholder’s identity and ownership of Subject Shares and Lock-Up Securities, the nature of such Shareholder’s obligations under this Agreement and (if deemed appropriate by PubCo and the Company) a copy of this Agreement. Each Shareholder shall promptly provide any information reasonably requested by PubCo, the Company and SPAC for any regulatory application or filing made or approval sought in connection with the Transactions.

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6.3 Resale F-1 Shelf Registration. Each Shareholder acknowledges that PubCo intends to use its reasonable efforts to file within 45 calendar days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement on Form F-1 (the “F-1 Registration Statement”) registering the resale of such Shareholder’s PubCo Shares on a delayed or continuous basis, provided, however, that PubCo’s obligations to include such shares in the F-1 Registration Statement are contingent upon each Shareholder furnishing in writing to PubCo such information regarding such Shareholder, the PubCo Shares beneficially owned by such Shareholder and the intended method of disposition of the PubCo Shares as shall be reasonably requested by PubCo to effect the registration of the PubCo Shares, and such Shareholder shall execute such documents in connection with such registration as PubCo may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that PubCo shall be entitled to postpone and suspend the effectiveness or use of the registration statement as permitted hereunder.

6.4 UK Employee Taxation. The following provisions shall apply to any Shareholder that is a UK tax resident individual or who is subject to UK income tax on all or a proportion of their employment income and who is, was or will be an employee or director of PubCo, the Company or any of their subsidiaries (a “UK Shareholder”):

(a)

Each UK Shareholder shall and PubCo shall (or shall procure that the Company or its subsidiary, as applicable) enter into an election pursuant ITEPA in the form prescribed by HMRC in relation to any PubCo Shares subscribed for or acquired by that Shareholder. Such election shall be made no later than 14 days after the subscription or acquisition of such Shareholder’s PubCo Shares or such shorter or longer period as may be required by law or as HMRC may direct.

(b)

Each UK Shareholder shall provide to the PubCo such information as it (or its subsidiaries) shall require for the purpose of fulfilling its obligations as a responsible person within the meaning of Section 421L of ITEPA.

(c)

In the event that PubCo, the Company or any of their subsidiaries or affiliates is obliged to account to any tax authority in respect of income tax and/or employee national insurance contributions (or any equivalent or replacement tax, charge or levy in any jurisdiction) and/or related interest, penalties, fines, costs and expenses (together “employee related tax liability”) as a result of or in respect of:

(i)	the subscription for or acquisition of a UK Shareholder’s PubCo Shares;

(ii)	the entering into of the election referred to in Section 6.4(a);

(iii)	the transfer of PubCo Shares by a UK Shareholder; or

(iv)	any action, event or thing done following the subscription or acquisition of UK Shareholder’s PubCo Shares which gives rise to an employee related tax liability,

then (except to the extent that such employee related tax liability may not lawfully be demanded) the UK Shareholder concerned shall be liable on demand by PubCo or the Company, without right of reimbursement, to make payment to PubCo (or any subsidiary as PubCo directs) of such amount as on an after tax basis will meet the employee related tax liability concerned and PubCo shall have a lien, as security for any such amount payable, over the shares concerned and over any proceeds of sale or other disposal thereof and (without limitation to the foregoing) each UK Shareholder hereby irrevocably agrees that PubCo, the Company or any relevant subsidiary may recover the employee related tax liability via deductions from salary or any bonuses or other amounts otherwise payable to the UK Shareholder for any relevant period.

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6.5 UK Stamp Duty. Any UK stamp duty or stamp duty reserve tax arising in respect of the transactions contemplated by this Agreement shall be payable by PubCo and PubCo shall be responsible for completing and submitting any relevant returns and other filings relating to UK stamp duty or stamp duty reserve tax to HMRC within the applicable time limits prescribed by law.

6.6 General Waiver and Release. Each Shareholder does hereby, on behalf of itself and its Affiliates, successors and assigns and any other Person or entity claiming by, through or under any of the foregoing (collectively, the “Releasing Parties”), effective as of, and contingent upon, the Closing, unconditionally and irrevocably release, waive and forever discharge the Company, PubCo, SPAC, each of their predecessors and successors and each of their respective past, present and future directors, officers, employees, agents, assigns, stockholders, partners, Subsidiaries and Affiliates (collectively, the “Company Parties”) from any and all claims, demands, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from such Releasing Party’s actual or purported ownership of Company Shares or the Transactions including arising from such Shareholder’s status on or prior to the Closing of the Transactions as a stockholder, equity interest holder, investor, lender, debtor, representative or Affiliate of the Company, including, without limitation, in connection with the adoption by the board of directors of the Company and the shareholders thereof of the Merger Agreement (the “Released Claims”), provided in no event shall the Released Claims be deemed to include a release or discharge of (a) any of such Releasing Party’s rights expressly set forth in this Agreement, the Merger Agreement or the exhibits thereto, or the Transaction Agreements, (b) any rights to indemnification, exculpation, reimbursement, contribution, payment or advancement of expenses, or hold harmless and liability exculpation covenants, agreements and obligations of the Company or any of its Subsidiaries that such Shareholder may have as a director, officer or employee of the Company or any of its Subsidiaries, or any of their respective successors under or pursuant to (i) any contract of insurance covering directors and officers of the Company or its Subsidiaries prior to the Closing, or in the case of such Affiliate’s capacity as a director or officer of the Company or its Subsidiaries prior to the Closing, under the indemnification provisions of the Company (or any such Subsidiary’s) certificate of incorporation or bylaws, (ii) under applicable Law or (iii) as otherwise set forth in the Merger Agreement, or (c) any rights to receive unpaid compensation or benefits as an employee of any Company Party. Each Shareholder represents and warrants that (x) there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein, (y) such Shareholder has not transferred or otherwise alienated any such claims or causes of action, and (z) such Shareholder is fully authorized and entitled to give the releases specified herein.

6.7 Effectiveness; Termination. This Agreement shall have effect from the date first written above and shall terminate upon the earliest of (i) the Closing (provided, however, that upon such termination, each of Sections 3.4, 3.5 and 4 shall survive in accordance with its terms, and this Section 6 shall survive indefinitely) and (ii) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

6.8 Further Assurances. Each Shareholder shall, from time to time, (a) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (b) refrain from exercising any right under the Company’s organizational documents or Law which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of any Transaction.

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6.9 Adjustment of Schedule A. If any Shareholder has reason to believe that its record or beneficial ownership of Subject Shares differs from the number of Company Shares set forth on Schedule A, such Shareholder shall promptly notify PubCo and the Company, and Schedule A shall be updated to reflect the same. Each Party acknowledges and agrees that, at any time prior to the Closing, the Company may equitably adjust the figures in Schedule A either upward or downward to correct any manifest error or account for certain issuances and conversions of Company equity securities in accordance with the Merger Agreement; provided that the Company provides notice of such adjustments and a copy of the adjusted schedule to each affected Shareholder in advance of the Closing. For the avoidance of doubt, no such adjustment pursuant to this Section 6.9 shall increase the Closing Transaction Consideration, as adjusted in accordance with the terms thereof.

6.10 Shareholder Parties. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company, and not in any other capacity. No Shareholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement hereunder by any other Shareholder that is also a Party and each Shareholder shall solely be required to perform its obligations hereunder in its individual capacity.

6.11 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered to PubCo or the Company in accordance with Section 12.02 of the Merger Agreement and to each Shareholder at its address set forth on its respective signature page to this Agreement (or at such other address for a party as shall be specified by like notice).

6.12 Miscellaneous. The provisions of Section 9.07 and Article XII of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first indicated above.

SHAREHOLDER:	Address for Notices:
(if an entity)

Entity Name:

By:
Name:
Title:

SHAREHOLDER:	Address for Notices:
(if an individual)

Name:

[Signature Page to Management Exchange and Support Agreement]

ZAPP ELECTRIC VEHICLES GROUP LIMITED                                 Address for Notices:

By:
Name:
Title:

[Signature Page to Management Exchange and Support Agreement]

ZAPP ELECTRIC VEHICLES LIMITED                                                  Address for Notices:

By:
Name:
Title:

[Signature Page to Management Exchange and Support Agreement]

SCHEDULE A

MANAGEMENT SHAREHOLDERS AND SECURITIES

(see attached)

Schedule A to Management Exchange and Support Agreement

SCHEDULE B

COMPANY CAPITALIZATION TABLE

(see attached)

Schedule B to Management Exchange and Support Agreement

EXHIBIT A

FORM OF STF

(see attached)

Exhibit A to Management Exchange and Support Agreement

Exhibit 10.3

Execution Version

November 22, 2022

CIIG Capital Partners II, Inc.

40 West 57th Street

29th Floor

New York, New York 10019

Re: Initial Public Offering and Merger Agreement

Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in accordance with the Agreement and Plan of Merger (together with the exhibits and schedules thereto, as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) dated as of the date hereof, by and among CIIG Capital Partners II, Inc., a Delaware corporation (“SPAC”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales with registered number 10870546, and having its registered office at 5 Technology Park, Colindeep Lane, England, London NW9 6BX (the “Company”), Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”), and hereby amends and restates in its entirety that certain letter agreement, dated as of September 14, 2021 from CIIG Management II LLC (the “Sponsor”), and each of the undersigned Persons (each such other undersigned Person, an “Insider” and collectively, the “Insiders”; provided, that, the Anchor Investors shall not be considered Insiders pursuant to the terms of this Letter Agreement) to SPAC (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 10 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In order to induce SPAC, the Company, Pubco and Merger Sub to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor and each of the Insiders, hereby severally (and not jointly and severally) agrees with SPAC, and at all times prior to any valid termination of the Merger Agreement, the Company, Pubco and Merger Sub, as follows:

1. Approval of Transactions. The Sponsor and each Insider hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of SPAC (or any adjournment or postponement thereof), and in any action by written consent or approval of the stockholders of SPAC requested by the SPAC’s board of directors or to be undertaken as contemplated by or in connection with the Transactions, the Sponsor and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person, in writing or by proxy, all of its Shares (a) in favor of the adoption of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Merger Agreement, (c) in favor of any other proposals set forth in SPAC’s proxy statement to be filed by the SPAC with the U.S. Securities and Exchange Commission (the “Commission”) relating to the Transactions (including any proxy supplements thereto, the “Proxy Statement”), (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto, as set forth in the Proxy Statement, on the dates on which such meetings are held and (e) against the following actions or proposals: (1) any Business Combination Proposal or any other proposal in opposition to approval of the Merger Agreement or in competition with the Merger Agreement; and (2) (A) any change in the present capitalization of SPAC or any amendment of SPAC’s Charter (as defined below), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in SPAC’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor or such Insider under this Letter Agreement, and (D) any other action or proposal involving SPAC that is intended or would reasonably be expected to prevent, delay or impede the timely consummation of the Transactions and (ii) not to redeem, elect to redeem or tender or submit for redemption, or knowingly cause any other Person to do any such thing on its behalf, any Shares or other equity securities of SPAC owned by it in connection with such stockholder approval or proposed Business Combination, or in connection with any vote to amend SPAC’s Charter or otherwise in connection with the Transactions. Prior to any valid termination of the Merger Agreement, the Sponsor and each Insider shall be bound by and comply with Sections 9.06 (Exclusivity) and 9.08(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections), which Sections apply mutatis mutandis, as if such Person were a signatory to the Merger Agreement with respect to such provisions. The Sponsor additionally agrees to fund ordinary course working capital expenses of SPAC in the period prior to the Closing (or the earlier valid termination of the Merger Agreement.) The obligations of the Sponsor and the Insiders specified in this paragraph 1 shall apply whether or not the Transactions or any action described above is recommended by SPAC’s board of directors or any such recommendation changes while this Letter Agreement remains in force.

2. Inability to Timely Complete Business Combination.

(a) Agreement to Extend. The Sponsor and the Company shall discuss in good faith a mutually beneficial alternative arrangement to incentivize the Public Shareholders to extend the SPAC’s period of time to consummate a Business Combination. If, as of ten (10) Business Days prior the date that is 18 months from the closing of the Public Offering (as defined below), the Closing has not yet occurred, the Merger Agreement has not been duly terminated and the Sponsor and the Company shall not have otherwise mutually agreed in writing pursuant to the preceding sentence, to a mutually beneficial alternative arrangement, then the Sponsor shall duly request SPAC to, and SPAC shall (i) duly extend the SPAC’s period of time to consummate a Business Combination until the date falling 24 months from the closing of the Public Offering and (ii) comply with all requirements of the Charter (as defined below) and the trust agreement with respect to the Trust Account in connection therewith, including without limitation the requirement to deliver an extension letter and to deposit into the Trust Account $2,875,000 on or prior to the date of the deadline for such extension.

(b) Winding Up. The Sponsor and each Insider hereby agrees that in the event that the Company fails to consummate a Business Combination by the date that is 18 months from the closing of the Public Offering, or by such later date as may be extended in accordance with SPAC’s amended and restated certificate of incorporation, as it may be amended from time to time (the “Charter”), the Sponsor and each Insider shall take all reasonable steps to cause SPAC to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the Class A Common Stock sold as part of the Units in SPAC’s initial public offering (the “Public Offering”) (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below), including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of

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interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining stockholders and SPAC’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to SPAC’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. The Sponsor and each Insider agrees not to propose any amendment to the Charter that would modify the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC does not complete a Business Combination within such time set forth in the Charter or, with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless SPAC provides its Public Stockholders with the opportunity to redeem their shares of Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes, divided by the number of then outstanding Offering Shares.

(c) Waiver and Acknowledgement. The Sponsor and each Insider agrees and acknowledges that, with respect to the Founder Shares held by it, it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of SPAC as a result of any liquidation of SPAC. The Sponsor and each Insider hereby further waives, with respect to any shares of Class A Common Stock or other equity securities of SPAC held by it, any redemption rights, if any, it may have in connection with the consummation of a Business Combination or amendments to the Charter prior thereto, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or a stockholder vote to approve an amendment to the Charter to modify (i) (A) the substance or timing of SPAC’s obligation to redeem 100% of the Offering Shares if SPAC has not consummated a Business Combination within 18 months from the closing of the Public Offering or such later date as may be extended in accordance with the Charter by a deposit of proceeds of additional loans by the Sponsor into the Trust Account or (B) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity or (ii) in the context of a tender offer made by the Company to purchase shares of Class A Common Stock (although the Sponsor, the Insiders and their respective Affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if SPAC fails to consummate a Business Combination within the time period set forth in the Charter). The parties, representing in the aggregate a majority of the issued and outstanding Founder Shares, hereby further irrevocably and unconditionally waive any anti-dilution rights pursuant to the SPAC Organizational Documents, including Section 4.3(b)(ii) of the SPAC certificate of incorporation, and this waiver shall be deemed to be the written consent contemplated by Section 4.3(b)(iii) of the SPAC certificate of incorporation and Sponsor shall provide notice of this action taken by written consent to SPAC and to any holders of Founder Shares who have not consented to this waiver in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Founder Shares to take the action were delivered to SPAC in accordance with Section 4.3(b)(iii) of the SPAC certificate of incorporation; provided, that, the last sentence of this paragraph 2(c) shall be of no further force or effect following any valid termination of the Merger Agreement pursuant to the terms thereof.

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(d) Sponsor Indemnification of SPAC. In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any other shareholders, members or managers of the Sponsor or any other Insider) agrees to indemnify and hold harmless SPAC against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which SPAC may become subject as a result of any claim by (a) any third party (other than SPAC’s independent accountants) for services rendered or products sold to SPAC or (b) a prospective target business with which SPAC has entered into a letter of intent, confidentiality or other similar agreement for a Business Combination agreement (a “Target”); provided, however, that such indemnification of SPAC by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than the SPAC’s independent public accountants) or a Target do not reduce the amount of funds in the Trust Account to below (x) $10.15 per Offering Share or (y) such lesser amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party (including a Target) who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) and except as to any claims under the SPAC’s indemnity of UBS Securities LLC and Barclays Capital Inc., as representatives of the several underwriters (each, an “Underwriter” and collectively, the “Underwriters”) named in the underwriting agreement between SPAC and the Underwriters dated as of September 14, 2021, against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible to the extent of any liability for such third party claims. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to SPAC if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies SPAC in writing that it shall undertake such defense. For the avoidance of doubt, none of SPAC’s officers or directors will indemnify SPAC for claims by third parties, including without limitation claims by third party vendors and Targets.

3. Remedies. The Sponsor and each Insider hereby agrees and acknowledges that: (a) the Underwriters, SPAC, and, prior to any valid termination of the Merger Agreement, the Company, Pubco and Merger Sub, would be irreparably injured in the event of a breach by such Sponsor or an Insider of its obligations under this Letter Agreement (with respect to the Underwriters, only such provisions as were contained in the Prior Letter Agreement), (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

4. Transfers Restrictions.

(a) During the period commencing on the date hereof and ending on the earlier of (x) the valid termination of the Merger Agreement pursuant to the terms thereof or (y) the Closing, the Sponsor and each Insider shall not, without the prior written consent of SPAC, Transfer or (without limitation) grant any proxy over or enter into any voting agreement with respect to any Units, Shares, warrants to purchase shares of Class A Common Stock (“Warrants”) or any securities convertible into, or exercisable, or exchangeable for, shares of Class A Common Stock owned by it or commit, agree to or announce any intention to do any of the foregoing. In the event that (i) any shares of Class A Common Stock, Warrants or other equity securities of SPAC are issued to the Sponsor or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification,

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combination or exchange of Shares or Warrants, on or affecting the Shares or Warrants owned by the Sponsor or any Insider or otherwise, (ii) the Sponsor or any Insider purchases or otherwise acquires beneficial ownership of any Shares, Warrants or other equity securities of SPAC after the date hereof or (iii) the Sponsor or any Insider acquires the right to vote, direct the voting of or share in the voting of any Shares, Warrants or other equity securities of SPAC after the date hereof (such Shares, Warrants or other equity securities of SPAC described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Sponsor or any Insider shall be subject to the terms of this paragraph 4(a) and paragraph 1 hereof to the same extent as if they constituted the Shares or Warrants owned by the Sponsor or any Insider as of the date hereof.

(b) In the event that the Closing does not occur for any reason (including, without limitation, as a result of the valid termination of the Merger Agreement pursuant to the terms thereof), the Sponsor and each Insider agrees that it shall not Transfer any Founder Shares (or shares of Class A Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of SPAC’s initial Business Combination or (B) subsequent to the completion of SPAC’s initial Business Combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Company’s initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of SPAC’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property (the “Standalone Founder Shares Lock-up Period”).

(c) In the event that the Closing does occur, the Sponsor, the Anchor Investors and each Insider (each a “holder” for purposes of this paragraph 4) agrees that it shall not Transfer, or knowingly cause any other Person to Transfer, on its behalf, the Pubco Shares listed on Schedule 1 that it owns or otherwise has a beneficial interest in or controls as at the time immediately following the Closing and ending:

(i) with respect to the Pubco Shares listed on Schedule 1 under the heading “First Release”, upon Pubco issuing its first quarterly earnings release that occurs at least 60 days after the Closing;

(ii) with respect to the Pubco Shares listed on Schedule 1 under the heading “Second Release”, upon Pubco issuing its second such quarterly earnings release after the Closing; and

(iii) with respect to the Pubco Shares listed on Schedule 1 under the heading “Third Release”, upon Pubco issuing its third such quarterly earnings release after the Closing;

(in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalizations) or, if earlier, the date on which Pubco completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Pubco Shares for cash, securities or other property following the Closing (such periods, the “Merger Agreement Lock-Up Periods” and, together with the Standalone Founder Shares Lock-Up Period, the “Lock-Up Periods”).

(d) The provisions of paragraph 4(c) shall not apply to:

(i) Transfers to a partnership, limited liability company or other entity of which such holder is the legal and beneficial owner of all of the outstanding equity securities;

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(ii) if such holder is a natural person, Transfers (A) by bona fide gift to any member of such holders Immediate Family, (B) to a family trust, established for the exclusive benefit of such holders or any of their Immediate Family for estate planning purposes, (C) by virtue of laws of descent and distribution upon death of such holder or (D) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(iii) Transfers of Pubco Shares acquired in open market transactions after the Closing;

(iv) the entry, at any time after the Closing, into any trading plan meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of Pubco Shares during the Merger Agreement Lock-Up Periods and no public announcement or filing is voluntarily made or required regarding such plan during the Merger Agreement Lock-Up Periods;

(v) Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of holders having the right to exchange their Pubco Shares for cash, securities or other property;

(vi) in the case of an entity, a Transfer (i) to another entity that is an Affiliate of such holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such holder or affiliates of such holder or who shares a common investment advisor with such holder or (ii) as part of a distribution to members, partners or shareholders of such holder; and

(vii) in the case of an entity, Transfers by virtue of the Laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

provided, however, that in the case of clauses (i), (ii), (vi) and (vii), prior to such Transfer, these permitted transferees shall have entered into a written agreement, in substantially the same form of this paragraph 4, agreeing to be bound by the Merger Agreement Lock-Up Periods.

(e) Notwithstanding anything to the contrary in this Section 4, upon the valid termination of the Merger Agreement, the following Transfers of the Founder Shares and Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Founder Shares that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 4(d)), are permitted (i) to SPAC’s officers or directors, any affiliates or family members of any of SPAC’s officers or directors, any affiliates of the Sponsor or the Anchor Investors, any members of the Sponsor or the Anchor Investors, or any of their affiliates, officers, directors, direct and indirect equityholders; (ii) in the case of an individual, transfers by gift to a member of the individual’s Immediate Family, to a trust, the beneficiary of which is a member of the individual’s Immediate Family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, transfers pursuant to a qualified domestic relations order; (v) transfers by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (vi) transfers in the event of SPAC’s liquidation prior to the completion of an initial Business Combination;

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(vii) transfers by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (viii) in the case of the Anchor Investors, transfers to the Anchor Investors’ affiliates, or any investment fund or other entity controlled or managed by the Anchor Investors, or to any investment manager or investment advisor of the Anchor Investors or an affiliate of any such investment manager or investment advisor or (ix) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (viii) above; provided, however, that in the case of clauses (i) through (v) and (viii), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

(f) The shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the date the Private Placement Warrants are exercisable, so long as a registration statement covering such shares of Class A Common Stock is effective or an exemption from registration exists.

(g) Vesting Provisions. The Sponsor agrees that, as of the Closing, all of the Pubco Shares listed on Schedule 2 under the heading “Vesting Shares” shall be unvested and shall be subject to the vesting, forfeiture and dividend waiver provisions set forth in this paragraph 4(g). The Sponsor agrees that it shall not (and will cause its Affiliates not to) Transfer any unvested Pubco Shares prior to the later of (x) the expiration of the Merger Agreement Lock-up Period and (y) the date such Pubco Shares become vested pursuant to this paragraph 4(g). For the avoidance of doubt, it is acknowledged and agreed that any Pubco Shares that are not listed on Schedule 2 as being “Vesting Shares” shall not be subject to the provisions of this paragraph 4(g). If and to the extent requested by any Company Party prior to the Closing, the Sponsor, Insiders and Pubco shall discuss and work together in good faith and exercise their respective commercially reasonable efforts to implement an escrow arrangement or other reasonable arrangement to give effect to this paragraph 4(g) and implement and safeguard the rights and interests of Pubco in such Vested Shares.

(i) Vesting of Shares.

(1) 100% of the Pubco Shares owned by Sponsor as of the Closing and listed on Schedule 2 under the heading “Vesting Shares” shall vest at such time as the closing price of Pubco Shares equals or exceeds, for any 20 trading days during a 30 consecutive trading day period, $14.00 per share, equitably adjusted for share splits, share dividends, reorganizations and recapitalizations.

(2) Pubco Shares listed on Schedule 2 under the heading “Vesting Shares” that do not vest in accordance with this paragraph 4(g)(i) on or before the date that is five years after the Closing Date will be forfeited immediately following the five-year anniversary of the Closing Date. In connection with such forfeiture, Sponsor shall promptly, at Pubco’s election, irrevocably surrender or transfer all applicable Vesting Shares for nil consideration to Pubco (or to a trust or other third party designated by Pubco) for the purposes of Pubco equity compensation arrangements.

(ii) Acceleration of Vesting upon a Sale. To the extent that, prior to the fifth anniversary of the Closing, there is a bona fide third party transaction that results in the Pubco Shares being converted into the right to receive cash or other consideration having a per share value (as adjusted for share splits, share dividends, reorganizations and recapitalizations, and in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the board of directors of Pubco in good faith) equal to or in excess of $14.00, then the Pubco Shares shall vest as of immediately prior to the consummation of such transaction, or otherwise treated as so vested in connection therewith, so as to ensure that the recipients of such of the Pubco Shares listed on Schedule 2 under the heading “Vesting Shares” shall receive all proceeds thereof, in connection with such transaction.

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(iii) Voting. Holders of Pubco Shares subject to the restrictions of paragraph 4(g)(i) shall be entitled to vote such Pubco Shares and receive dividends and other distributions with respect to such Pubco Shares prior to vesting; provided that dividends and other distributions with respect to Pubco Shares that are subject to vesting pursuant to paragraph 4(g)(i) shall be set aside by Pubco and shall only be paid to such holders upon the vesting of such Pubco Shares and the holders of such Pubco Shares hereby irrevocably waive their right and entitlement to receive dividends and other distributions with respect to such Pubco Shares except in accordance with this paragraph 4(g)(iii); for the avoidance of doubt, (i) such dividends and other distributions shall be paid only on the portion of the unvested Pubco Shares that vest and (ii) if any dividends or other distributions with respect to Pubco Shares that are subject to vesting pursuant to paragraph 4(g)(i) are set aside and such Pubco Shares are subsequently forfeited and surrendered, such set aside dividends or distributions shall become the property of Pubco and the holder of such Pubco Shares will be deemed to have irrevocably waived all rights and entitlement to dividends and other distributions declared and paid on such Pubco Shares from the date of issue of such Pubco Shares until the date of their forfeiture and surrender; provided, further, that (x) the amount of any dividends and other distributions with respect to the unvested Pubco Shares and set aside by Pubco pursuant to this paragraph 4(g)(iii) shall not be reported as taxable income (on IRS Form 1099 or otherwise) to the holders of Pubco Shares unless and until such dividends are paid in cash or in kind (which, for the avoidance of doubt, for purposes of this Letter Agreement, shall not include any transaction subject to paragraph 7(j) hereof), as the case may be and (ii) the parties to this Letter Agreement shall not take any position inconsistent with such reporting except to the extent otherwise required by a “determination” as defined in Section 1313 of the Code. References in this paragraph 4(g)(iii) to the Code shall include references to any similar or analogous provisions of state or local law.

(h) Each holder acknowledges and agrees that each certificate evidencing any securities subject to restrictions on Transfer pursuant to this paragraph 4 shall, during the applicable period of such restrictions, be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LETTER AGREEMENT, DATED AS OF NOVEMBER 22, 2022, BY AND AMONG CIIG CAPITAL PARTNERS II, INC., CIIG MANAGEMENT II LLC AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(i) Any action attempted to be taken in violation of this paragraph 4 shall be null and void.

5. Representations, Warranties and Confirmations.

(a) The Sponsor and each Insider represents and warrants that it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider represents that such Insider’s biographical information furnished to SPAC (including any such information included in the Prospectus) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. The Sponsor and each Insider’s questionnaire furnished to SPAC is true and accurate in all respects. The Sponsor and each Insider represents and warrants that: it is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it has never been convicted of, or pleaded guilty to, any crime (a) involving fraud, (b) relating to any financial transaction or handling of funds of another person, or (c) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

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(b) Except as disclosed on Schedule 6.08 (Brokers’ Fees) of the Merger Agreement, neither the Sponsor nor any Insider nor any Affiliate of the Sponsor or any Insider, nor any director or officer of SPAC, shall receive from SPAC any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of SPAC’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: repayment of a loan and advances up to an aggregate of $300,000 made to SPAC by the Sponsor; payment to the Sponsor for office space, utilities and secretarial and administrative support for a total of $10,000 per month; reimbursement for any out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination; repayment of loans made by the Sponsor (or its designees) to extend SPAC’s existence from 18 months to 24 months, if any, as described in the Charter, provided, that, if SPAC does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by SPAC to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment and further provided that such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender, which warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period; and repayment of loans, if any, and on such terms as to be determined by SPAC from time to time, made by the Sponsor or any of the SPAC’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that, if SPAC does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by SPAC to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

(c) The Sponsor and each Insider has full legal capacity, right power and organizational authority, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement) or any documents pursuant to which it is organized, to enter into and perform its obligations under this Letter Agreement.

6. Certain Definitions. As used herein, the following terms shall have the respective meanings set forth below:

“Affiliate” shall mean, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Anchor Investors” shall mean each of BlackRock Credit Alpha Master Fund L.P. and HC NCBR Fund;

“Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving SPAC and one or more businesses;

“Class A Common Stock” shall mean the Class A common stock of SPAC, par value $0.0001 per share;

“Founder Shares” shall mean the 7,187,500 shares of SPAC’s Class B common stock, par value $0.0001 per share, held by the Sponsor;

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“Governmental Authority” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal;

“Governmental Order” shall mean any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority;

“Immediate Family” shall mean, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons;

“Law” shall mean any statute, law, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority;

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind;

“Private Placement Warrants” shall mean the warrants to purchase up to an aggregate 12,062,500 shares of Class A Common Stock held by the Sponsor and the Anchor Investors;

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind;

“Pubco Shares” shall mean the ordinary shares, with $0.0001 par value per share, of Pubco.

“Public Stockholders” shall mean the holders of securities issued in the Public Offering;

“Shares” shall mean, collectively, the Class A Common Stock and the Founder Shares;

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b);

“Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Public Offering and the sale of the Private Placement Warrants (and, if applicable, any extension loans, as described in the Charter) shall be deposited; and

“Units” shall have the meaning given in the Prior Letter Agreement.

10

7. Other Agreements.

(a) This Letter Agreement and the other agreements referred to herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, the Prior Letter Agreement. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto, the Company, Pubco and Merger Sub, it being acknowledged and agreed that the Company’s, Pubco’s and Merger Sub’s execution of an instrument will not be required after any valid termination of the Merger Agreement prior to the Closing thereunder.

(b) Except as otherwise provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties, the Company, Pubco and Merger Sub (except that, following any valid termination of the Merger Agreement, no consent from the Company, Pubco and Merger shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on SPAC, the Sponsor and each Insider and their respective successors, heirs and assigns and permitted transferees.

(c) Nothing in this Letter Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto, the Company, Pubco and Merger Sub any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto (and, prior to any valid termination of the Merger Agreement, the Company, Pubco and Merger Sub) and their successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of the SPAC, the Sponsor and each Insider acknowledges and agrees that, until the valid termination of the Merger Agreement, the Company, Pubco and Merger Sub is each an express third party beneficiary of this Letter Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Letter Agreement as though directly party hereto. The Sponsor and each Insider understands and acknowledges that the Company, Pubco and Merger Sub are entering into the Merger Agreement in reliance upon such Sponsor’s and Insiders’ execution, delivery and performance of this Letter Agreement.

(d) This Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

(e) This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

(f) This Letter Agreement and all claims or causes of action based upon, arising out of, or related to this Letter Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located

11

in the State of Delaware, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph 7(f). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g) Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or email transmission to the receiving party’s address or email address set forth above or on the receiving party’s signature page hereto; provided, that any such notice, consent or request to be given to the SPAC, the Company, Pubco or Merger Sub at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 12.02 (Notices) of the Merger Agreement.

(h) This Letter Agreement shall terminate and be void and of no further force or effect on the earlier of (i) the latest of (x) the expiration of the applicable Lock-up Period and (y) the vesting in full and delivery of all, or forfeiture and cancellation of all, Vesting Shares, or (ii) the liquidation of SPAC; provided, however, that paragraph 3 hereof shall survive such liquidation for a period of six years; provided, further, that no such termination shall relieve the Sponsor, any Insider or SPAC from any liability resulting from a breach of this Letter Agreement occurring prior to such termination.

(i) Each party hereto that is also a party to that certain Registration Rights Agreement, dated as of September 14, 2021, by and among SPAC, the Sponsor and the other parties signatory thereto (the “Existing Registration Rights Agreement”) hereby agrees to terminate the Existing Registration Rights Agreement effective as of the Closing. On or about the date hereof, the Sponsor and each Insider contemplated to become a party to the Registration Rights Agreement shall deliver to SPAC such agreement, duly executed by such Person, in the form attached to the Merger Agreement.

(j) If, and as often as, there are any changes in SPAC (or any successor or surviving entity), the shares of Class A Common Stock, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Letter Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, the shares of Class A Common Stock, the Founder Shares or the Private Placement Warrants, each as so changed. For the avoidance of doubt, such equitable adjustment shall be made to the criteria set forth in paragraph 4(g).

12

(k) Each of the parties hereto agrees to promptly execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto, the Company, Pubco or Merger Sub.

(l) No failure or delay by a party hereto in exercising any right, power or remedy under this Letter Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Letter Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Letter Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(m) Each agreement in effect between SPAC (on the one hand) and Sponsor, its Affiliates or any Insider (on the other hand) in effect as of immediately prior to the Closing under the Merger Agreement, (other than this Letter Agreement, any other Transaction Agreement, and any reasonable and customary agreement with respect to the indemnification SPAC’s directors and officers) shall be terminated as of such Closing and shall be of no further force or effect, without any further action by any party. With effect from such Closing, each party, on behalf of itself and its Affiliates, hereby releases in full any and all claims with respect thereto with effect on and from such Closing. Each party hereto hereby grants to each other party, Pubco and the Company the release and waiver provided in Section 12.16(b) of the Merger Agreement, mutatis mutandis, as if set forth in this Letter Agreement.

(n) Each party hereto shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the other parties, Pubco or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Letter Agreement, the Merger Agreement and the other Transaction Agreements.

[Signature Page Follows]

13

CIIG MANAGEMENT II LLC

By:	/s/ Gavin Cuneo
Name:	Gavin Cuneo
Title:	Managing Member

BLACKROCK CREDIT ALPHA MASTER FUND L.P.

By:	BlackRock Financial Management, Inc., in its capacity as investment advisor

By:	/s/ Christopher Biasotti
Name:	Christopher Biasotti
Title:	Authorized Signatory

HC NCBR FUND

By:	BlackRock Financial Management, Inc., in its capacity as investment advisor

By:	/s/ Christopher Biasotti
Name:	Christopher Biasotti
Title:	Authorized Signatory

/s/ F. Peter Cuneo
F. Peter Cuneo

/s/ Gavin Cuneo
Gavin Cuneo

/s/ Michael Minnick
Michael Minnick

/s/ David Flowers
David Flowers

/s/ Kenneth West
Kenneth West

/s/ Patricia Wilber
Patricia Wilber

/s/ Chris Rogers
Chris Rogers

and Agreed:

CIIG CAPITAL PARTNERS II, INC.

By:	/s/ Gavin Cuneo
Name:	Gavin Cuneo
Title:	Co-Chief Executive Officer

[Signature Page to Letter Agreement]

SCHEDULE 1

MERGER AGREEMENT LOCK-UP PERIODS

	LOCK-UP
Party	Lock-Up Shares	First Release	Second Release	Third Release
1. CIIG Management II LLC	5,175,000	1,725,000	1,725,000	1,725,000
2. BlackRock Credit Alpha Master Fund L.P.	414,000	138,000	138,000	138,000
3. HC NCBR Fund	161,001	53,667	53,667	53,667
TOTAL:[1]	5,750,001	1,916,667	1,916,667	1,916,667

[1]

Note: All numbers set forth in this Schedule 1 are subject to pro rata reduction in the event of redemptions by certain institutional investors of their Class A Common Stock as further described in Sponsor’s organizational documents and certain other agreements entered into by Sponsor and the Anchor Investors.

SCHEDULE 2

VESTING SHARES

PARTY	VESTING SHARES
CIIG Management II LLC	754,607

Exhibit 99.1

Zapp, a High Performance Two-Wheel Electric Vehicle Company, to Become Publicly

Traded via Business Combination with CIIG Capital Partners II

•	Zapp’s First Product, the i300 Performance City Bike, with its Carbon Composite Body, Delivers Premium Performance Capabilities to Urban Mobility Riders

•	Unique Charging Solution with Ultra-Lightweight (6kg) Portable Battery Pack that can be Charged via any Standard 220v/110v Wall Socket

•

Innovative Exoskeleton Architecture Integrates Zapp’s Design DNA, Provides Superior Performance Relative to Powered Two-Wheeler (“P2W”) Peers, Reduces Overall Components and Simplifies Manufacturing Assembly

•	Strategic Manufacturing Partnership with Summit Group Already in Place and at Start of Production

•	Asset-Light, Capital Efficient Business Model Aims to Achieve Near-Term Positive Free Cash Flow

•	Estimated Post-Transaction Enterprise Value of $573 Million with up to $274 Million in Net Cash to Fund Growth Assuming No Redemptions by CIIG II stockholders; No Minimum Cash Condition

NEW YORK and LONDON, Nov. 22, 2022 – CIIG Capital Partners II, Inc. (Nasdaq: CIIG) (“CIIG II”), a U.S. publicly-listed blank check company, and Zapp Electric Vehicles Limited (“Zapp” or the “Company”), a UK-based, high-performance two-wheel electric vehicle company, have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company, Zapp Electric Vehicles Group Limited, a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq under the ticker symbol “ZAPP”.

Zapp was founded in 2017 by a group of mobility experts with a vision and commitment to bring high-performance to urban mobility through original, advanced design with an emphasis on safety, quality, customer experience and full-cycle sustainability. Zapp’s first product to enter the market, the i300, has received widespread acclaim and consumer interest for its embodiment of these values.

Unlike other urban electric bikes, the i300 is built around an innovative exoskeleton architecture and is powered by an advanced British-designed electric motor, which enables it to match the acceleration of high-performance motorcycles in a step-through architecture. A lightweight alloy and composite bodywork allow for a slim total weight of just 108 kg (without battery packs). The i300’s interior permanent magnet electric motor and carbon fiber belt drive combine to drive acceleration from 0 to 30 mph (48km/h) in just 2.3 seconds and from 0 to 60 mph (97km/h) in 5.0 seconds.

The i300 utilizes ultra-portable lithium-ion battery packs weighing just 6 kg each. The battery packs can be charged from 20% to 80% via standard 220v/110v wall sockets in under 40 minutes. The portability of the battery packs makes the i300 easy to charge anywhere and at any time without reliance on a public charging network. The i300 is well-positioned to handle the average daily commute for urban drivers.

Zapp expects to implement a high-quality direct-to-customer experience called DSDTC (drop-ship-direct-to-customer). Once a customer places an online order, their selected model will be processed and conveniently delivered directly to their home by “Zappers,” who are independent service agents who perform deliveries in dedicated and purpose-designed plug-in hybrid service vans. Zappers also provide at-home inspection, service and support throughout the life of the vehicle. As part of Zapp’s full-stack e-commerce platform, customers are expected to have access to highly competitive leasing and insurance solutions.

Zapp also uses a Gen-2 sustainability design approach that requires fewer components and assembly steps and bodywork made from composites with green-to-make materials, with substantially all components being recyclable (or in the case of the battery packs, refurbished for a second use at end-of-life).

Zapp Investment Highlights

•	Large and Growing ~$130bn1 Global P2W Market: Strong organic and replacement demand for electrification in largely underpenetrated EV two-wheeler market provides an attractive opportunity for Zapp.

•

Innovator in High-Value EV “Urban Motorcycle” Category: Zapp is maximizing the benefits of EV technology through its creation of a new P2W category enabled by its ground-up design for an original and all-new vehicle architecture.

•

Portable and Powerful Battery Pack Technology: Zapp’s differentiated approach to battery packs addresses concerns with range anxiety and charging networks as its removable light weight battery packs can be charged via any standard 220v/110v wall sockets.

•	Highly Innovative Exoskeleton Architecture: Zapp’s innovative exoskeleton architecture lowers weight and creates simplified, efficient and low-cost assembly.

•

Low Capital Requirements Aiming to Achieve Near-Term Positive Free Cash Flow: Zapp has strategic partnerships with major Asian contract manufacturer Summit Group and receivables financing provider EXIM Bank.

•	Diversified and Experienced Management: The management team brings together proven entrepreneurs and professionals with deep domain expertise and thought leadership.

“Entering the public markets is an important milestone for Zapp and one we have been diligently working toward since our founding,” said Swin Chatsuwan, Founder and Chief Executive Officer of Zapp. “Combining with CIIG II and becoming a publicly listed company will enable us to scale our business, increase production and fulfill demand for electrification in the largely underpenetrated electric two-wheel market.”

Gavin Cuneo, CIIG II Co-Chief Executive Officer, added: “The two-wheel category is large, growing and highly fragmented. As the world quickly moves toward electric mobility, we expect this segment will be a leader globally. We believe Zapp’s combination of high design with high performance will allow them to capture share and take advantage of this momentum. We look forward to completing our business combination and working with Zapp’s world-class team to help accelerate their mission to revolutionize electric mobility.”

[1]	Source: Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures.

Transaction Overview

The combined company will have an estimated fully-diluted post-transaction enterprise value of $573 million, consisting of an estimated equity value of $852 million, $274 million in new cash to the balance sheet (assuming no redemptions by CIIG II public stockholders), and $5 million in existing cash2.

Cash proceeds raised will consist of CIIG II’s approximately $294 million cash in trust, net of redemptions. With no minimum cash condition, the cash in the CIIG II trust account is anticipated to support the Company’s growth capital needs, including Zapp’s production, marketing and sales efforts.

It is intended that 100% of existing Zapp shareholders will roll over their equity and, assuming no redemptions and full rollover, own approximately 59% of the pro forma equity of the combined company in connection with the transaction. The business combination has been approved by the boards of directors of both Zapp and CIIG II and is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions.

For a summary of the material terms of the proposed transaction, as well as a supplemental investor presentation, please see the Current Report on Form 8-K filed today with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about the proposed transaction will be described in CIIG II’s proxy statement relating to the business combination, which it will file with the SEC.

Advisors

SPAC Advisory Partners, a division of Kingswood Capital Partners, is serving as exclusive financial advisor to Zapp Electric Vehicles. Latham & Watkins LLP is serving as legal advisor to Zapp Electric Vehicles. Weil Gotshal & Manges LLP, and Orrick, Herrington & Sutcliffe LLP are serving as legal advisors to CIIG Capital Partners II. Gateway Group is serving as Global Investor Relations Advisor and Media Relations for North America. Influence Mobility is serving as Global Media Relations for Zapp Electric Vehicles.

Further Information On The Transaction

For further information on the proposed transaction, please visit ciigpartners.com or the investor section of zappev.com.

About CIIG Capital Partners II, Inc

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Launching its debut product in June 2022, Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to

[2]	Projected balance as of February 2023

market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Nick Francis

+44 7767615115

pr@zappev.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed business combination (the “Business Combination”) between Zapp, CIIG II and Zapp Electric Vehicles Group Limited (“PubCo”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of PubCo and CIIG II and Zapp as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.

Exhibit 99.2

ZAPP

CIIG CAPITAL PARTNERS II

Investor Presentation

November 2022

Exhibit 99.2 Investor Presentation November 2022

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation relates to a proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”). This presentation has been prepared for use by Zapp, PubCo and CIIG II and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with PubCo, Zapp and CIIG II in connection with the proposed Business Combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA. For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, any oral presentation of the slides by members of management of Zapp or CIIG II or any person on their behalf, any question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. This presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. None of PubCo, Zapp, CIIG II or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Further, past performance is not necessarily indicative of future results You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The merit and suitability of an investment in PubCo, Zapp or CIIG II should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment. 1

Disclaimer (Cont’d) This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp, PubCo, CIIG II, or any of their respective affiliates. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated Business Combination or any investment in any security of PubCo, Zapp, CIIG II or any of their respective affiliates and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on PubCo, Zapp and CIIG II, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. This presentation shall remain the property of Zapp. Zapp reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of Zapp and that it will keep confidential all information contained herein or otherwise obtained from Zapp. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities. 2

Disclaimer (Cont’d) The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this presentation represent the views of Zapp, PubCo and CIIG II and Zapp as of the date of this presentation. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material. Additional Information and Where to Find It In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section. Financial Information The financial information and data contained in this presentation has not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X promulgated under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement on Form F-4 to be filed relating to the Business Combination and the proxy statement/prospectus contained therein. 3

Disclaimer (Cont’d) Industry and Market Data In this presentation, Zapp, PubCo and CIIG II rely on and refer to certain information, estimates and statistics obtained from third-party sources. You are cautioned not to give undue weight to such estimates. None of Zapp, PubCo and CIIG II have independently veriﬁed the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of Zapp, PubCo and CIIG II or their respective affiliates guarantee the accuracy, completeness, timeliness, or availability of any information. None of Zapp, PubCo and CIIG II or their respective affiliates, or any third parties that provide information to Zapp, PubCo and CIIG II or their respective affiliates, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Zapp, PubCo and CIIG II may have supplemented such information where necessary, taking into account publicly available information about other industry participants and Zapp’s management’s best view as to information that is not publicly available. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, Zapp, PubCo and CIIG’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the ™, SM © or ⚫ symbols, but Zapp, PubCo and CIIG will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. None of PubCo, Zapp, CIIG II or their respective affiliates give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this presentation, the recipient will be deemed to have acknowledged and agreed to the foregoing. 4

Transaction Overview ▪ Zapp, headquartered in the UK, designs and sells high-performance two-wheel electric vehicles ▪ CIIG Capital Partners II, Inc. ( CIIG2 ) has approximately $294 million of cash in trust as of September 30, 2022 Overview ▪ On November 22, 2022, Zapp and CIIG2 entered into a business combination agreement ▪ Transaction expected to close in the first half of 2023 ▪ Post-closing, Zapp’s ordinary shares will be listed on Nasdaq under the ticker ZAPP Peter Cuneo Michael Minnick Gavin Cuneo ▪ It is intended that 100% of existing Zapp shareholders will roll over their Executive Chairman Co-CEO Co-CEO equity and, assuming no redemptions and full rollover, own 59% of the Capital pro forma equity of the combined company ▪ Highly complementary skillset of both operating and 1 ▪ Net of transaction expenses, Zapp is expected to receive $274 million Structure financial expertise with decades-long industry and 2 to fund growth, assuming no redemptions investing experience ▪ Proven value creation credentials across a variety of sectors and leadership in diverse situations ▪ Public market CEO and CFO experience ▪ Transaction implies a fully-diluted pro forma enterprise value of $573 ▪ Unique long-term orientation: committed to supporting million, assuming no redemptions and full rollover Valuation and guiding target companies with the goal of generating ▪ Represents an attractive entry relative to the electric vehicle peer group attractive investment returns over time 1) Subject to certain adjustments in accordance with the merger agreement. 5 2) Zapp is expected to receive $39 million, net of transaction expenses, assuming an illustrative 80% redemptions.

Unique Investment Opportunity 1 1| Large and Growing (~$130bn ) Global Powered-Two-Wheeler (“P2W”) Market Strong organic and replacement demand for electrification in largely underpenetrated EV two-wheeler market provides attractive opportunity 2| Innovator in High-Value Electric “Urban Motorcycle” Category Created a new P2W category by doing a ground-up design for an original and all-new vehicle architecture to maximize the benefits of EV technology 3| Portable and Powerful Battery Pack Technology Differentiated approach to battery packs addresses concerns with range anxiety and charging network – removable light weight battery packs can be charged via any standard 220V/110V wall socket 4| Highly Innovative Exoskeleton Architecture Innovative exoskeleton architecture lowers weight and creates simplified, efficient and low-cost assembly 5| Low Capital Requirements Aiming to Achieve Near-Term Positive Free Cash Flow Strategic partnerships with a major Asian contract manufacturer (Summit Group) and receivables financing provider (EXIM Bank) 6| Diversified and Experienced Management Management team brings together proven entrepreneurs and professionals with deep domain expertise and thought leadership 1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures. 6

COMPANY HIGHLIGHTS 7

Team Zapp

Experienced Entrepreneurs and Professionals with a Strong Track Record

Tony Posawatz
Chairman

gm · BEAM · NT · SemaConnect · nexeon · INRIX

Swin Chatsuwan
Founder & CEO

PARAGON PARTNERS · Morgan Stanley · Hertz · CLSA

Jeremy North
Co-founder & President

Highview Power · CLOUD MADE

Warin Thanathawee
Co-founder & Chief Design Officer

reddot design award · GOOD DESIGN

David McIntyre
Chief Commercial Officer

JAGUAR · McLaren · LOTUS · LAND ROVER · ASTON MARTIN · BENTLEY

Kiattipong Arttachariya
Co-Founder & Acting CFO

Bangkok Bank · PARAGON PARTNERS

Pongsatorn Sukhum
Chief Technology Officer

PHILIPS

Prasop Thongmee
Factory Manager

NISSAN · gm · TOYOTA · CAR

Kitti Khongkhatthanyakorn
Product & Supply Chain Manager

MITSUBISHI MOTORS · SONY · E@

Belinda Vinke
Chief Brand Officer

NOKIA · NIVEA · mothercare · JASPAL · MAUBOUSSIN · Hertz

Simon Noone
Head of Europe

McLaren · RENAULT

8

Team Zapp Experienced Entrepreneurs and Professionals with a Strong Track Record Tony Posawatz Swin Chatsuwan Jeremy North Founder & CEO Chairman Co-founder & President Warin Thanathawee David McIntyre Kiattipong Arttachariya Pongsatorn Sukhum Chief Commercial Officer Chief Technology Officer Co-founder & Chief Design Officer Co-Founder & Acting CFO Prasop Thongmee KittiKhongkhatthanyakorn Belinda Vinke Simon Noone Head of Europe Factory Manager Product & Supply Chain Manager Chief Brand Officer 8

Zapp at a Glance: Key Achievements to Date

Highly Experienced and Result-Oriented Team

2019

- ***i300*** proof-of-concept unveiled and well-received by automotive press (MCN, METRO, MOTORTREND)
- ***i300*** won multiple design awards

2020

- **Contract** Manufacturing Agreement signed (SUMMIT)
- **Receivables** financing obtained (EXIM)

2021

- Point-of-Sales rollout mobilized (**Approx. 200** reseller applications received worldwide)
- ***i300*** unveiled to business press (Bloomberg, Forbes)

2022

- **Pilot Production Completed / SOP [1] Ready**

1) Start of Production.

9

Zapp at a Glance: Key Achievements to Date Highly Experienced and Result-Oriented Team i300 won multiple Contract Manufacturing Point-of-Sales rollout mobilized design awards Agreement signed (Approx. 200 reseller applications received worldwide) 2019 2020 2021 2022 i300 proof-of-concept Receivables financing i300 unveiled to Pilot Production Completed unveiled and well-received by obtained business press 1 / SOP Ready automotive press 9 1) Start of Production.

PRODUCT DIFFERENTIATION 10

i300 Unique Positioning

Typical Pricing

Delivery/Utilitarian Proposition

Characteristic

Trend

Vespa Elettrica
Super Soco
Silence
Gogoro
Niu

Lifestyle/Quality Proposition

Zapp's first product: i300

High-priced Leisure Proposition

Harley-Davidson
Zero

Characteristic

Trend

- Sophisticated mature market consumers demand downsizing with no performance compromises

11

Unique Positioning Zapp’s First Product Positioned by High-Design, Lifestyle/Quality Proposition, as Solution for Advanced Urban Mobility Riders Delivery/Utilitarian Proposition Lifestyle/Quality Proposition High-priced Leisure Proposition Characteristic Zapp’s first product : ▪ Obsolete performance and dynamics ▪ Non-removable or heavy-removable batteries ▪ Reliance on designated charge points or swapping kiosks Livewire Harley-Davidson Trend ▪ With rising income in emerging markets, consumers demand higher specification lifestyle products Zero Zero Characteristic Vespa ▪ Expensive Elettrica Super Soco ▪ Non-removable batteries ▪ Heavy step-over form-factor less suitable for urban mobility use-case Gogoro Silence▪ Multiple design-award-winning, all-new architecture Trend ▪ Superior performance relative to P2V peers ▪ Sophisticated mature market consumers demand ▪ No designated charging network needed - can be downsizing with no performance compromises Niu charged via 220V/110V wall socket 11 Typical Pricing

Sustainable High-Performance Urban Mobility Step-Over (motorcycle) Performance in Step-Through (scooter) Form Factor Superbike Acceleration 0-30 mph (0-48 km/h) in 2.3 sec, 0-60 mph (0-97 km/h) in 5.0 sec Superbike Specifications High-torque special IPM e-motor, upside down forks, 4-piston caliper ABS brakes, pushrod coil-over mono-swingarm rear suspension Gen-2 Sustainability Low battery cells architecture, no-oven-no-autoclave low-energy manufacture carbon or bio composite bodywork options, low micro-plastic emission tyres, EV regen, canvas seating major parts in plastic Charge Anywhere! Unique charging solution with ultra-lightweight (13lbs / 6kg) portable battery pack that can be charged via any standard 220V / 110V wall socket 12

Select Media Coverage

Forbes

GQ

Bloomberg

Patent-Pending Innovative Exoskeleton Benefits

- Reduces overall components
- Simplifies manufacturing assembly
- Lowers weight and center-of-gravity
- Integrates brand's design DNA

Company

- Higher margins due to fewer parts
- Readily scalable

Consumer

- Better handling [1]
- Allows flexible storage

13

Select Media Coverage Patent-Pending Innovative Exoskeleton Benefits ▪ Reduces overall components “That re-imagination starts with a lightweight composite body and alloy ▪ Simplifies manufacturing assembly exoskeleton that contributes to the i300's total weight of just 200 pounds ▪ Lowers weight and center-of-gravity ▪ Integrates brand’s design DNA “It’s got an exoskeleton which houses all its battery and motor tech, and shows off the company’s design language rather neatly Company ▪ Higher margins due to fewer parts “To envision the i300, think of a Vespa with a battery, electric motor and more aggressive ▪ Readily scalable styling Consumer 1 ▪ Better handling ▪ Allows flexible storage Innovative True Load-Bearing Exoskeleton Basis of Zapp’s Design DNA 1) Low center-of-gravity allows higher maneuverability and better handling. 13

Eliminate Range Anxiety, Charge Anywhere

Key Customer Benefits

Charge Anywhere

Performance[1]

- Quick charge time: ~40 minutes from 20% to 80%
- Very long-life cycle: 2,000 cycles

Portable

- 13lbs (6kg)
- Two provided with vehicle
- Fits into backpack or briefcase
- Easy to carry

Mounted Underfoot

- Clears space under seat for storage
- Lowers center-of-gravity for better handling

14

Eliminate Range Anxiety, Charge Anywhere Unique Independent, Ultra-Lightweight Portable Dual Battery Packs that Operate Independently Key Customer Benefits 1 Charge Anywhere Performance Portable Mounted Underfoot • Clears space under seat for • Quick charge time: ~40 • 13lbs (6kg) • Uses any standard storage minutes from 20% to 80% 220V/110V wall socket • Two provided with vehicle • Lowers center-of-gravity for • Very long-life cycle: 2,000 • No swapping at kiosks • Fits into backpack or briefcase better handling cycles • No designated charging • Easy to carry network needed • No at-home wall charging equipment necessary 1) Testing done at the battery cell level, using 0.5c change and 1c discharge. Charging from 20% - 80% charge. 14

Zapp's Unique Positioning in Battery Pack Solutions

Portable Battery EVP2W Brands

Battery Weight
~ 13 lbs (6 kg)
~ 18 lbs (8 kg)
~ 21 lbs (9 kg)
~ 24 lbs (11 kg)
~ 88 lbs (40 kg)
Charging Time (Hr)[1]
~ 1
~ 4
~ 5
~ 6
~ 6 to 8
Power (kW)[2]
~ 14
~ 3
~ 2
~ 3
~ 9
ZAPP
i300
TORROT
Muvi
GOVECS
FLEX
NIU
NQI GTS
SILENCE
S02

Swapping-Dependent EVP2W Brands

SBMC[3]

HONDA
PIAGGIO
KTM
YAMAHA

Gogoro Network

gogoro
Hero
YADEA

** Logos represent selected brands in respective consortiums.*

Non-Removable Battery EVP2W Brands

LiveWire Del Mar
BMW CE 04
Vespa Elettrica

15

Zapp’s Unique Positioning in Battery Pack Solutions High Performance Independent Battery Pack Solution Designed for Urban Use Portable Battery EVP2W Brands Swapping-Dependent EVP2W Brands 88 ~ 88 lbs (40 kg) Gogoro 3 SBMC Network ~ 24 lbs (11 kg) 24 ~ 21 lbs (9 kg) ~ ~ 18 lbs (8 kg) ~ 21 18 ~ 13 lbs (6 kg) ~ 13 ~ 7 6 to 8 ~ ~ 6 5 ~ ~ 4 1 ~ * Logos represent selected brands in respective consortiums. 14 ~ Non-Removable Battery EVP2W Brands 9 ~ 3 3 ~ ~ 2 ~ i300 Muvi FLEX NQI GTS S02 1) Zapp’s charging time when using Zapp’s fast charger. Muvi’s charging time is based on 54.6v 10A dual charger. Other brands do not specify types Del Mar CE 04 Elettrica of chargers used. 15 2) Zapp’s and Silence’s power represent peak output. Other brands do not specify definition of power. 3) Swappable Battery Motorcycle Consortium. Power Charging Battery 2 1 (kW) Time (Hr) Weight

Fit for Purpose, Great Value for Performance

Brand	Model	0-30 mph (0-48 km/h) Acceleration	Vehicle Weight	Power (Peak)	Price [1]	EU Presence	Removable Battery	Removable Battery Weight
Zapp	 i300	**2.3sec**	**264 lbs (120 kg)**	**14kW**	**$7,107**	✓	✓	**13 lbs (6 kg)**
LiveWire	 Del Mar	3.1 sec	431 lbs (195 kg)	60kW	$16,999	✓	-	-
BMW	 CE 04	2.6 sec	510lbs (231 kg)	31kW	$14,180	✓	-	-
Vespa	 Elettrica	n/a	287lbs (130 kg)	4kW	$7,949	✓	-	-
SILENCE	 S02	3.9 sec	319lbs (145 kg)	9kW	$4,737	✓	✓	**88 lbs (40 kg)**
niu	 NQiGT/S	n/a	209lbs (95 kg)	3.0kW	$3,999	✓	✓	**24 lbs (11 kg)**
gogoro	 Supersports	3.7sec	271lbs (123 kg)	7.6kW	$3,377	-	✓	**20 lbs (9 kg)**

16

Fit for Purpose, Great Value for Performance 0-30 mph Vehicle Power Removable Removable 1 Brand Model (0-48 km/h) Price EU Presence Weight (Peak) Battery Battery Weight Acceleration 13 lbs 264 lbs 2.3sec 14kW $7,107 ✔✔ (6 kg) (120 kg) 431 lbs 3.1 sec 60kW $16,999 - - ✔ (195 kg) Del Mar 510lbs 2.6 sec 31kW $14,180 ✔ - - (231 kg) CE 04 287lbs n/a 4kW $7,949 ✔ - - (130 kg) Elettrica 319lbs 88 lbs 3.9 sec 9kW $4,737 ✔✔ (40 kg) (145 kg) S02 209lbs 24 lbs n/a 3.0kW $3,999 ✔ ✔ (95 kg) (11 kg) NQiGT/S 271lbs 20 lbs 3.7sec 7.6kW $3,377 - ✔ (123 kg) (9 kg) Supersports 1) Based on MSRP listed in respective manufacture's website. If MSRP information is not available, the data comes from E-Scooter.Co. i300 price is based on €6,900 and converted to USD by applying exchange rate of EUR/USD = 1.03 16 as of November 14, 2022.

MANUFACTURING / SUPPLY CHAIN 17

Manufacturing Outsourced to Global Tier-1 Firm Summit Group is a Large, Established Automotive Manufacturers in SE Asia ▪ Over 50 years of manufacturing know-how in automotive space ▪ Ability to produce its own tooling and R&D combined with periodic production enhancements ▪ All factories have passed IATF 16949:2016 (the latest standard in the industry) ▪ 8 locations with over 6,500 employees in Thailand plus additional facilities in Japan, China, Indonesia, Vietnam and India Other Key Customers Summit’s Value-Add 1| Capacity for Zapp 1 300,000 units per year with potential for more 2| Tooling Limited capex requirement from Zapp 3| Resources Experienced / well-trained manufacturing labor 4| Logistics Expertise in product export to different global regions 5| Warranty Consumer product warranty contracted 1) Estimated capacity by 2026. 18

Zapp's Design For Manufacturing (DFM)

	Components	Assembly	Assembly Time
i300	**Only 165** Components *De-Risk Manufacturing and Procurement Complexity*	**Only 82** Steps *Optimize Manufacturing Process*	**<30** Minutes[1]
Competitive ICE[2]2W[3]	2,000 Components	Up to 150 Steps	200+ Minutes

19

Zapp’s Design For Manufacturing (DFM) Designed-In Maximization of EV Drivetrain and Exoskeleton Innovation to Change Manufacturing Paradigm Assembly Components Assembly Time Only 82 Only 165 <30 1 Steps Components Minutes De-Risk Manufacturing and Optimize Manufacturing Procurement Complexity Process Competitive 2,000 Up to 150 200+ 2 3 ICE 2W Components Steps Minutes 1) Expected cycle time of assembly process by Summit when production scale is ramped up. 2) Internal Combustion Engine. 19 3) Refers to BMW assembly process of its motorcycle manufacturing.

Flex Manufacturing Through Simplified Assembly

Station 1
Chassis
Station 2
Mechanical
Station 3
Electrical
Station 4
Bodywork

Capacity

1) *Estimated capacity by 2026.*

20

Flex Manufacturing Through Simplified Assembly 4-Station, Non-Belt Production Line Capability to Achieve High Efficiency and Yield Station 1 Station 2 Station 3 Station 4 Chassis Mechanical Electrical Bodywork Capacity 2 1 Summit’s pre-existing capacity of 215,000+ ft can be allocated to Zapp and could yield 300K units/year Flexibility to Increase or Decrease Volumes with no Minimum Commitments 1) Estimated capacity by 2026. 20

Balance Sheet-Light Model Enabled by Contract Manufacturing and Receivables Financing Basis Summit Capacity Expansion 2023 2024 2025 2026 Roll-Out for Zapp 2 Factory Floor Space (ft ) 5,380 53,800 107,600 215,200 Assembly line 1 6 10 10 Manpower 14 42 65 80 Type of Process Fully Manual Process Partially Automated Process Capacity per year 10,000 100,000 200,000 300,000 Partnership with Summit Allows Capital Efficient Manufacturing. We are SOP Ready 21 Note: Annual capacity figures do not represent the company's projections.

Blue Chip Suppliers

Strategic Partners Provide Ease of Scalability

Premium-Quality Proprietary and Custom Components

Exo-skeleton

Battery Packs

Composite Bodywork

Alloy Wheels

Swing-Arm

Components from Blue Chip Suppliers Through Summit

BITRON MICHELIN

Gates DANA TM4

Assembly	Logistics	
General Assembly	Sea Freight	Inland
SUMMIT	SUMMIT	ZAPP

22

Blue Chip Suppliers Strategic Partners Provide Ease of Scalability Components from Blue Chip Suppliers Premium-Quality Proprietary and Custom Components Through Summit Exo- Battery Composite Bodywork skeleton Packs Assembly Logistics Sea General Assembly Inland Alloy Freight Swing-Arm Wheels 22

Gen-2 Sustainability

Strong Emphasis on Full-Cycle Sustainability

Designed for fewer components and simplified assembly process

Design
Sourcing
Manufacturing
End of life
Battery Second Use
ZAPP

Bodywork from composites with green-to-make materials

Low number of components and assembly steps

Batteries can be refurbished for second use at end of life

Substantially all components recyclable at end-of-life

23

Gen-2 Sustainability Strong Emphasis on Full-Cycle Sustainability Designed for fewer components and simplified assembly process Bodywork from composites with green-to- Design make materials ▪ NONA-carbon fiber composite ▪ Bio-Flax composite ▪ Ocean-recycled plastic Battery Batteries can be refurbished Sourcing for second use at end of life Second Use Low number of End of life Manufacturing Substantially all components components and recyclable at end-of-life assembly steps 23

GO-TO-MARKET STRATEGY

EVP2W Companies within Pure-Play EV Landscape

Largely Untapped ~$130BN Electrification Opportunity

Two-Wheel Market

TAM (2022): ~$130BN[1]

High Utility[3]
ZAPP
niu
gogoro
Regional
Global
Moderate-Performance[2]
High-Performance[2]
LiveWire
Moderate Utility[3]

Highly Fragmented EV Markets

Passenger Vehicles

Faraday Future, Fisker, 理想, LORDSTOWN, LUCID, MULLEN, NIO, polestar, RIVIAN, TESLA, XPENG

Commercial Vehicles

ARRIVAL, ATLIS MOTOR VEHICLES, BYD, CANOO, HYLIION, HYZON, LIGHTNING eMOTORS, LION ELECTRIC, NIKOLA MOTOR COMPANY, PROTERRA, REE, WORKHORSE, XOS

25

EVP2W Companies within Pure-Play EV Landscape Largely Untapped ~$130BN Electrification Opportunity Two-Wheel Market Highly Fragmented EV Markets 1 TAM (2022): ~$130BN Passenger Vehicles 3 High Utility Regional Global Commercial Vehicles 2 2 Moderate-Performance High-Performance 3 Moderate Utility Note: Logos are select publicly traded pure-play EV players in respective categories. 1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures. 2) Based on 0-30 mph acceleration. Below 3 seconds is considered as high-performance vehicles. 3) Based on vehicle form factor (step-through / step-over), battery portability, ease of charging, maneuverability and customization. 25

Taking Advantage of the Momentum

Market Size [1] ($bn)
$130
$224
8% CAGR
13% CAGR
ICE[2] Market
EV Market
$27
$64
2022
2029
Penetration
21%
29%

BICESTE
HERITAG

1) Source: Fortune Business Insights.
2) Internal Combustion Engine.

26

Taking Advantage of the Momentum P2W Market is Currently ~$130bn and Growing, with Faster Transition to EVs 1 Market Size ($bn) $224 8% CAGR $130 2 ICE Market 13% CAGR $64 EV Market $27 2022 2029 Penetration 21% 29% 1) Source: Fortune Business Insights. 2) Internal Combustion Engine. 26

Favorable Regulation Tailwinds for EV Adoption

- Support from most governments around the world, especially Europe
  - Financial incentives
  - Non-financial incentives
  - Stricter regional emission regulations (Internal Combustion Engine bans in the longer term)

Oslo 2030
Copenhagen 2030
Bristol 2021
Amsterdam 2025
Oxford 2035
London 2030
The Hague 2030
Antwerp 2025
Brussels 2035
Heidelberg 2030
Paris 2025
Lausanne 2030
Milan 2030
Rome 2024
Barcelona 2030
Madrid 2025
Athens 2025

27

Favorable Regulation Tailwinds for EV Adoption Oslo 2030 ▪ More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalizations for P2W Copenhagen 2030 Bristol ▪ Support from most governments around the world, 2021 Amsterdam especially Europe 2025 Oxford The Hague 2035 London Antwerp 2030 2030 ▪ Financial incentives 2025 Brussels 2035 Heidelberg ▪ Non-financial incentives Paris 2030 2025 ▪ Stricter regional emission regulations (Internal Combustion Engine bans in the longer term) Lausanne 2030 Milan 2030 Rome Barcelona 2024 2030 Madrid Athens 2025 2025 27

Omni Sales Channels to Maximize Volume Growth

Retail Point of Sales (Agency Model)

Authorized Resellers

- Serve as a physical retail point-of-sales (POS) for some customers who want human contact
- **Approx. 200** applications submitted by Authorized Resellers globally

Online Resellers / Influencers

Full-stack E-Commerce System

Our First Paris Showroom

Zapp i300 electric scooter debuts at Goodwood
Zapp Portable Battery
$399

28

Omni Sales Channels to Maximize Volume Growth Retail Point of Sales (Agency Model) Full-stack E-Commerce System Authorized Resellers Online Resellers / Influencers ▪ Serve as a physical retail point-of-sales (POS) ▪ Allows the company to broaden reach to its e-▪ All sales channels are driven to Zapp’s full stack for some customers who want human contact commerce platform e-commerce platform ▪ Approx. 200 applications submitted by ▪ The configurator allows upselling to prospective Authorized Resellers globally customers per their personalization preferences Our First Paris Showroom Zapp Portable Battery 28

Initial Target Markets

France	Germany	Italy	Spain	UK	S. Korea	USA	Turkey	Portugal	Greece
206,955	199,132	269,600	166,513	107,270	152,623	550,000	255,961	36,925	38,550

29

Initial Target Markets 1 P2W Market Sizes in Target Markets in 2021 (#of Vehicles Sold Annually in Units) France Germany Italy Spain USA Turkey Greece S. Korea Portugal UK 206,955 199,132 269,600 166,513 107,270 152,623 550,000 255,961 36,925 38,550 1) Motorcycle and scooter production volume in 2021. Source: ACEM Statistical Release and other public sources. 29

Drop-Ship-Direct-To-Customer

Dealership Model Eliminated

Customer Orders Zapp Vehicle

- All orders, direct and via channels, are executed online via a single e-commerce platform
- Consumer financing expected to be available

Production / Assembly

- Purchase orders are passed through to EXIM Bank and Summit
- Orders are then expected to take approx. 3 weeks to fulfill

Logistics

- Vehicles are shipped via sea-container to our hubs, where 'Zappers' complete the pre-delivery inspection, and customer documentation

Delivery

- A 'Zapper' is an independent delivery and service agent who performs delivery using our purpose-designed 'Zapper vans'

30

Drop-Ship-Direct-To-Customer Dealership Model Eliminated ▪ Eliminates the dealership model and allows Zapp to control a high-quality user experience, including fixed pricing ▪ Complements the personalization strategy, avoids inventory build-up, both at the POS and at Zapp, as part of our asset-light model Customer Orders Production / Assembly Logistics Delivery Zapp Vehicle ▪ All orders, direct and via channels, ▪ Purchase orders are passed ▪ Vehicles are shipped via sea-▪ A ‘Zapper’ is an independent are executed online via a single through to EXIM Bank and Summit container to our hubs, where delivery and service agent who e-commerce platform ‘Zappers’ complete the pre- performs delivery using our ▪ Orders are then expected to take ▪ Consumer financing expected to delivery inspection, and customer purpose-designed ‘Zapper vans’ approx. 3 weeks to fulfill be available documentation 30

After-Sales Care Through Our Zappers “We Come to You” Branded Zapper Vans Expected to Operate After-Sales Care as well as Initial Deliveries to Customers Who are Zappers? ▪ Zapp franchised and trained technicians ▪ Zapper vans expected to be owned and operated by individual franchisees ▪ Fully-equipped van designed by Zapp including full tool set and spare parts inventory 31

Longer-Term Product Roadmap

Current | Mid-Term | Long-Term

Smaller, more affordable in emerging markets

	i300	*i125* [2]	*i100* [2]
Key Selling Features	Gen-2 green, high design, very high performance	Smaller version of *i300* but with all key attributes	Gen-2 green, high design, affordability
Vehicle Weight	264 lbs (120 kgs)	176 lbs (80 kgs)	132 lbs (60 kgs)
Power/Torque	14kW/84Nm max	7kW/50Nm max	4kW/30Nm
Price Points [1]	€6,900-8,400	€6,000	€4,500

32

Longer-Term Product Roadmap Future Product Platforms Aim to Fill All Key Targeted Segments with Differentiated Attributes Mid-Term Long-Term Current Smaller, more affordable in emerging markets 2 2 i300 i125 i100 Key Selling Gen-2 green, high design, Smaller version of i300 Gen-2 green, high design, affordability Features very high performance but with all key attributes Vehicle Weight 264 lbs (120 kgs) 176 lbs (80 kgs) 132 lbs (60 kgs) Power/Torque 14kW/84Nm max 7kW/50Nm max 4kW/30Nm 1 Price Points €6,900-8,400 €6,000 €4,500 1) Before local grants and benefits. For i300, base model starts from €6,900. 2) Currently under development and final specifications may change. 32

TRANSACTION OVERVIEW 33

Transaction Overview

Key Transaction Terms

Illustrative Post-Transaction Ownership [1]

0% Redemptions **80% Redemptions [2]**

8%
34%
59%
10%
9%
80%
Zapp Shareholders
CIIG Public Shareholders
CIIG Founder Shares

	Redemption Scenarios	
Illustrative Pro Forma Valuation	**0%**	**80% [2]**
Share Price	**$10.00**	**$10.00**
Pro Forma Shares Outstanding (mm)	85.2	62.2
Pro Forma Equity Value	**$852**	**$622**
(+) Existing Net Debt [3]	(5)	(5)
(-) New Cash to Balance Sheet [4]	(274)	(39)
Pro Forma Enterprise Value	**$573**	**$578**
Illustrative Sources and Uses		
Sources		
CIIG Cash in Trust	$294	$59
Zapp Equity Rollover	500	500
Total Sources	**$794**	**$559**
Uses		
Zapp Equity Rollover	$500	$500
Cash to Balance Sheet	274	39
Fees & Expenses [5]	20	20
Total Uses	**$794**	**$559**

34

Transaction Overview Key Transaction Terms Redemption Scenarios 2 Illustrative Pro Forma Valuation 0% 80% ▪ Transaction expected to result in approximately $274 million of cash Share Price $10.00 $10.00 (assuming 0% redemptions) or $39 million (assuming 80% Pro Forma Shares Outstanding (mm) 85.2 62.2 Pro Forma Equity Value $852 $622 redemptions) added to Zapp’s balance sheet to fund its business plan 3 (+) Existing Net Debt (5) (5) 4 (-) New Cash to Balance Sheet (274) (39) ▪ Earn-out of 8.5 million shares outstanding at close to be issued to Pro Forma Enterprise Value $573 $578 existing Zapp shareholders vested equally assuming pro forma share Illustrative Sources and Uses prices of $12, $14 and $16 per share equaling or exceeding for any 20 Sources trading days during a 30 day consecutive trading period CIIG Cash in Trust $294 $59 Zapp Equity Rollover 500 500 ▪ No minimum cash condition Total Sources $794 $559 Uses Zapp Equity Rollover $500 $500 Cash to Balance Sheet 274 39 1 5 Illustrative Post-Transaction Ownership Fees & Expenses 20 20 Total Uses $794 $559 2 0% Redemptions 80% Redemptions 8% 10% Note: Capital structure is subject to certain adjustments in accordance with the merger agreement. 9% Zapp Shareholders 1) Excluding earn-out of the existing Zapp shareholders and deferred founder shares. Does not reflect the impact from potential dilution from CIIG warrants or the issuance of any equity awards CIIG Public Shareholders that may be issued at or after the closing of the transaction. 34% 2) Redemption scenarios are illustrative. 59% 3) Projected balance as of February 2023. CIIG Founder Shares 4) New Cash to Balance Sheet is calculated based on CIIG’s cash in trust value of $294 million as of 80% September 30, 2022. 5) Fees and expenses are preliminary and subject to confirmation. 34

Thank you

Design-Led Electric Personal Urban Mobility Solutions

FAAC

35

Thank you Design-Led Electric Personal Urban Mobility Solutions 35

APPENDIX 36

Risk Factors The risks presented below are certain of the general risks related to PubCo’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by PubCo, its affiliates or by third parties with the SEC. These risks speak only as of the date of the presentation, and neither PubCo nor CIIG II Capital Partners II, Inc. (“CIIG II”) have any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to PubCo in connection with and following the consummation of the business combination with CIIG II (the “Business Combination”) are described above under “Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks, any investor presentation prepared in connection with such investment or any other statement, representation or warranty made by any person, firm or corporation. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in PubCo, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Unless the context otherwise requires, in this document, “PubCo” refers to Zapp Electric Vehicles Group Limited and its subsidiaries, “Zapp” refers to Zapp Electric Vehicles Limited and its subsidiaries and “we,” “us” or “our “refer to the business of Zapp prior to the consummation of the Business Combination, which will be the business of PubCo following the consummation of the Business Combination. Risks Related to Zapp’s Business and Industry ▪ We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future. ▪ We are a new entrant into a new space. As we scale and expand our business, we may not be able to adequately control the costs of our operations, including managing the effects of inflation. ▪ The global automotive market is highly competitive. Specifically, the electric vehicle sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of established and new competitors. ▪ Our future growth and success are highly dependent upon consumers’ adoption of, and their demand for EVP2W vehicles and our battery solutions in a sector that is generally competitive, cyclical and volatile. ▪ Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance, and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand. ▪ We may experience delays in the design, manufacture, production, and launch of our vehicles, which could harm our business, prospects, financial condition and operating results. ▪ We may be unable to develop and manufacture vehicles of sufficient quality, and on schedule and scale, that would appeal to a large customer base. ▪ If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted. ▪ Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. ▪ As we continue to grow, we may not be able to effectively manage our growth, including with respect to our design, research, development and maintenance capabilities, which could negatively impact our brand and financial performance. ▪ The relationship of the UK and the EU could impact our ability to operate efficiently in certain jurisdictions or in certain markets. ▪ Our credit line with the Export-Import Bank of Thailand (“EXIM Bank”), which we use to finance customer orders is cancellable by EXIM Bank at any time, and we may be unable to secure financing at similar rates. ▪ We depend on suppliers, including critical and single sourced suppliers, to deliver components according to schedules, prices, quality, and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require other changes to operations. These and other factors may adversely impact revenues and operating income. 37

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ Increases in costs, as a result of inflation or otherwise, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and electronics subcomponents could harm our business. ▪ Leveraging contract manufacturers, including Summit Group, to contract manufacture our vehicles is subject to risks, including costs, manufacturing footprint, and manufacturing capabilities. If we are unable to maintain a relationship with Summit Group to manufacture our vehicles, our manufacturing costs may be adversely affected. ▪ We do not yet have a dealer product distribution network and do not have experience distributing directly to consumers. If we are unable to establish or maintain relationships with resellers or other retail partners or our authorized resellers or other retail partners are unable or ineffective in establishing or maintaining relationships with customers for our vehicles, our business may be adversely affected. ▪ Our ability to attract, train and retain executives and other qualified employees, including key members of management, is critical to our business, results of operations and future growth. ▪ We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us. ▪ We may face challenges in expanding our business and operations internationally and our ability to conduct business in markets may be adversely affected by legal, regulatory, political, and economic risks. ▪ If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business. ▪ If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry or are subject to negative publicity, then our business, prospects, financial condition and operating results may suffer materially. ▪ Changes in industry standards may lead to uncertainty, additional competition and further unexpected costs. ▪ Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors. ▪ We collect and process certain information about our customers and their vehicles and are subject to various privacy and consumer protection laws. ▪ If we fail to offer high-quality customer service covering the delivery and after-sales care of our vehicles, or fail to maintain a superior customer support experience, our business and reputation will suffer. ▪ Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in current and future enabling and competitive technologies, including alternatives to electricity as a fuel source, may adversely affect the demand for our vehicles. ▪ Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business, and results of operations. ▪ We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business. ▪ Vehicle retail sales depend heavily on affordable interest rates, credit risk, and availability of credit for vehicle financing and a substantial increase in interest rates or decrease in availability of credit could materially and adversely affect our business, prospects, financial condition and operating results. ▪ Our vehicles make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame, which could, among other things, cause harm to others, result in property damage and reputational damage, and subject us to lawsuits that could have a negative effect on our financial condition and the battery’s range and life will 38 deteriorate with usage and time.

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. ▪ Our insurance coverage strategy may not be adequate to protect us from all business risks. ▪ We may be involved in legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition. ▪ We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation. ▪ We and our supply chain partners are subject to numerous regulations. Unfavorable changes to, or failure by us, or our supply chain partners to comply with these regulations could substantially harm our business, prospects, financial condition and operating results. ▪ We are or may be subject to risks associated with strategic alliances or acquisitions, which could require significant management attention, disrupt the business, dilute stockholder value and adversely affect our operating results. ▪ Changes in international trade policy, including the continuation or imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition, and operating results. ▪ Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations. ▪ If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud. ▪ Material weaknesses in our internal control over financial reporting may be identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. ▪ Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business. ▪ Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition. ▪ Changes in tax laws or regulations that are applied adversely to us or our customers may materially adversely affect our business, prospects, financial condition and operating results. ▪ We may seek to obtain future financing through the issuance of debt or equity, and such financing may not be available on commercially reasonable terms or at all, which may have an adverse effect on our shareholders or may otherwise adversely affect our business. ▪ Our subsidiary in Thailand is subject to restrictions on foreign ownership in Thailand. ▪ We may grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses. ▪ We may be unable to complete ESG initiatives, in whole or in part, which could lead to less opportunity for us to have ESG investors and partners and could negatively impact ESG- focused investors when evaluating our business. ▪ Certain data and information in this presentation were obtained from third-party sources and were not independently verified by us. Accordingly, you should not place undue reliance on such information. 39

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ Our business prospects, financial condition and operating results may be adversely affected by pandemics (including COVID-19) and epidemics, natural disasters, actual or threatened war (including the conflict in Ukraine), terrorist activities, political unrest, and other outbreaks. ▪ We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation. ▪ If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed. ▪ Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services, and subject us to possible litigation, claims or proceedings. ▪ We will depend initially on revenue generated from one model of the electric vehicle, and in the foreseeable future, we will continue to be significantly dependent on a limited number of models. ▪ The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles or the imposition of new or additional regulations, including local, municipal or country-specific regulations, on electric vehicles or components contained in our vehicles could have a material adverse effect on our business, prospects, financial condition and operating results. ▪ Our inability to obtain and/or retain necessary licenses and permits to operate our business may negatively impact our financial results. ▪ Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions. ▪ Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars. Risks Related to CIIG II and the Business Combination ▪ CIIG II’s directors and officers have potential conflicts of interest in recommending that CIIG II’s stockholders vote in favor of the adoption of the business combination agreement relating to the proposed Business Combination and approval of the other proposals to be described in the proxy statement/prospectus to be filed relating to the proposed Business Combination. ▪ CIIG II’s sponsor, directors and officers have agreed to vote in favor of the proposed Business Combination, regardless of how CIIG II’s public stockholders vote. ▪ CIIG II’s sponsor beneficially owns a significant equity interest in CIIG II and may take actions that conflict with your interest. ▪ The combined company will incur significant transaction costs in connection with the proposed Business Combination. ▪ The consummation of the proposed Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the business combination agreement to be entered into for the proposed Business Combination may be terminated in accordance with its terms and the proposed Business Combination may not be completed. ▪ The ability to successfully effect the proposed Business Combination and the combined company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Zapp. The loss of such key personnel could negatively impact the operations and financial results of the combined company. ▪ Following the consummation of the proposed Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. ▪ There is no guarantee that a CIIG II stockholder’s decision to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position. 40

Risks Related to CIIG II and the Business Combination (Cont’d) ▪ If the proposed Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of CIIG II’s securities or, following the consummation of the proposed Business Combination, the combined company’s securities, may decline. ▪ Legal proceedings may be instituted against the proposed Business Combination, which could delay or prevent or otherwise adversely impact the proposed Business Combination. ▪ The proposed Business Combination or the combined company may be materially adversely affected by the recent COVID-19 outbreak. ▪ Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the proposed Business Combination, and results of operations. ▪ CIIG II may be forced to close the proposed Business Combination even if it determines that it is no longer in CIIG II stockholders’ best interest. ▪ CIIG II’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the proposed Business Combination. ▪ CIIG II is dependent upon its directors and officers and their loss could adversely affect CIIG II’s ability to complete the proposed Business Combination. ▪ CIIG II’s sponsor, directors, officers and their affiliates may elect to purchase shares from CIIG II’s public stockholders, which may influence a vote on the proposed Business Combination and reduce CIIG II’s public “float.” ▪ Delays in completing the proposed Business Combination may substantially reduce the expected benefits of the proposed Business Combination. ▪ If CIIG II is unable to complete this proposed Business Combination, or another business combination, within its prescribed time frame, CIIG II would cease all operations except for the purpose of winding up and redeem all of CIIG II’s public shares and liquidate. ▪ If, before distributing the proceeds in the trust account to its public stockholders, CIIG II files a bankruptcy petition or an involuntary bankruptcy petition is filed against CIIG II that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of CIIG II’s stockholders and the per-share amount that would otherwise be received by CIIG II’s stockholders in connection with its liquidation may be reduced. ▪ If third parties bring claims against CIIG II, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10 per share. ▪ If, after CIIG II distributes the proceeds in the trust account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against CIIG II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and CIIG II and its board may be exposed to claims of punitive damages. ▪ CIIG II’s assessment of the capabilities of Zapp’s management to continue Zapp’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of CIIG II stockholders. ▪ CIIG II’s due diligence investigation of Zapp and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on Zapp’s financial condition and results of operations, which could cause CIIG II stockholders to lose some or all of their continuing investment. ▪ Even if CIIG II consummates the proposed Business Combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless. ▪ The grant and future exercise of registration rights may adversely affect the market price of the combined company’s securities upon consummation of the proposed Business Combination. ▪ Nasdaq may not continue to list Zapp’s securities following the proposed Business Combination, which could limit investors’ ability to make transaction in Zapp’s securities and subject Zapp to additional trading restrictions. ▪ Substantial future sales of CIIG II’s Class A common stock could cause the market price of CIIG II’s Class A common stock to decline. 41

Risks Related to Investment in a Cayman Islands Company and PubCo’s Status as a FPI ▪ PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo is exempt from certain provisions applicable to United States domestic public companies. ▪ As a company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with the Nasdaq corporate governance listing standards. ▪ You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. ▪ It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination. 42